

Forrester Research 2012 Annual Report

Notice Of 2013 Annual Meeting And Proxy Statement

FORRESTER

FORRESTER RESEARCH 2012 ANNUAL REPORT

To investors and all members of the Forrester community:

Thank you for your continued support of our company. The thoughts below augment and give color to the detailed descriptions of our business contained in the attached 10-K.

2012

2012 proved to be a challenging year for Forrester, primarily because of changes in sales.

We reorganized sales, changing to a structure of single teams selling to all roles within accounts. This was the right change to make to simplify our relationships with customers. But in the process of reorganizing, 55% of client accounts were unplugged, and we rolled out a new sales compensation model. The first factor curtailed sales pipelines, and the second increased attrition in sales. Together these factors resulted in lower-than-planned sales performance in 2012, which will compress revenue growth for 2013.

Making Changes

In the second half of 2012, we made changes to move the company back onto steadier footing.

The first involved new sales leadership. Mike Morhardt, a longtime sales veteran in the research business, joined the company in the fourth quarter as chief sales officer (CSO). Mike and I are united in our goal to raise Forrester's sales force to world-class status — a necessary asset if the company is to grow at 15% to 20% per year on a sustainable basis. Mike has made significant changes since he joined the company in November. His early influence is reducing sales attrition, improving leadership, increasing pricing discipline, and instilling new vigor and energy in the sales team.

We also streamlined senior leadership, eliminating the chief operating officer (COO) position to speed up decision-making and simplify how we work. I have taken on more operational responsibilities, primarily in and around our continuing efforts to improve our current services and conceive future research products. Operating without a COO is possible because Mike Morhardt is a highly operational CSO, Mike Doyle is a strong chief financial officer with deep involvement in the business, and Tom Pohlmann, the company's chief marketing and strategy officer, is skilled at shepherding change management and strategy.

A final set of changes centered on technology. We launched the new Forrester.com in March 2012, making it easier for our clients to find and use our research. The new site combines Forrester's social and research content, giving clients a 360-degree view of solutions to their problems. Refinements to the site will roll out continually through 2013. In addition, Steve Peltzman, the company's chief business technology officer, has led a revolution in our internal systems, making them as flexible, mobile, and global as our workforce. Much of this investment focused on improving the productivity and efficiency of sales.

Areas Of Strength In 2012

Despite the challenges of the year, our renewal rates remained strong throughout 2012, signaling that large companies continue to need and value Forrester's ideas and guidance. It's a time of upheaval for our clients as dynamics like client experience ecosystems, mobile engagement, digital disruption, and big data present both opportunities and new competitive threats. At the World Economic Forum in January, I was once again impressed by how many global CEOs know Forrester and use our research in their operations.

Forrester's social presence greatly expanded in 2012. Our analysts' blog posts had 7.4 million page views, and Forrester's role communities now have 102,000 members — up 213% in 2012. Forrester's social profile has enabled us to: 1) connect clients to other clients, increasing value; 2) give our analysts real-time feedback, improving research; and 3) market Forrester's thought leadership to a wider audience. At the end of the day, social will generate sales leads and new clients for the company — a benefit that we are just beginning to fully exploit.

Finally, Forrester's thought leadership remains front and center thanks to two books published over the past nine months. *Outside In*, written by Forrester analysts Harley Manning and Kerry Bodine, showed that customer experience is the new differentiator for large companies and is the only source of competitive advantage that can survive technology-fueled disruption. In early 2013, Forrester analyst James McQuivey published *Digital Disruption*. In every industry, digital competitors are taking advantage of new platforms, tools, and relationships to undercut incumbents, get close to customers, and disrupt the usual way of doing business.

Forrester's Differentiation

I have always subscribed to Michael Porter's statement that the key to strategy is to be different. Our differentiation rests on three pillars: 1) deep data-based insight on the changing behaviors of consumers and business buyers; 2) Playbooks, a logical framework that guides clients through our research; and 3) the ability to align marketing and business technology executives to improve decision-making.

Clients use Forrester's data to make decisions in a world where technology is radically changing their customers. We fielded 43 surveys in 2012 with a total of 335,000 completed responses — a number we expect to increase to 420,000 in 2013. Our consumer data now covers 21 countries in North America, Latin America, Europe, and Asia, and our research now extends to urban China, urban India, and Russia.

In 2013, we're focused on enhancing and adding to our proprietary data models. Specifically, we're launching consumer online communities to gather qualitative insights from buyers, yielding more of the "why" behind their behaviors and attitudes. Because Forrester possesses decades of longitudinal data, our uniqueness in the consumer data space cannot be replicated.

A second area of differentiation lies in our Playbook approach to solving clients' problems. Unlike standalone reports that give a snapshot in time, Playbooks uniquely guide companies through four phases of an initiative: Discovery, Planning, Acting, and Optimizing. We plan to double our library of Playbooks in 2013, with all roles featuring a full complement by the end of the year.

A third area of differentiation continues to be our ability to help executives in technology and marketing work together. Challenges like mobile and customer experience require the synchronized actions of technologists and marketers in large companies, and only Forrester is positioned to facilitate this collaboration.

Use Of Capital

Forrester's business model yields healthy levels of free cash flow. We use cash to invest in new product development, technology, and improving the efficiency of our operation. The second most important use of cash centers on acquiring other companies to broaden our reach in roles, geographies, and topics.

We have returned excess cash to shareholders in the form of stock buybacks, a one-time dividend, and an ongoing dividend. Our goal has been to increase shareholder value through efficient management of our assets.

As we move into 2013, we will build a balance sheet that typically carries between $50 million and $100 million in cash. These balances will fund ongoing operations, innovation, and acquisitions.

Conclusion

Wow — Forrester is in its 30th year! I am very proud of all we have done in that time — the clients we have helped, the calls we have made, the decisions we have improved, and the strategies we have informed.

But there's still much work to do — many more clients to reach, new complex technologies to explain, and a more efficient operation to build. Many driven people have chosen to build their careers at Forrester. The challenges and setbacks of 2012 have only served to sharpen and heighten the ambitions of this amazing team.

As always, thank you for your interest in the company. If you would like to follow my thoughts through the year, you can visit my blog at blogs.forrester.com/ceo_colony. If you have any questions about Forrester, please email me at any time at gcolony@forrester.com.

Thank you.



George F. Colony
Chairman of the Board and Chief Executive Officer
Forrester Research, Inc.

Form 10-K
2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-21433

Forrester Research, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**04-2797789**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
60 Acorn Park Drive Cambridge, Massachusetts	**02140**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(617) 613-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 Par Value	**Nasdaq Global Select Market**

Securities to be registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2012 (based on the closing price as quoted by the Nasdaq National Market as of such date) was approximately $484,000,000.

As of March 13, 2013, 22,335,000 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement related to its 2013 Annual Stockholders' Meeting to be filed subsequently — Part III of this Form 10-K.

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "intends," "plans," "estimates," or similar expressions are intended to identify these forward-looking statements. Reference is made in particular to our statements about possible acquisitions, our plans for international expansion, future dividends, future share repurchases, future growth rates, anticipated increases in our sales force, future capital expenditures, remediation of our internal control over financial reporting and the adequacy of our cash, marketable investments and cash flows to satisfy our working capital and capital expenditures. These statements are based on our current plans and expectations and involve risks and uncertainties. Important factors that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements are discussed below under "Risk Factors." We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

General

Forrester Research, Inc. is an independent research company that provides pragmatic and forward-thinking advice to global leaders in business and technology. Our products and services are targeted to specific roles, including senior management in business strategy, marketing, and information technology principally at $1 billion-plus (revenue) companies who collaborate with us to accelerate achievement of their business goals.

Research serves as the foundation for all our solutions and consists primarily of annual memberships to our RoleView™ syndicated research offerings that provide access to our core research on a wide range of business and technology issues critical to the success of the individuals in the roles we serve. In addition to our RoleView offerings, we also provide a portfolio of products and services that allow our clients to interact directly with analysts and their peers and explore in greater detail the issues and topics covered by RoleView research on a role and client-specific basis.

We were incorporated in Massachusetts on July 7, 1983 and reincorporated in Delaware on February 16, 1996.

Our Internet address is www.forrester.com. We make available free of charge, on or through the investor information section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Industry Background

Enterprises and their employees struggle to remain both competitive and cost-efficient in an increasingly complex global business environment. Developing comprehensive and coordinated business strategies is difficult because as the economy and technology change, consumers and businesses adopt new methods of buying and selling, and markets grow increasingly dynamic.

Consequently, companies and the professionals who are in the roles we serve rely on external sources of expertise that provide independent business advice spanning a variety of areas including but not limited to technology, business strategy, and customer behavior. We believe there is a need for objective research that is thematic, prescriptive, and executable, and that provides a comprehensive perspective on the knowledge and skills required to succeed in today's rapidly changing business environment.

Forrester's Strategy

Forrester's role-based strategy focuses attention on serving leaders in key roles across its client base. Forrester's role-centric solutions provide clients with more relevant insights, allowing them to make better informed and justified decisions faster.

We seek to maintain and enhance our position as a leading global research and advisory firm and to capitalize on demand for our offerings by:

Identifying and Defining New Business Models, Technologies, and Markets. We seek to differentiate ourselves from other research firms by delivering pragmatic and forward-thinking research and analysis on the impact of technology on business models, business practices, and technology infrastructure. We believe that our research methodology and our creative culture allow us to identify and analyze rapid shifts in business and consumer use of technology before these changes appear on the horizons of most users, vendors, and other research firms. Our early identification of these shifts enables us to help our clients capitalize on emerging business models and technologies.

Leveraging our RoleView Research. Our business model, technology platform, and research methodologies allow us to sell existing products and to rapidly introduce new products and services without incurring significant incremental costs. We intend to continue to use our business model, technology platform, and research methodologies to both increase sales of our existing RoleView research products and introduce innovative new products. Our other offerings complement, enhance and supplement our RoleView research offerings, and many are designed to address the specific needs and problems of our clients and the professionals in the roles we serve. We also may acquire, through acquisition or license from third parties, new products and services that complement and support our strategy and existing offerings.

Using Targeted, Global Client-Centric Sales Channels. Our business is organized into two principal global client groups that support our role-based strategy and are closely aligned with our client base: the Business Technology Client Group and the Marketing & Strategy Client Group. Senior practice leaders within our client groups focus on creating and delivering relevant research and related products and services to the professional roles we serve. Our Events operations support both client groups. We sell our products and services directly through a global sales force with sales personnel focusing on the needs of professionals in the roles we serve.

In 2012 we collapsed our three previous client groups into two. The practice leaders formerly associated with the Technology Industry (TI) Client Group were assigned to the remaining two groups. We continue to produce research relevant to professionals in roles previously serviced by the TI Client Group and sell tailored products and services to technology industry clients. In 2012 we reorganized our sales force to simplify the sales process. Our sales personnel, formerly focused on selling to professionals in the roles covered by a specific client group, now sell our products and services to all professional roles within the clients they service. In January 2013 we further refined our sales structure to streamline the selling process and improve client service. Our sales force, managed by a chief sales officer with global sales management responsibility, operates out of various locations in North America, Europe, Asia and Australia. We also sell our products and services through independent sales representatives in select international locations.

Growing Our Client Base Worldwide and Increasing Sales to Existing Clients. We believe that our products and services can be successfully marketed and sold to new client companies worldwide and to new roles and additional units and divisions within our existing client companies. We believe that within our client base of over 2,400 client companies as of December 31, 2012 there is opportunity both to sell additional products and services to current users as well as to deliver our RoleView research and product portfolio to a greater number of professionals. In addition to our expanded presence in Asia as a result of our acquisition of Springboard Research in 2011, we intend to continue to expand our coverage of global markets as the growing impact of technology on business innovation creates demand for external sources of objective research.

Developing and Retaining Outstanding Research Professionals. The knowledge and experience of our analysts are critical elements of our ability to provide high-quality products and services. We employ outstanding research professionals from varied backgrounds and a wide range of industries. We believe that our culture, which emphasizes client service, courage, collaboration, integrity and quality, helps us to develop and retain high-caliber research professionals. We provide a competitive compensation structure, as well as recognition and rewards for excellent individual and team performance.

Forrester's Solution

Our broad range of expertise on the impact of technology on business, consumer and customer behavior, and on marketing and strategy enables us to offer our clients the best available and most relevant research and insights on changing business models, best practices, technology investments, business practices, implementation advice, and customer trends. Our solution provides our clients with:

A Unified Set of Services to Help our Clients and to Make their Leaders Successful in their Roles. We offer clients a comprehensive set of products and services to obtain access to the research, data, analysts, and peer insights they need to be successful in their professional roles, including, for example, to:

- Assess potential new markets, competitors, products and services, and go-to-market strategies.
- Anticipate technology-driven business model shifts.
- Understand trends in consumer behavior and how to capitalize on those trends for marketing and sales purposes.
- Educate, inform, and align strategic decision-makers in their organizations.
- Navigate technology purchase and implementation challenges and optimize technology investments.
- Capitalize on emerging technologies.

Expertise on Emerging Technologies. We started our business in 1983 and have a long history of, and extensive experience in, identifying trends and providing research and executable advice on the impact of technology on business. Our research analysts have many years of industry experience, are frequent speakers at business and technology conferences, and are often quoted in the media. They enjoy direct access to the leaders and decision-makers within large enterprises and technology vendors. We provide our research analysts with training to ensure that they have the skills to challenge conventional viewpoints and provide prescriptive, executable insight and research to our clients.

Products and Services

We offer our clients a selection of engagement opportunities that are organized for and directed toward the multiple professional roles we cover.

RoleView™ Research

Our primary syndicated research product, RoleView, provides clients with access to our core syndicated research designed to inform their strategic decision-making. Our various RoleView research offerings, including IT View, M&S View, and TI View, each consists of a library of cross-linked documents that interconnect our reports, data, product rankings, best practices, evaluation tools, and research archives. RoleView research access is provided through role-based websites that facilitate client access to research and tools that are most relevant to their professional roles, including community tools that allow interaction between and among clients and our analysts. Through this access structure, each of our RoleView research offerings addresses the interplay of an individual client's responsibilities and goals, business demands, and organizational and technology capabilities.

Our RoleView research products include The Forrester Wave™. The Forrester Wave provides a detailed analysis of vendors' technologies and services based on transparent, fully accessible criteria, and measurement of characteristics weighted by us. The Forrester Wave includes an Excel spreadsheet that allows clients to compare products and get in-depth data and analysis about each one and tools to develop a custom shortlist based on the client's unique requirements. The Forrester Wave is our primary mechanism for evaluating enterprise technologies.

Clients subscribing to our RoleView research products may choose between two membership levels:

- *RoleView Member Licenses.* RoleView Member Licenses include access to the written research, as well as Inquiry with analysts, one Event seat, and access to Forrester Webinars. Inquiry enables clients to contact our analysts for quick feedback on projects they may have underway, to discuss ideas and models in the research, or for answers to questions about unfolding industry events. Typically, Inquiry sessions are 30-minute phone calls, scheduled upon client request, or e-mail responses coordinated through our research specialists. Events bring together executives and other participants for one or multi-day conferences to network with their peers and to hear business leaders discuss the issues and solutions most pertinent to their roles and responsibilities. Forrester Webinars are hour-long Web-based conferences on selected topics of interest to particular professional roles that typically are held several times a week. They consist of an analyst-led presentation followed by questions from participants. Members may access the analyst Web presentation and participate in the subsequent forum for questions and discussion among all attendees. Webinars are also made available for member download.

- *RoleView Reader Licenses.* RoleView Reader Licenses provide access to our written research.

Both Member and Reader clients receive access to our research specialists, who provide additional information about our research, methodologies, coverage areas, and sources. The research specialists are available to help clients navigate our website, find relevant information, and put clients in contact with the appropriate analyst for inquiries.

Forrester® Leadership Boards

Our Forrester Leadership Boards are exclusive offerings for executives and other key employees at large companies worldwide. Clients may choose to participate in one or more Forrester Leadership Boards. Memberships are available in the Chief Information Officer (CIO) Group and the Chief Marketing Officer (CMO) Group and in a number of additional technology, marketing, and executive programs and councils addressing issues of interest to the professional roles we cover. In addition to a Member license to access the appropriate RoleView research offering, members of our Forrester Leadership Boards receive access to the following:

- Advisors to assist members with individual research-related questions, and topics of specific relevance to the challenges these clients face.
- Membership-directed research which includes comprehensive coverage of industry trends and best practices.
- Exclusive industry-specific benchmark data.
- Peer-to-peer networking through premier event meetings and group audio-conferences, individual member to member conversations, and virtual community activities.

Data Products & Services

Our Data products and services focus on consumers' and business users' attitudes about and behavior toward technology, including ownership, future purchases, and adoption trends. These products incorporate extensive survey research designed and analyzed by our staff. Clients can leverage our data products and services or choose to have us conduct data analysis on their behalf. Our data products and services include:

- *Consumer Technographics® Data & Services.* Consumer Technographics delivers both primary data and quantitative research, based on surveys of over 335,000 households and individuals in North America, Europe, Russia, Asia Pacific, and Latin America. Marketing and strategy professionals rely on our Consumer Technographics data for unique insights into how technology impacts the way consumers select, purchase, use, and communicate about products and services. We combine respondent data sets from our Consumer Technographics surveys into multiple offerings including: Global Technographics, North American Technographics, European Technographics, Russian Technograhics, Asia Pacific Technographics, and Latin America Technographics. Additionally, clients have access to a Technographics data specialist to help them use the data effectively to meet their specific business needs.
- *Forrester's Forrsights™ for Business Technology.* Forrester's Forrsights is an ongoing quantitative research program that provides comprehensive, in-depth assessments of what motivates businesses to choose certain technologies and vendors over others. We annually survey more than 45,000 business and technology executives as well as information workers at small, medium and large enterprises in North American, European, and other global markets. Our surveys reveal these firms' technology adoption

trends, budgets, business organization, decision processes, purchase plans, and brand preferences. Forrester's Forrsights clients also have access to a dedicated data advisor to assist in utilizing appropriate data to achieve desired outcomes.

- *Forrester's Tech Marketing Navigator* offering is a decision support tool that measures and reports on the current information consumption patterns of key influencers for large technology purchases. We annually survey more than 25,000 business and technology executives and consumers in North America, Europe, Asia Pacific, and Latin America. Technology marketing professionals rely on Forrester Tech Marketing Navigator to make a wide range of key decisions around content, messaging, sequencing of activities, specific media that need to work globally and locally, and demand-generation choices. The Forrester Tech Marketing Navigator offering includes access to an online decision tool and a data advisor.

Forrester Consulting

Our research-based advisory and project consulting services leverage our RoleView research offerings and our data products and services to deliver focused insights and recommendations to assist clients in developing and executing technology and business strategy, informing critical decisions and reducing business risk, and making large technology investments. For example, we help information technology professionals with vendor selection, compare best practices, analyze whether outsourcing is advisable, and validate technology infrastructure; marketing and strategy professionals with consumer product strategy, direct marketing technology investments, eBusiness strategy, and interactive marketing strategy, including social media; and we assist technology industry professionals with market and competitive assessments, go-to-market strategy, custom market research, and product development.

Our consulting services include website reviews that provide targeted, action-oriented assessments of clients' websites, extranets, or intranets. Feedback is based on a comprehensive examination of the clients' website and web strategies as well as reviews and comparisons with competitors' websites, other channels and industry benchmarks.

Forrester Events

We host multiple events in various locations in North America, Europe and Asia throughout the year. Events build upon our research and data products and services to bring together executives and other participants serving or interested in the particular professional role(s) on which an event focuses. Event participants come together to network with their peers, meet with Forrester analysts, and to hear business leaders discuss business and technology issues of interest or significance to the professional roles in attendance and the impact of technology on the professionals and their businesses.

Sales and Marketing

We sell our products and services through our direct sales force in various locations in North America, Europe, Asia, and Australia. As discussed above, we reorganized our sales force in 2012 and further refined our structure in January 2013. Previously, our direct sales resources operated through customer-focused segments related principally to the size of our customers in terms of revenues, with a separate segment (Prospective) focused on new business. Beginning in January 2013, our Premier segment continues to focus on coordinated account management for selling to our largest clients, and all of our other direct sales resources now operate through geographic segments in North America, Europe and Asia Pacific that focus on selling to and servicing customers and prospects within the particular geographies. We also sell our products and services through independent sales representatives in select international locations. We employed 462 salespersons as of December 31, 2012, an increase of 5% from 438 as of December 31, 2011. We also sell certain of our research products directly online through our website.

For information on our operating segments and our international operations, see Note 11 of the Notes to Consolidated Financial Statements included herein.

Our marketing activities are designed to increase awareness of the Forrester brand and further our reputation as a leader in role-based business and technology research. We actively promote brand awareness via our website, Forrester Events, extensive worldwide press relations, and direct mail campaigns. We also employ an integrated direct marketing strategy that uses Internet, mail, and telephone channels for identifying and attracting high-quality sales leads. We encourage our analysts to increase our visibility by having their research ideas selectively distributed through various Internet, print, and television outlets. In addition, we support an active social media strategy whereby our analysts blog regularly with respect to the roles they serve. Other activities, including Twitter, LinkedIn, Facebook, and similar tools interconnect and cross-promote the analysts' blogs and research content.

As of December 31, 2012, our research was delivered to more than 2,400 client companies. No single client company accounted for more than 2% of our 2012 revenues.

Pricing and Contracts

We report our revenue from client contracts in two categories of revenue: (1) research services and (2) advisory services and other. We classify revenue from subscriptions to our RoleView Research, Forrester Leadership Boards and Data Products and Services as research services revenue. We classify revenue from Forrester Consulting and Forrester Events as advisory services and other revenue.

Contract pricing for annual memberships for research only is principally a function of the number of licensed users at the client. Pricing of contracts for research and advisory services is a function of the number of licensed users, and the amount and type of advisory services. We track the agreement value of contracts to purchase research and advisory services as a significant business indicator. We calculate agreement value as the total revenues recognizable from all research and advisory service contracts in force at a given time (but not including advisory-only contracts), without regard to how much revenue has already been recognized. Agreement value decreased less than 1% to $220.4 million at December 31, 2012 from $221.1 million at December 31, 2011.

Research Analysts and Methodology

We employ a structured methodology in our research that enables us to identify and analyze technology trends, markets, and audiences and ensures consistent research quality and recommendations across all coverage areas. We seek to provide relevant research that will contribute to the success of our clients in their professional roles.

We ascertain the issues important to our clients and technology users through thousands of interactions and surveys with vendors and business, marketing, and technology professionals, and accordingly, the majority of our research is focused on the issues our clients face each day. We use the following primary research inputs:

- Confidential interviews with early adopters and mainstream users of new technologies.
- In-depth interviews with technology vendors and suppliers of related services.
- Ongoing briefings with vendors to review current positions and future directions.
- Continuous dialogue with our clients to identify technology issues in the marketplace.

Our Consumer Technographics and Forrester's Forrsights research combines our qualitative research methodology with traditional survey research methodologies such as correlation, frequency distribution, cross-tabulation, and multivariate statistics to produce research reports, quantitative survey data, and data briefs. Third-party data vendors are frequently used for data collection and tabulation.

The Forrester Wave combines in-depth product test results and user interviews with market and strategic analysis to score attributes of emerging technologies. We then apply this research and strategic analysis to determine the weighting of each attribute and create interactive spreadsheets, databases, and reports.

Collaboration among analysts is an integral part of our process, leading to higher-quality research and a unified perspective. All RoleView research begins either with a client or vendor catalyst or with discussion sessions among analysts to generate ideas for research. Analysts test ideas throughout the research process at both informal and regularly scheduled research meetings and using social media technologies. Our reports are consistent in format, and we require our analysts to write in a structure that combines graphics with easy-to-read text to deliver concise, decisive, relevant, and objective research to our clients.

Competition

We believe that the principal competitive factors in our industry include the following:

- Quality of research and analysis and related services.
- The ability to offer products and services that meet the changing needs of organizations and executives for research and analysis.
- Customer service.
- Independent analysis and opinions.
- Timely delivery of information.
- The ability to leverage new technologies.
- Price.

We believe that we compete favorably with respect to each of these factors. We believe that our role-based strategy, including the diversity of roles we support and the ways in which we support them, as well as our focus on emerging technologies are significant competitive advantages. Additionally, we believe that in addition to our role-based strategy, our research methodology, easy-to-read formats, and portfolio of complementary product offerings distinguish us from our competitors.

We compete principally in the market for research and advisory services and their application for client success, with an emphasis on the impact of technology on our clients' business models and customer markets. Our principal direct competitors include other providers of similar services, such as Gartner, as well as providers of peer networking services and Internet and digital media measurement services. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms, and general business consulting firms. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market, and new competitors could readily seek to compete against us in one or more market segments addressed by our research. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Employees

As of December 31, 2012, we employed a total of 1,236 persons, including 432 research staff and 462 sales personnel.

Our culture emphasizes certain key values — including client service, courage, collaboration, integrity and quality — that we believe are critical to our future growth. We promote these values through training and frequent recognition for achievement. We encourage teamwork and promote and recognize individuals who foster these values. New employees participate in a three-day training process that focuses on our role-based strategy, our products and services, corporate culture, values and goals.

Item 1A. *Risk Factors*

We are subject to risks and uncertainties that could cause our actual future activities and results of operations to be materially different from those set forth in forward-looking statements made by us. These risks and uncertainties include:

A Decline in Renewals for Our Membership-Based Research Services. Our success depends in large part upon retaining (on both a client company and dollar basis) and enriching existing memberships for our research products and services. Future declines in client retention, dollar retention, and enrichment could have an adverse effect on our results of operations.

Our Business may be Adversely Affected by the Economic Environment. Our business is in part dependent on technology spending and is impacted by economic conditions. The economic environment may materially and adversely affect demand for our products and services. If conditions in the United States and global economy were to lead to a decrease in technology spending, or in demand for our research and advisory services, this could have an adverse effect on our results of operations and financial condition.

Our International Operations Expose Us to a Variety of Operational Risks which Could Negatively Impact Our Results of Operations. We have clients in approximately 60 countries and approximately 28% of our revenue comes from international sales. Our operating results are subject to the risks inherent in international business activities, including challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, fluctuations in currency exchange rates, difficulty of enforcing client agreements, collecting accounts receivable, and protecting intellectual property rights in international jurisdictions. Furthermore, we rely on local independent sales representatives in some international locations. If any of these arrangements are terminated by our representatives or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients of the local sales representative may not want to continue to do business with us or our new representative.

Ability to Develop and Offer New Products and Services. Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by anticipating and identifying changes in client requirements and changes in the technology industry and by addressing specific industry and business organization sectors. The process of internally researching, developing, launching and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

Loss of Key Management. Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder, Chairman of the Board and Chief Executive Officer, could adversely affect our business.

The Ability to Attract and Retain Qualified Professional Staff. Our future success will depend in large measure upon the continued contributions of our senior management team, research analysts, and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional professionals from a limited pool of qualified candidates. We have also experienced challenges with effectively implementing changes to our sales organization, and our future success will depend in part upon the effectiveness of our sales leadership in hiring and retaining sales personnel and in improving sales productivity. We experience competition in hiring and retaining professionals from developers of Internet and emerging-technology products, other research firms, management consulting firms, print and electronic publishing companies and financial services companies, many of which have substantially greater ability, either through cash or equity, to attract and compensate professionals. If we lose professionals or are unable to attract new talent, we will not be able to maintain our position in the market or grow our business.

Failure to Anticipate and Respond to Market Trends. Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research to meet the changing information needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies, and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

We May be Subject to Network Disruptions or Security Breaches that Could Damage Our Reputation and Harm Our Business and Operating Results. We may be subject to network disruptions or security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, acts of vandalism by third parties or terrorism. Our security measures or those of our third party service providers may not detect or prevent such security breaches. Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, cause an interruption in our operations, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation or damage our reputation, which could harm our business and operating results.

Competition. We compete in the market for research products and services with other independent providers of similar services. We may also face increased competition from Internet-based research firms. Some of our competitors have substantially greater financial, information-gathering, and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies, survey-based general market research firms and general business consulting firms. Our indirect competitors may choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into our market, and new competitors could readily seek to compete against us in one or more market segments addressed by our products and services. Increased competition could adversely affect our operating results through pricing pressure and loss of market share.

Fluctuations in Our Operating Results. Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control, and which may affect our stock price. These factors include, but are not limited to:

- Trends in technology spending in the marketplace and general economic conditions.
- The timing and size of new and renewal memberships for our research services from clients.
- The utilization of our advisory services by our clients.
- The timing of revenue-generating events sponsored by us.
- The introduction and marketing of new products and services by us and our competitors.
- The hiring and training of new analysts and sales personnel.
- Changes in demand for our research and advisory services.
- Fluctuations in currency exchange rates.

As a result, our operating results in future quarters may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price for our common stock. Factors such as announcements of new products, services, offices, acquisitions or strategic alliances by us, our competitors, or in the research and professional services industries generally, may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

Any Weakness Identified in Our System of Internal Controls by Us and Our Independent Registered Public Accounting Firm Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 Could Have an Adverse Effect on Our Business. Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on its evaluation of those controls. As disclosed in Item 9A of this report, we have identified a material weakness as of December 31, 2012 in our internal control over financial reporting because we did not maintain effective controls over revenue related to our advisory services and consulting projects. Our management has taken action to begin remediating this material weakness, but we cannot be certain when remediation will have been completed. In future periods, we may identify additional deficiencies in our system of internal controls over financial reporting that may require remediation. There can be no assurances that any such future deficiencies identified may not be material weaknesses that would be required to be reported in future periods.

We May Realize Losses on Our Investments or Be Unable to Liquidate These Investments at Desired Times and in Desired Amounts. At December 31, 2012, we had approximately $9.0 million of long-term marketable investments in municipal notes with an auction reset feature. In February 2008, auctions had begun to fail for these securities and have continued to fail, which means that the parties wishing to sell securities in the normal auction process could not. Based on current market conditions, it is likely that auction failures will continue and as a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or may not exist.

Item 1B. *Unresolved Staff Comments*

We have not received written comments from the Securities and Exchange Commission that remain unresolved.

Item 2. *Properties*

Our corporate headquarters building is comprised of approximately 190,000 square feet of office space in Cambridge, Massachusetts, substantially all of which is currently occupied by the Company. This facility accommodates research, marketing, sales, technology, and operations personnel. The lease term of this facility expires February 28, 2027.

We also rent office space in San Francisco, New York City, Dallas, McLean, Virginia, Amsterdam, Frankfurt, London, Paris and New Delhi. In 2012 we entered into a new lease for approximately 14,000 square feet in New Delhi, with a nine-year term (cancellable after three years) that expires July 12, 2021. Our San Francisco lease is for approximately 19,000 square feet, with a 63-month term that expires June 30, 2016. Our New York lease is for approximately 15,200 square feet, with an initial term of ten years until December 31, 2020. The London lease is for approximately 17,800 square feet, with a term of eleven years until September 24, 2021. We also lease office space on a relatively short-term basis in various other locations in North America, Europe, Asia, and Australia.

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

Item 3. *Legal Proceedings*

We are not currently a party to any material legal proceedings.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Our common stock is listed on the Nasdaq Global Select Market under the symbol "FORR". We did not declare or pay any dividends during the fiscal year ended December 31, 2011. In February 2012 our Board of Directors declared a quarterly dividend of $0.14 per that was paid on March 21, 2012, and quarterly dividends of $0.14 per share were subsequently declared and paid in the second, third and fourth quarters of 2012. On February 13, 2013, we announced an increase in our regular quarterly dividend to $0.15 per share. We intend to continue paying regular quarterly cash dividends; however, the actual declaration of any such future dividends, and the establishment of the per share amount and payment dates for any such future dividends are subject to the discretion of the Board of Directors.

As of March 13, 2013 there were approximately 42 stockholders of record of our common stock. On March 13, 2013 the closing price of our common stock was $29.32 per share.

The following table represents the ranges of high and low sale prices of our common stock for the years ended December 31, 2012 and December 31, 2011:

	2012		2011	
	High	Low	High	Low
First Quarter	$36.15	$31.37	$38.75	$28.72
Second Quarter	$36.00	$30.90	$40.00	$32.68
Third Quarter	$34.46	$20.60	$34.40	$29.15
Fourth Quarter	$31.00	$26.22	$39.77	$30.75

Through 2012, our Board of Directors authorized an aggregate $310.0 million to purchase common stock under our stock repurchase program, including $50.0 million authorized in 2012. As of December 31, 2012 we had repurchased approximately 9.2 million shares of common stock at an aggregate cost of $210.8 million.

During the quarter ended December 31, 2012 we repurchased the following shares of our common stock under the stock repurchase program.

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Maximum Dollar Value that May Yet be Purchased Under the Stock Repurchase Program
			(In thousands)
October 1- October 31	95,166	$29.82	$99,975
November 1—November 30	27,723	$29.52	$99,157
December 1—December 31	—	$ —	
	122,889		

(1) All purchases of our common stock were made under the stock repurchase program first announced in 2001.

The following graph contains the cumulative stockholder return on our common stock during the period from December 31, 2007 through December 31, 2012 with the cumulative return during the same period for the Nasdaq Stock Market (U.S. Companies) and the Russell 2000, and assumes that the dividends, if any, were reinvested.



DOLLARS
140
120
100
80
60
40
20
0
2007
2008
2009
2010
2011
2012
Forrester Research
Nasdaq Stock Market (US Companies)
Russell 2000

Item 6. *Selected Consolidated Financial Data*

The selected financial data presented below is derived from our consolidated financial statements and should be read in connection with those statements.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(In thousands, except per share amounts)				
Consolidated Statement of Income Data					
Research services	$202,998	$191,648	$168,508	$157,726	$155,339
Advisory services and other	89,932	91,968	82,218	75,626	85,536
Total revenue	292,930	283,616	250,726	233,352	240,875
Operating income	30,659	36,997	30,750	32,420	37,964
Other income and gains (losses) on investments, net	851	1,648	3,550	1,315	6,846
Net income	$ 25,574	$ 23,010	$ 20,507	$ 18,866	$ 29,215
Basic income per common share	$ 1.14	$ 1.02	$ 0.91	$ 0.83	$ 1.27
Diluted income per common share	$ 1.12	$ 0.99	$ 0.89	$ 0.82	$ 1.24
Basic weighted average shares outstanding	22,500	22,666	22,478	22,645	23,062
Diluted weighted average shares outstanding	22,929	23,164	23,063	22,884	23,585

	As of December 31,				
	2012	2011	2010	2009	2008
	(In thousands)				
Consolidated Balance Sheet Data					
Cash, cash equivalents and marketable investments	$242,656	$227,603	$216,034	$259,792	$259,929
Working capital	155,236	158,098	146,140	190,667	166,001
Total assets	487,832	487,578	450,477	470,196	454,951
Deferred revenue	150,479	147,887	131,521	117,888	113,844
Total liabilities	190,762	196,843	178,570	158,251	151,454
Cash dividends declared	12,588	—	68,414	—	—

The following items impact the comparability of our consolidated data:

- Cash dividends in 2012 represent quarterly dividends of $0.14 per share declared and paid during 2012. Cash dividends in 2010 represent a special dividend of $3.00 per common share declared and paid in the fourth quarter of 2010.
- The 2009 operating income amount includes a $5.4 million reorganization charge for facility consolidations and a reduction-in-force of approximately 50 employees.
- The results of JupiterResearch, LLC, and its parent company, JUPR Holdings, Inc. ("JupiterResearch") are included in our consolidated results beginning July 31, 2008, the date of acquisition.
- The 2012 other income and gains (losses) on investments, net amount includes $0.8 million ($0.5 million after tax) of losses on investments of which $1.4 million of losses ($0.8 million after tax) relate to 2011 and $0.6 million ($0.3 million after tax) of gains relate to prior periods.
- The 2008 other income and gains (losses) on investments, net amount includes a net foreign exchange loss of approximately $1.6 million ($1.2 million after tax) resulting primarily from the remeasurement of certain intercompany payables and receivables. Of the net $1.6 million loss, approximately $1.9 million related to periods prior to 2008.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We derive revenues from memberships to our research products and services, performing advisory services and consulting projects, and hosting events. We offer contracts for our research products that are typically renewable annually and payable in advance. Research revenues are recognized as revenue ratably over the term of the contract. Accordingly, a substantial portion of our billings are initially recorded as deferred revenue. Clients purchase advisory services independently and/or to supplement their memberships to our research. Billings attributable to advisory services and consulting projects are initially recorded as deferred revenue. Advisory service revenues, such as workshops, speeches and advisory days, are recognized when the customer receives the agreed upon deliverable. Consulting project revenues, which generally are short-term in nature and based upon fixed-fee agreements, are recognized as the services are provided. Event billings are also initially recorded as deferred revenue and are recognized as revenue upon completion of each event.

Our primary operating expenses consist of cost of services and fulfillment, selling and marketing expenses and general and administrative expenses. Cost of services and fulfillment represents the costs associated with the production and delivery of our products and services, including salaries, bonuses, employee benefits and stock-based compensation expense for research personnel and all associated editorial, travel, and support services. Selling and marketing expenses include salaries, sales commissions, bonuses, employee benefits, stock-based compensation expense, travel expenses, promotional costs and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of the technology, operations, finance, and human resources groups and our other administrative functions, including salaries, bonuses, employee benefits, and stock-based compensation expense. Overhead costs such as facilities are allocated to these categories according to the number of employees in each group.

Deferred revenue, agreement value, client retention, dollar retention, enrichment and number of clients are metrics we believe are important to understanding our business. We believe that the amount of deferred revenue, along with the agreement value of contracts to purchase research and advisory services, provide a significant measure of our business activity. We define these metrics as follows:

- *Deferred revenue* — billings in advance of revenue recognition as of the measurement date.
- *Agreement value* — the total revenues recognizable from all research and advisory service contracts in force at a given time (but not including advisory-only contracts), without regard to how much revenue has already been recognized. No single client accounted for more than 2% of agreement value at December 31, 2012.
- *Client retention* — the percentage of client companies with memberships expiring during the most recent twelve-month period that renewed one or more of those memberships during that same period.
- *Dollar retention* — the percentage of the dollar value of all client membership contracts renewed during the most recent twelve-month period to the total dollar value of all client membership contracts that expired during the period.
- *Enrichment* — the percentage of the dollar value of client membership contracts renewed during the most recent twelve-month period to the dollar value of the corresponding expiring contracts.
- *Clients* — we count as a single client the various divisions and subsidiaries of a corporate parent and we also aggregate separate instrumentalities of the federal, state, and provincial governments as single clients.

Client retention, dollar retention, and enrichment are not necessarily indicative of the rate of future retention of our revenue base. A summary of our key metrics is as follows (dollars in millions):

	As of December 31,		Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2012	2011		
Deferred revenue	$150.5	$147.9	$ 2.6	2%
Agreement value	$220.4	$221.1	$(0.7)	—
Client retention	77%	80%	(3)	(4%)
Dollar retention	90%	90%	—	—
Enrichment	95%	101%	(6)	(6%)
Number of clients	2,462	2,495	(33)	(1%)

	As of December 31,		Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2011	2010		
Deferred revenue	$147.9	$131.5	$16.4	12%
Agreement value	$221.1	$202.7	$18.4	9%
Client retention	80%	80%	—	—
Dollar retention	90%	91%	(1)	(1%)
Enrichment	101%	104%	(3)	(3%)
Number of clients	2,495	2,272	223	10%

Agreement value at December 31, 2012 showed a decline of less than 1% from December 31, 2011. The year-over-year growth rates in agreement value trended downward during each consecutive quarter of 2012 primarily due to a continuing decrease in our enrichment rates, which, at 95% for the 12-month period ending December 31, 2012, represents a 6% decrease from the prior period. We attribute the decline in the enrichment rate to the challenges associated with the implementation of the sales reorganization in January 2012 combined with high sales employee attrition during 2012. Client retention, dollar retention and number of clients at December 31, 2012 remain near historical levels.

Deferred revenue and agreement value increased significantly at December 31, 2011 as compared to 2010 due to increased demand for our products and services due to the improvements in the economy during this period and as we increased the number of sales personnel during both 2010 and 2011.

Effective in 2012, we modified our calculation of the number of clients in accordance with an automated system that counts as a single client the various divisions and subsidiaries of a corporate parent and also aggregates separate instrumentalities of federal, state, and provincial governments. The number of clients as of December 31, 2011 and 2010 has been recalculated to conform to the current methodology; however 2011 and 2010 client and dollar retention and enrichment are not recalculated. Accordingly, the client and dollar retention and enrichment percentages at December 31, 2012 are directionally but not absolutely indicative of the actual change from the comparable period in 2011.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our policies and estimates, including but not limited to, those related to our revenue recognition, stock-based compensation, non-marketable investments, goodwill and intangible assets, income taxes, and valuation and impairment of marketable investments. Management bases its estimates on historical experience, data available at the time the estimates are made and various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be those that require the most subjective judgment or that involve uncertainty that could have a material impact on our financial statements. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements. This is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. For a discussion of our other accounting policies, see Note 1 of the Notes to Consolidated Financial Statements beginning on page F-7.

- *Revenue Recognition.* Effective January 1, 2011 we adopted Update No. 2009-13, *"Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force"* (ASU 2009-13). ASU 2009-13 updates the previous multiple-element revenue arrangements guidance. The revised guidance primarily provides three significant changes: 1) it eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting; 2) it eliminates the residual method to allocate the arrangement consideration; and 3) it modifies the fair value requirements of EITF Issue 00-21 by providing "best estimate of selling price" in addition to vendor specific objective evidence and vendor objective evidence for determining the selling price of a deliverable. The adoption of ASU 2009-13 did not have a material impact on our financial position, results of operations or cash flows.

  We generate revenues from licensing memberships to our research (including our data products), performing advisory services and consulting projects and hosting events. We execute contracts that govern the terms and conditions of each arrangement. Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, services have been provided to the customer, and collectability is reasonably assured. Our contracts may include either a single product or service or a combination of multiple products and services. Revenues from contracts that contain multiple products or services are allocated among the separate units of accounting based on their relative selling prices; however, the amount recognized is limited to the amount that is not contingent on future performance conditions. For example, when a discount off of list price is provided in a multiple element contract, the discount is applied ratably to the research and data products only (which commence delivery on the first day of the contract), as the undelivered products in the contract (advisory services or events) would be refundable to the customer at list price. We obtain the selling prices of our products and services based upon an analysis of standalone sales of these products and services during the year. Research service revenues are recognized ratably over the term of the contract. Advisory service revenues, such as workshops, speeches and advisory days, are recognized when the customer receives the agreed upon deliverable and consulting project revenues are recognized as the services are provided. Reimbursed out-of-pocket expenses are recorded as advisory services revenue. Event revenues are recognized upon completion of the event.

  Annual subscriptions to our RoleView research include access to all or a designated portion of our research, and depending on the type of license, membership in one or more of our Forrester leadership boards, unlimited phone or email analyst inquiry, unlimited participation in Forrester Webinars, and the right to attend one event. Contracts for RoleView research entered into prior to the adoption of ASU 2009-13 on January 1, 2011, were accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Contracts for RoleView research entered into or significantly modified after January 1, 2011 are accounted for as two units of accounting: 1) the event ticket and 2) the remaining research services that are delivered throughout the contract period based on the new guidance that permits alternative methods of determining selling prices as it relates to the components that we do not sell on a standalone basis, such as research services in our case. Arrangement consideration is allocated to each element based upon its relative selling price, which is determined based on standalone sales of event tickets and the estimated selling price of the remaining research services. Annual subscriptions to our data products include access to designated survey data products and access to a data specialist, which are delivered throughout the year, and are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. For contracts entered into through January 2013, we offered our clients a service guarantee, which gives our clients the right to cancel their contracts prior to the end of the contract term and receive a refund for unused products or services. Furthermore, our revenue recognition determines the timing of commission expenses, as commissions are earned during the month a contract is booked and are deferred and recognized as expense as the related revenue is recognized. We evaluate the recoverability of deferred commissions at each balance sheet date.

- *Stock-Based Compensation.* Stock-based compensation is recognized as an expense based upon the fair value of the award at the time of grant. The determination of the fair value of stock-based compensation requires significant judgment and the use of estimates, particularly surrounding assumptions such as stock price volatility, expected option lives, dividend yields and forfeiture rates. These estimates involve inherent uncertainties and the application of management judgment. As a result, if circumstances change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

  Expected volatility is based, in part, on the historical volatility of our common stock as well as management's expectations of future volatility over the expected term of the awards granted. The development of an expected life assumption involves projecting employee exercise behaviors (expected period between stock option vesting dates and stock option exercise dates). Expected dividend yields are based on expectations of current and future dividends, if any. We are also required to estimate future forfeitures of stock-based awards for recognition of compensation expense. We will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior recognized expense if the actual forfeitures are higher than estimated. In addition, for our performance-vested restricted stock units, we make estimates of the performance outcome at each period end in order to estimate the actual number of shares that will be earned. The actual expense recognized over the vesting period will only be for those awards that vest. If our actual forfeiture rate or performance outcomes are materially different from our estimates, or if our estimates of forfeitures or performance outcomes are modified in a future period, the actual stock-based compensation expense could be significantly different from what we have recorded in the current period. For example, during 2011 we modified our estimates of the performance outcome for RSUs issued during 2009 and 2010 that resulted in a credit of $0.9 million being recorded in 2011 related to expense recognized in prior periods related to these RSUs.

- *Non-Marketable Investments.* We hold minority interests in technology-related investment funds with a book value of $6.9 million at December 31, 2012. These investment funds are not publicly traded, and, therefore, because no established market for these securities exists, the estimate of the fair value of our investments requires significant judgment. Investments that are accounted for using the cost method are valued at cost unless an other-than-temporary impairment in their value occurs. For investments that are accounted for using the equity method, we record our share of the investee's operating results each period. We review the fair value of our investments on a regular basis to evaluate whether an other-than-temporary impairment in the investment has occurred. We record impairment charges when we believe that an investment has experienced a decline in value that is other-than-temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

- *Goodwill, Intangible Assets and Other Long-Lived Assets.* As of December 31, 2012, we had $86.9 million of goodwill and intangible assets with finite lives recorded on our Consolidated Balance Sheet. Goodwill is required to be measured for impairment at least annually or whenever events indicate that there may be an impairment. In order to determine if an impairment exists, we compare each of our reporting unit's carrying value to the reporting unit's fair value. Determining the reporting unit's fair value requires us to make estimates of market conditions and operational performance. Absent an event that indicates a specific impairment may exist, we have selected November 30 as the date to perform the annual goodwill impairment test. We completed the annual goodwill impairment testing as of

November 30, 2012 and concluded that the fair values of each of our reporting units substantially exceeded their respective carrying values. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our results of operations.

Intangible assets with finite lives consist of acquired customer relationships, technology, research content, and trademarks, and are valued according to the future cash flows they are estimated to produce. These assigned values are amortized on a basis which best matches the periods in which the economic benefits are expected to be realized. Tangible assets with finite lives consist of property and equipment, which are depreciated and amortized over their estimated useful lives. We continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of our intangible and long-lived tangible assets may warrant revision or that the carrying value of these assets may be impaired. To compute whether intangible assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to their estimated fair value.

- *Income Taxes.* We recognize deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between book and tax bases of assets and liabilities as well as operating loss carryforwards (from acquisitions). Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance to reduce our deferred taxes to an amount we believe is more likely than not to be realized. We consider future taxable income and prudent and feasible tax planning strategies in assessing the need for a valuation allowance.

  As a global company, we use significant judgment to calculate and provide for income taxes in each of the tax jurisdictions in which we operate. In the ordinary course of our business, there are transactions and calculations undertaken whose ultimate tax outcome cannot be certain. Some of these uncertainties arise as a consequence of transfer pricing for transactions with our subsidiaries and potential challenges to nexus and credit estimates. We estimate our exposure to unfavorable outcomes related to these uncertainties and record a liability based on the probability for such outcomes in accordance with current accounting guidelines.

  Although we believe our estimates are reasonable, no assurance can be given that the final tax outcome will not be different from what is reflected in our historical income tax provisions, returns, and accruals. Such differences, or changes in estimates relating to potential differences, could have a material impact on our income tax provision and operating results in the period in which such a determination is made.

- *Valuation and Impairment of Marketable Investments.* Our investment portfolio may at any time contain investments in U.S. Treasury and U.S. government agency securities, taxable and/or tax exempt municipal notes (some of which may have an auction reset feature), corporate notes and bonds, commercial paper and money market funds. The assessment of the fair value of certain of the debt securities (e.g. those containing an auction reset feature) can be difficult and subjective due in part to limited trading activity of certain of these debt instruments.

  In accordance with the accounting standard for fair value measurements, we have classified our marketable investments as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets. Fair values determined by Level 2 inputs utilize data points that are observable, either directly or indirectly, such as quoted prices for similar assets, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. Fair values determined by Level 3 inputs utilize unobservable data points.

  As of December 31, 2012, we held municipal bonds with a fair value of $9.0 million ($11.0 million at par value) with an auction reset feature ("auction rate securities" or "ARS"). The fair value of the ARS was determined by utilizing a discounted cash flow approach, which is considered a Level 3 valuation. The assumptions used in preparing the discounted cash flow model include estimates, based on data available at December 31, 2012, of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. The assumptions used in valuing the ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change, which may lead us in the future to record additional losses for these securities. We classified these ARS as available-for-sale securities and determined that the losses were not considered other-than-temporary and were not due to credit losses. Accordingly, changes in the market value of the ARS have been recorded in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets for the years ended December 31, 2012 and 2011. If market conditions deteriorate further, we may be required to record unrealized losses in accumulated other comprehensive income (loss) or impairment charges within the Consolidated Statements of Income. We may not be able to liquidate these investments unless the issuer calls the security, a successful auction occurs, a buyer is found outside of the auction process, or the security matures.

At December 31, 2012, we held $167.0 million of marketable investments that were valued using Level 2 inputs. Level 2 investments are initially valued at the transaction price and subsequently valued, at the end of each reporting period, by our investment managers utilizing third party pricing services, which consists of one price per instrument. We do not obtain pricing or quotes from brokers directly and historically we have not adjusted prices obtained from our investment managers for our non-ARS portfolio. We verify the pricing information obtained from our investment managers by obtaining an understanding of the pricing methodology and inputs utilized by the pricing services to value our particular investments, as well as an understanding of the controls and procedures utilized by our investment managers to both ensure the accurate recording and to validate the pricing of our investments obtained from the pricing services on an annual basis.

Our marketable investments consist solely of high credit quality corporate and municipal bonds with a weighted average credit rating AA and do not include difficult to value features. The majority of our marketable investments are in large corporate notes.

We conduct periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under current accounting standards. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive income (loss).

For available-for-sale debt securities with unrealized losses, management performs an analysis to assess whether we intend to sell or whether we would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. Where we intend to sell a security, or may be required to do so, the security's decline in fair value would be deemed to be other-than-temporary and the full amount of the unrealized loss would be recorded within gains (losses) on investments, net in the Consolidated Statements of Income. Regardless of our intent to sell a security, we perform additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are identified where we do not expect to receive cash flows sufficient to recover the amortized cost basis of a security and are recorded within gains (losses) on investments, net in the Consolidated Statements of Income.

Results of Operations for the years ended December 31, 2012, 2011 and 2010

The financial results for the year ended December 31, 2012 included in this report differ from those included in our earnings release issued February 13, 2013 in that they reflect an additional $750,000 ($450,000 after tax) loss on investments related to one of our technology-related investment funds. After the issuance of our earnings release we received updated financial results from one of our investment funds indicating an increase in unrealized investment losses for the fund as of December 31, 2012. We record a portion of the fund's operating results, based on our ownership interest in the fund, as investment gains (losses) in our Consolidated Statements of Income. This resulted in (1) a decrease in our net income for the quarter ended December 31, 2012 from the previously announced $4.7 million to $4.3 million and a corresponding decrease in diluted and basic income per share for the quarter ended December 31, 2012 from the previously announced $0.21 to $0.19, and (2) a decrease in our net income for the year ended December 31, 2012 from the previously announced $26.0 million to $25.6 million and a corresponding decrease in diluted and basic income per share for the year ended December 31, 2012 from the previously announced $1.13 to $1.12 and from $1.16 to $1.14, respectively. This charge did not result in a change in our pro forma income from operations or pro forma diluted income per share as reported in our earnings release as we exclude investment gains and losses from pro forma results.

The following table sets forth our Consolidated Statements of Income as a percentage of total revenues for the years noted.

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
Research services	69.3%	67.6%	67.2%
Advisory services and other	30.7	32.4	32.8
Total revenues	100.0	100.0	100.0
Operating expenses:			
Cost of services and fulfillment	38.0	36.5	37.5
Selling and marketing	34.6	35.8	33.8
General and administrative	12.6	11.8	13.6
Depreciation	3.0	1.9	1.4
Amortization of intangible assets	0.7	0.9	1.4
Reorganization costs	0.5	0.1	—
Income from operations	10.6	13.0	12.3
Other income, net	0.4	0.2	0.5
Gains (losses) on investments, net	(0.2)	0.4	0.9
Income before income taxes	10.8	13.6	13.7
Income tax provision	2.1	5.5	5.5
Net income	8.7%	8.1%	8.2%

2012 compared to 2011

Revenues

	2012	2011	Absolute Increase (Decrease)	Percentage Increase (Decrease)
	(dollars in millions)			
Revenues	$292.9	$283.6	$ 9.3	3%
Revenues from research services	$203.0	$191.6	$11.4	6%
Revenues from advisory services and other	$ 89.9	$ 92.0	$(2.1)	(2%)
Revenues attributable to customers outside of the U.S.	$ 81.8	$ 85.2	$(3.4)	(4%)
Percentage of revenue attributable to customers outside of the U.S.	28%	30%	(2)	(7%)
Number of clients (at end of period)	2,462	2,495	(33)	(1%)
Number of events	15	15	—	—

The 3% increase in revenues during 2012 as compared to 2011 was driven by a 6% increase in research services revenue while advisory services and other revenue decreased by 2%. Foreign exchange fluctuations from the prior year had the effect of reducing revenue growth by approximately 1% while the effect of the Springboard Research acquisition in May 2011 had an insignificant impact on revenue growth in 2012. Revenues from customers outside the U.S. in 2012 compared to the prior year declined by 2% as a percent of total revenues due to both the effect of foreign currency rates and to a decline in revenue from the European region. The general economic conditions in Europe have contributed to a difficult selling environment in that region.

Research services revenues are recognized as revenue ratably over the term of the contracts, which are generally twelve-month periods. Revenue growth trended downward during the second half of 2012 as compared to the first half of 2012, reflecting a trend downward in the year-over–year growth in contract bookings during this period. Accordingly, we expect a continued downward trend in year-over-year research services revenue growth in the first half of 2013.

Revenue from advisory services and other decreased 2% during 2012 due to a $0.4 million decrease in event revenues and a $1.7 million decline in advisory and consulting revenue as compared to the prior year. The decline in event revenue resulted principally from the smaller scope of events in 2012 as compared to the prior year which led to lower event ticket revenue in 2012. We count co-located events, which enable our clients to attend multiple events with one event ticket, as a single event in the tables above. The decline in advisory and consulting revenue was due primarily to lower productivity during the year and to higher attrition of research analysts in 2012 as compared to the prior year. Please refer to the "Segment Results" section below for a discussion of revenue and direct margin results by segment.

Cost of Services and Fulfillment

	2012	2011	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$111.2	$103.6	$7.6	7%
Cost of services and fulfillment as a percentage of total revenues	38.0%	36.5%	1.5	4%
Number of research and fulfillment employees (at end of period)	528	543	(15)	(3%)

The increase in cost of services and fulfillment expenses during 2012 compared to the prior year is primarily the result of increased salary and benefit costs resulting from annual pay increases, higher incentive bonuses and a full year of the Springboard Research employee costs from the May 2011 acquisition. Average headcount during 2012 was essentially flat with 2011 levels. In addition, 2012 included increased professional services fees in support of consulting revenue and an increase of $1.4 million of stock compensation costs resulting from a credit to expense in the 2011 period resulting from a change in estimate for the amount of performance-based RSUs that would vest.

Selling and Marketing

	2012	2011	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$101.4	$101.5	$(0.1)	—
Selling and marketing expenses as a percentage of total revenues	34.6%	35.8%	(1.2)	(3%)
Selling and marketing employees (at end of period)	528	487	41	8%

Selling and marketing expenses were essentially flat in 2012 compared to the prior year resulting from a decrease in total compensation costs which were offset primarily by increased travel and entertainment costs resulting from an increase in the average number of employees in 2012. The decrease in compensation costs in 2012 resulted from lower sales commissions principally due to modifications to our sales commission plan in 2012 and lower than planned contract bookings. The decrease in commissions was partially offset by an increase in incentive bonuses and salary and benefits resulting from an increase in the number of selling and marketing employees. Subject to the business environment, we intend to expand our sales force by approximately 10% in 2013 as compared to 2012. Increased sales of our research services are generally recognized over a twelve-month period, which typically results in an increase in selling and marketing expense as a percentage of revenue during periods of sales force expansion.

General and Administrative

	2012	2011	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$36.9	$33.3	$3.6	11%
General and administrative expenses as a percentage of total revenues	12.6%	11.8%	0.8	7%
General and administrative employees (at end of period)	180	178	2	1%

The increase in general and administrative expenses during 2012 compared to the prior year is primarily due to an increase in professional services costs of approximately $2.6 million principally related to information technology projects, including our updated website and new customer relationship management software and an increase in salary and benefit costs of approximately $1.6 million. The increase in salary and benefits costs in 2012 was primarily due to a reduction in the amount of salary costs capitalized in 2012 as compared to 2011 principally for the Company's website in the amount of $1.2 million. These increases were partially offset by a reduction in travel and entertainment costs in 2012.

Depreciation

Depreciation expense increased by $3.6 million during 2012 compared to the prior year primarily due to the initiation of depreciation for our new corporate headquarters in August 2011 and our new website in March 2012.

Amortization of Intangible Assets

Amortization expense has remained essentially consistent during 2012 as compared to the prior year.

Reorganization Costs

In the first quarter of 2012 we realigned our sales force to simplify the selling process to our customers. We incurred approximately $0.4 million of severance costs in the fourth quarter of 2011 for three sales employees located outside of the U.S. based on statutory termination benefits in their country of employment and the fact that termination was considered probable at December 31, 2011. We incurred an additional $1.4 million of severance and related costs during 2012 for the termination of 17 additional employees related to the sales reorganization and other cost reduction initiatives. Essentially all of the termination costs were paid during 2012.

In February 2013 the Company announced a reduction of approximately 30 jobs or 2.5% of its workforce worldwide to streamline its operations. The Company anticipates incurring approximately $1.5 million to $1.8 million of severance and related benefit costs in the first quarter of 2013 related to the reduction.

Other Income, Net

Other income, net, increased by $0.7 million in 2012 as compared to the prior year primarily due to lower net foreign exchange losses in 2012 as compared to the prior year, which was partially offset by lower interest income earned in 2012 from lower returns on our investments.

Gains (Losses) on Investments, Net

Gains (losses) on investments primarily represent our share of equity method investment gains (losses) from our technology-related investment funds. The decrease in gains of $1.5 million in 2012 compared to the prior year is primarily due to $0.8 million of losses recorded in 2012, of which $1.4 million of losses related to 2011 and $0.6 million of gains related to prior years. The additional losses for the 2011 period resulted from a lower valuation of certain investments in the funds from the valuations previously reported to us in 2011.

Income Tax Provision

	2012	2011	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for income taxes (dollars in millions)	$ 5.9	$15.6	$ (9.7)	(62%)
Effective tax rate	18.8%	40.5%	(21.7)	(54%)

The decrease in the effective tax rate during 2012 as compared to the prior year is principally due to the benefits recognized from the settlement of a tax audit during 2012 at one of our foreign subsidiaries, resulting in an approximate 20 percentage point reduction in the effective tax rate, principally from the ability to recognize net operating losses at this subsidiary.

2011 compared to 2010

Revenues

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
	(dollars in millions)			
Revenues	$283.6	$250.7	$32.9	13%
Revenues from research services	$191.6	$168.5	$23.1	14%
Revenues from advisory services and other	$ 92.0	$ 82.2	$ 9.8	12%
Revenues attributable to customers outside of the U.S.	$ 85.2	$ 70.7	$14.5	21%
Percentage of revenue attributable to customers outside of the U.S.	30%	28%	2	7%
Number of clients (at end of period)	2,495	2,272	223	10%
Number of events	15	14	1	7%

The increase in total revenues in 2011 is principally the result of increased demand for our products and services and the acquisition of Springboard Research in May 2011, which accounted for approximately 1% of revenue growth. The effect of foreign exchange resulted in an approximate 1% increase in total revenues during 2011. Overall revenue growth was due in part to the growth in the economy and an increase in the number of sales personnel in 2011. Revenue growth outside of the U.S. outpaced the growth in the U.S., due in part to faster growth in the Asia Pacific region. Including the effect of foreign exchange, revenue earned outside of the U.S. increased by 2% as a percent of total revenues in 2011. We count co-located events, which enable our clients to attend multiple events with one event ticket, as a single event in the table above. Please refer to the "Segment Results" section below for a discussion of revenue and direct margin results by segment.

Cost of Services and Fulfillment

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$103.6	$94.1	$ 9.5	10%
Cost of services and fulfillment as a percentage of total revenues	36.5%	37.5%	(1.0)	(3%)
Number of research and fulfillment employees (at end of period)	543	474	69	15%

The increase in cost of services and fulfillment in dollars during 2011 is primarily the result of increased compensation and benefits principally due to an increase in research and fulfillment employees, increased facility costs, and increased travel and entertainment expense due in part to an all-employee meeting in the first quarter of 2011. These increases were partially offset by a reduction of approximately $3.9 million of incentive compensation earned with respect to the third and fourth quarters of 2011. Facility costs recorded in costs of services and fulfillment increased approximately $2.9 million during 2011 primarily due to us incurring lease costs for both our new corporate headquarters and our previous headquarters in Cambridge, Massachusetts and also due to a higher level of costs for our new corporate headquarters. We recognized approximately eight months of lease costs in 2011 for our new headquarters during the construction period as we had access to the facility for construction purposes prior to our occupancy at the end of August 2011. Our lease at our prior headquarters expired on September 30, 2011. The decrease in cost of services and fulfillment as a percentage of total revenues during 2011 compared to the prior year is primarily due to the reduction in the amount of incentive bonus earned with respect to the current year.

Selling and Marketing

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$101.5	$84.7	$16.8	20%
Selling and marketing expenses as a percentage of total revenues	35.8%	33.8%	2.0	6%
Selling and marketing employees (at end of period)	487	430	57	13%

The increase in selling and marketing expenses in dollars and as a percentage of total revenues during 2011 is primarily due to an increase in compensation and benefits costs resulting from an increase in the number of selling and marketing employees and an increase in sales commissions. Increased sales of our syndicated research services products are generally recognized over a twelve-month period, which typically results in an increase in selling and marketing expense as a percentage of revenue during periods of sales force expansion. The increase is also attributable to increased travel and entertainment expense and increased facility costs. Facility costs recorded in selling and marketing increased approximately $2.1 million during 2011 primarily due to us incurring duplicate lease costs as described above under "cost of services and fulfillment".

General and Administrative

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$33.3	$34.0	$(0.7)	(2%)
General and administrative expenses as a percentage of total revenues	11.8%	13.6%	(1.8)	(13%)
General and administrative employees (at end of period)	178	174	4	2%

The decrease in general and administrative expense in dollars and as percentage of total revenue during 2011 is primarily due a reduction of approximately $1.6 million of incentive compensation earned with respect to the third and fourth quarters of 2011, the capitalization of approximately $1.6 million of internal information technology salary costs in 2011 for the build of our new client-facing website that was launched in 2012, and a decrease of approximately $0.6 million in stock compensation expense. These decreases were partially offset by an increase in facility costs, an increase in compensation and benefits costs resulting from an increase in the number of general and administrative employees and salary increases during 2011, and acquisition and integration costs for Springboard Research of approximately $0.7 million. Facility costs recorded in general and administrative expense increased approximately $0.8 million during 2011 primarily due to us incurring duplicate lease costs as described above under "cost of services and fulfillment".

Depreciation

The increase of $1.7 million in depreciation expense during 2011 is primarily due to the initiation of depreciation for our new corporate headquarters in August 2011.

Amortization of Intangible Assets

The decrease of $1.1 million in amortization expense during 2011 is primarily due to certain intangible assets from the acquisition of Strategic Oxygen in December 2009 becoming fully amortized in the first quarter of 2011, partially offset by an increase in amortization from the acquisition of Springboard Research in May 2011.

Reorganization Costs

In the first quarter of 2012 we realigned our sales force to simplify the selling process to our customers. The $0.4 million of reorganization costs incurred in 2011 consist of severance and related benefits for three employees located outside of the U.S. based on statutory termination benefits in their country of employment and the fact that termination was considered probable at December 31, 2011.

Other Income, Net

The decrease of $0.6 million in other income, net during 2011 is primarily due to lower interest income from lower returns on our investments.

Gains (Losses) on Investments, Net

Gains (losses) on investments primarily represent our share of equity method investment gains (losses) from our technology-related investment funds. The decrease of $1.3 million in gains during 2011 is primarily due to a smaller increase in the valuations of certain assets within the funds in 2011 as compared to 2010. Subsequent to 2011 we received information from the funds that reduced the value of the funds as of December 31, 2011 by $1.4 million. The $1.4 million investment loss was due to a reduction in the value of certain investments within the funds and was recognized in the Consolidated Statements of Income in the year ended December 31, 2012.

Income Tax Provision

	2011	2010	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for income taxes (dollars in millions)	$15.6	$13.8	$1.8	13%
Effective tax rate	40.5%	40.2%	0.3	1%

The effective tax rate has remained relatively consistent from 2010 to 2011.

Segment Results

We are organized into two client groups with each client group responsible for writing relevant research for the roles within the client organization on a worldwide basis. The two client groups, which are considered operating segments, are: Business Technology ("BT") and Marketing and Strategy ("M&S"). In addition, our Events segment supports both client groups. Each client group generates revenue through sales of research, advisory and other service offerings targeted at specific roles within their targeted clients. Each client group consists of research personnel focused primarily on issues relevant to particular roles and to the day-to-day responsibilities of persons within the roles. Amounts included in the Events segment relate to the operations of the events production department. Revenue reported in the Events segment consists primarily of sponsorships and sales of event tickets to Forrester events. In the second quarter of 2012, we modified our management structure by consolidating our former Technology Industry client group segment into our two remaining client groups: Business Technology and Marketing and Strategy. In addition, in the first quarter of 2012, we modified our calculation of segment direct margin to exclude certain marketing costs and Springboard Research integration costs and to include certain business development costs. Accordingly, the 2011 and 2010 amounts have been reclassified to conform to the current presentation.

We evaluate reportable segment performance based on direct margin. Direct margin, as presented below, is defined as operating income excluding sales expenses, certain marketing and fulfillment expenses, stock-based compensation expense, general and administrative expenses, depreciation expense, and amortization of intangibles.

	BT	M&S	Events	Consolidated
Year ended December 31, 2012				
Revenue	$159,216	$120,885	$12,829	$292,930
Direct margin	$105,288	$ 82,225	$ 3,941	$191,454
Year over year revenue growth	3%	5%	(3%)	3%
Direct margin percentage	66.1%	68.0%	30.7%	65.4%

	BT	M&S	Events	Consolidated
Year ended December 31, 2011				
Revenue	$154,777	$115,666	$13,173	$283,616
Direct margin	$103,616	$ 77,510	$ 5,765	$186,891
Year over year revenue growth	7%	21%	18%	13%
Direct margin percentage	66.9%	67.0%	43.8%	65.9%

	BT	M&S	Events	Consolidated
Year ended December 31, 2010				
Revenue	$143,992	$95,534	$11,200	$250,726
Direct margin	$ 97,699	$63,002	$ 4,753	$165,454
Direct margin percentage	67.9%	65.9%	42.4%	66.0%

BT revenue increased 3% and 7% during 2012 and 2011, respectively, compared to the prior year periods. Research services revenues increased 4% and 11%, respectively, for each of the years compared to the prior years while advisory services and other decreased 1% and increased 1%, respectively, for each of the years compared to the prior years. The decrease in the research services revenue growth rate in 2012 as compared to

2011 is primarily due to a decrease in contract bookings growth in 2012 compared to 2011 due in part to the sales reorganization and sales employee attrition in 2012. The decrease in direct margin percentage for the 2012 and 2011 periods compared to the prior years is primarily due to increased costs from the Springboard Research acquisition in May 2011.

M&S revenue increased 5% and 21% during 2012 and 2011, respectively, compared to the prior year periods. Research services revenues increased 8% and 19%, respectively, for each of the years compared to the prior years while advisory services and other decreased 3% and increased 27%, respectively, for each of the years compared to the prior years. The decrease in the research services revenue growth rate in 2012 as compared to 2011 is primarily due to a decrease in contract bookings growth in 2012 compared to 2011 due in part to the sales reorganization and sales employee attrition in 2012. The decrease in advisory services and other revenue growth rate in 2012 as compared to 2011 is primarily due to a decrease in contract bookings growth in 2012 compared to 2011 and attrition of the analysts that perform advisory services in 2012.

Events revenue decreased 3% and increased 18% during 2012 and 2011, respectively, compared to the prior year periods. During 2012 we repositioned our events to more closely align with our roles resulting in an increased number of smaller, co-located role-based events in comparison to larger combined events in the prior year. Co-located events enable our clients to attend multiple events with one event ticket and are considered as a single event. The decrease in revenue during 2012 is primarily due to the smaller scope of events held in 2012 as compared to the prior year, resulting in less event ticket revenue. The decrease in direct margin percentage during 2012 is primarily due to lower event ticket revenue compared to the prior year. The increase in revenue during 2011 was due in part to one additional event held in 2011 compared to 2010 and to a strengthening economy in 2011.

Liquidity and Capital Resources

We have financed our operations primarily through funds generated from operations. Memberships for research services, which constituted approximately 69% of our revenues during 2012, are annually renewable and are generally payable in advance. We generated cash from operating activities of $53.1 million, $55.4 million and $38.7 million during 2012, 2011 and 2010 respectively. The $2.3 million decrease in cash provided by operating activities in 2012 compared to 2011 is primarily due to a reduction in income before taxes of $7.1 million in 2012 compared to 2011, partially offset by a $5.3 million increase in non-cash expenses in 2012 including depreciation, amortization, gains/losses on investments, and stock compensation. The increase in cash provided from operations in 2011 compared to 2010 is primarily attributable to both a reduction in the amount of income taxes paid during 2011 of $10.7 million primarily due to a deferral of payments in 2011 and excess payments made in 2010, and an increase in net income of $2.5 million.

During 2012, we used $4.1 million of cash from investing activities, consisting primarily $5.1 million of purchases of property and equipment, partially offset by a $0.9 million reduction in restricted cash. Property and equipment purchases during 2012 consisted primarily of software and leasehold improvements. During 2011 we used $53.0 million of cash from investing activities, consisting primarily of $20.8 million of net purchases of marketable investments, $39.8 million of purchases of property and equipment and $7.5 million for acquisitions. The property and equipment purchases were partially funded by $14.5 million of restricted cash that had been placed in escrow in 2009 for such purchases. Property and equipment purchases during 2011 consisted primarily of leasehold improvements for new facilities and also included purchases of software and computer equipment.

We used $31.7 million of cash from financing activities during 2012 resulting from $29.8 million of purchases of our common stock, $12.6 million of regular quarterly dividend payments and $0.9 million of deferred payments from our 2011 acquisition of Springboard Research. In addition, we realized $11.2 million of proceeds from exercises of stock options and our employee stock purchase plan in 2012. We used $6.3 million of cash from financing activities during 2011 resulting from $18.4 million of purchases of our common stock, partially offset by $11.6 million of proceeds from exercises of stock options and our employee stock purchase plan. In each of October 2012 and February 2013, our board of directors increased our stock repurchase authorization by $50 million, bringing the total remaining stock purchase authorization to approximately $150 million. On February 13, 2013, we announced our intention to hire an investment banker to assist us in exploring means to accelerate our stock repurchase program and also announced an increase in our regular quarterly dividend to $0.15 per share.

As of December 31, 2012, we held $9.0 million ($11.0 million at par value) of municipal bonds with an auction reset feature ("auction rate securities" or "ARS"). In February 2008, auctions began to fail for these securities and have continued to fail throughout 2012. As a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or may not exist. Based on our expected operating cash flows and our cash resources, we do not anticipate the current lack of liquidity with our ARS investments will affect our ability to execute our current business plan.

As of December 31, 2012, we had cash and cash equivalents of $98.8 million and marketable investments of $143.8 million. Cash balances held at our foreign subsidiaries were $28.1 million at December 31, 2012, of which $5.2 million represents undistributed earnings that are deemed to be indefinitely reinvested. We do not have a line of credit and do not presently anticipate the need to access a line of credit in the foreseeable future. We believe that our current cash balance, marketable investments, and cash flows from operations will satisfy working capital, financing activities, including an acceleration of purchases of our common stock under our stock repurchase program, and capital expenditure requirements for at least the next two years.

As of December 31, 2012, we had future contractual obligations as follows:

Contractual Obligations	Total	2013	2014	2015	2016	2017	Thereafter
				(In thousands)			
Operating leases	$116,410	$11,023	$10,158	$9,600	$9,104	$8,727	$67,798
Purchase commitments	1,183	504	607	72	—	—	—
	$117,593	$11,527	$10,765	$9,672	$9,104	$8,727	$67,798

Off-Balance Sheet Arrangements

We do not maintain any off-balance sheet financing arrangements.

Recent Accounting Pronouncements

See Note 1 of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the expected dates of adoption and effects on results of operations and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We have historically not used derivative financial instruments.

The primary objective of our investment activities is to preserve principal and maintain liquidity while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and marketable investments in a variety of securities, including U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds. The securities, other than money market funds, are classified as available-for-sale and consequently are recorded on the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. If interest rates rise, the market value of our investments may decline, which could result in a realized loss if we are forced to sell an investment before its scheduled maturity. We have the ability to hold our fixed income investments until maturity (without giving effect to any future acquisitions or mergers). Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio.

At December 31, 2012, we held approximately $9.0 million ($11.0 million at par value) of municipal notes with an auction reset feature ("auction rate securities" or "ARS"). In February 2008, auctions for these securities began to fail and continued to fail throughout 2012. These ARS may not be accessible for in excess of twelve months because of continued failed auctions and have been classified in the Consolidated Balance Sheets as long-term marketable securities as of December 31, 2012. Based on current market conditions, it is likely that auction failures will continue and as a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or may not exist. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments. We valued the ARS using a discounted cash flow model. The assumptions used in preparing the discounted cash flow model include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS, based on data available at December 31, 2012. The assumptions used in valuing these ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change, which could result in significant changes to the fair value of these ARS.

The following table provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted-average interest rates by maturity date. ARS are shown based upon their contractual maturity dates that range from 2024 to 2034.

Principal amounts by maturity dates in U.S. dollars (dollars in thousands):

	Years Ended December 31,			
	2013	**2014**	**2015**	**Thereafter**
State and municipal agency obligations	$ 6,421	$10,326	$ 2,125	$8,970
Federal agency and corporate obligations	50,403	44,727	20,874	—
Total investments	$56,824	$55,053	$22,999	$8,970
Weighted average interest rates	0.67%	0.73%	0.62%	0.26%

Foreign Currency Exchange. On a global level, we face exposure to movements in foreign currency exchange rates as we enter into normal business transactions that may be in currencies other than the local currency of our subsidiaries. In addition, transactions and account balances between our U.S. and foreign subsidiaries expose us to currency exchange risk. This exposure may change over time as business practices evolve and could have a material adverse effect on our results of operations. For the years ended December 31, 2012, 2011 and 2010, we incurred foreign currency exchange losses of $0.4 million, $1.3 million and $1.4 million, respectively. Historically, we have not entered into any hedging agreements. However, we may enter into hedging agreements in the future to attempt to mitigate the financial effect of future fluctuations in the euro or other foreign currencies.

Item 8. *Consolidated Financial Statements and Supplementary Data*

The financial statements listed in the following Index to Financial Statements are filed as a part of this 2012 Annual Report on Form 10-K.

FORRESTER RESEARCH, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Forrester Research, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Forrester Research, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the design and operation of controls over advisory services and consulting revenue existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described within Item 9A under Management's Report on Internal Control over Financial Reporting which appears on page 31 of the 2012 Annual Report to Stockholders. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2012 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 18, 2013

FORRESTER RESEARCH, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011
	(In thousands, except per share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 98,810	$ 81,047
Marketable investments (Note 4)	134,876	136,991
Accounts receivable, net (Note 12)	74,623	81,378
Deferred commissions	9,410	12,010
Prepaid expenses and other current assets	18,846	25,935
Total current assets	336,565	337,361
Long-term marketable investments (Note 4)	8,970	9,565
Property and equipment, net (Note 12)	46,300	50,448
Goodwill (Note 3)	78,954	71,543
Intangible assets, net (Note 3)	7,920	10,317
Other assets	9,123	8,344
Total assets	$ 487,832	$ 487,578
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 772	$ 1,223
Accrued expenses and other current liabilities (Note 12)	30,078	30,153
Deferred revenue	150,479	147,887
Total current liabilities	181,329	179,263
Non-current liabilities (Note 12)	9,433	17,580
Total liabilities	190,762	196,843
Commitments (Note 7)		
Stockholders' Equity (Note 8):		
Preferred stock, $.01 par value		
Authorized — 500 shares, issued and outstanding — none	—	—
Common stock, $.01 par value		
Authorized — 125,000 shares		
Issued — 31,451 and 30,962 in 2012 and 2011, respectively		
Outstanding — 22,293 and 22,747 in 2012 and 2011, respectively	315	310
Additional paid-in capital	389,362	373,591
Retained earnings	117,648	104,662
Treasury stock—9,158 and 8,215 in 2012 and 2011, respectively, at cost	(210,843)	(181,000)
Accumulated other comprehensive income (loss)	588	(6,828)
Total stockholders' equity	297,070	290,735
Total liabilities and stockholders' equity	$ 487,832	$ 487,578

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2012	2011	2010
	(In thousands, except per share data)		
Revenues:			
Research services	$202,998	$191,648	$168,508
Advisory services and other	89,932	91,968	82,218
Total revenues	292,930	283,616	250,726
Operating expenses:			
Cost of services and fulfillment	111,228	103,571	94,105
Selling and marketing	101,390	101,468	84,663
General and administrative	36,866	33,284	33,960
Depreciation	8,921	5,359	3,628
Amortization of intangible assets	2,445	2,562	3,620
Reorganization costs	1,421	375	—
Total operating expenses	262,271	246,619	219,976
Income from operations	30,659	36,997	30,750
Other income, net	1,300	630	1,249
Gains (losses) on investments, net	(449)	1,018	2,301
Income before income taxes	31,510	38,645	34,300
Income tax provision	5,936	15,635	13,793
Net income	$ 25,574	$ 23,010	$ 20,507
Basic income per common share	$ 1.14	$ 1.02	$ 0.91
Diluted income per common share	$ 1.12	$ 0.99	$ 0.89
Basic weighted average common shares outstanding	22,500	22,666	22,478
Diluted weighted average common shares outstanding	22,929	23,164	23,063

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2012	2011	2010
		(In thousands)	
Net income	$25,574	$23,010	$20,507
Other comprehensive income (loss), net of taxes:			
Cumulative translation adjustments	7,419	(1,335)	(2,682)
Changes in market value of investments:			
Unrealized gain (loss), net of taxes of ($7), ($41) and ($513) for 2012, 2011 and 2010	14	(9)	(837)
Less: reclassification adjustment for net gains realized in net income, net of taxes of $12, $8 and $57 for 2012, 2011 and 2010	(17)	(12)	(88)
Net change in market value of investments	(3)	(21)	(925)
Other comprehensive income (loss)	7,416	(1,356)	(3,607)
Comprehensive income	$32,990	$21,654	$16,900

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Number of Shares	$.01 Par Value			Number of Shares	Cost		
	(In thousands)							
Balance, December 31, 2009	29,362	$294	$325,207	$129,559	7,028	$(141,250)	$(1,865)	$311,945
Issuance of common stock under stock plans, including tax benefit	1,138	11	27,733	—	—	—	—	27,744
Stock-based compensation expense	—	—	4,874	—	—	—	—	4,874
Purchase of common stock	—	—	—	—	660	(21,345)	—	(21,345)
Dividend paid on common shares	—	—	—	(68,414)	—	—	—	(68,414)
Capital contributed by seller of acquired business	—	—	203	—	—	—	—	203
Net income	—	—	—	20,507	—	—	—	20,507
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(925)	(925)
Cumulative translation adjustment	—	—	—	—	—	—	(2,682)	(2,682)
Balance, December 31, 2010	30,500	305	358,017	81,652	7,688	(162,595)	(5,472)	271,907
Issuance of common stock under stock plans, including tax benefit	462	5	11,932	—	—	—	—	11,937
Stock-based compensation expense	—	—	3,642	—	—	—	—	3,642
Purchase of common stock	—	—	—	—	527	(18,405)	—	(18,405)
Net income	—	—	—	23,010	—	—	—	23,010
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(21)	(21)
Cumulative translation adjustment	—	—	—	—	—	—	(1,335)	(1,335)
Balance, December 31, 2011	30,962	310	373,591	104,662	8,215	(181,000)	(6,828)	290,735
Issuance of common stock under stock plans, including tax benefit	489	5	10,374	—	—	—	—	10,379
Stock-based compensation expense	—	—	5,397	—	—	—	—	5,397
Purchase of common stock	—	—	—	—	943	(29,843)	—	(29,843)
Dividends paid on common shares	—	—	—	(12,588)	—	—	—	(12,588)
Net income	—	—	—	25,574	—	—	—	25,574
Unrealized loss on marketable investments, net of tax	—	—	—	—	—	—	(3)	(3)
Cumulative translation adjustment	—	—	—	—	—	—	7,419	7,419
Balance, December 31, 2012	31,451	$315	$389,362	$117,648	9,158	$(210,843)	$ 588	$297,070

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2012	2011	2010
	(In thousands)		
Cash flows from operating activities:			
Net income	$ 25,574	$ 23,010	$ 20,507
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and asset write-offs	8,921	5,359	3,671
Amortization of intangible assets	2,445	2,562	3,620
Net (gains) losses from investments	449	(1,018)	(2,301)
Deferred income taxes	(10,385)	15,137	2,356
Stock-based compensation	5,397	3,642	4,874
Amortization of premium on investments	2,803	3,321	2,587
Foreign currency losses	405	1,290	1,374
Other non-cash items	—	—	55
Changes in assets and liabilities, net of acquisitions			
Accounts receivable	6,959	(7,594)	(7,467)
Deferred commissions	2,607	589	(2,968)
Prepaid expenses and other current assets	6,279	(7,805)	(8,220)
Accounts payable	(490)	(1,898)	1,422
Accrued expenses and other liabilities	376	2,485	3,975
Deferred revenue	1,807	16,364	15,172
Net cash provided by operating activities	53,147	55,444	38,657
Cash flows from investing activities:			
Acquisitions	—	(7,531)	(1,660)
Purchases of property and equipment	(5,103)	(39,776)	(13,426)
Purchases of marketable investments	(91,421)	(113,909)	(116,280)
Proceeds from sales and maturities of marketable investments	91,335	93,090	145,195
Change in restricted cash	946	14,542	1,282
Other investing activity	167	548	491
Net cash provided by (used in) investing activities	(4,076)	(53,036)	15,602
Cash flows from financing activities:			
Dividends paid on common stock	(12,588)	—	(68,414)
Repurchases of common stock	(29,843)	(18,405)	(21,345)
Proceeds from issuance of common stock under employee equity incentive plans	11,215	11,554	25,971
Excess tax benefits from stock-based compensation	345	525	1,949
Payment of deferred acquisition consideration	(864)	—	—
Net cash used in financing activities	(31,735)	(6,326)	(61,839)
Effect of exchange rate changes on cash and cash equivalents	427	(1,962)	(3,298)
Net increase (decrease) in cash and cash equivalents	17,763	(5,880)	(10,878)
Cash and cash equivalents, beginning of year	81,047	86,927	97,805
Cash and cash equivalents, end of year	$ 98,810	$ 81,047	$ 86,927
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 7,102	$ 5,929	$ 16,583

The accompanying notes are an integral part of these consolidated financial statements.

(1) Summary of Significant Accounting Policies

Basis of Presentation

Principles of Consolidation

Forrester Research, Inc. ("Forrester" or "the Company") is an independent research company that provides pragmatic and forward-thinking advice to global leaders in business and technology. Forrester's products and services are targeted to specific roles, including senior management in business strategy, marketing, and information technology principally at $1 billion-plus revenue companies who collaborate with Forrester to accelerate achievement of their business goals. The accompanying consolidated financial statements include the accounts of Forrester and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Forrester considers the more significant of these estimates to be revenue recognition, stock-based compensation, non-marketable investments, goodwill and intangible assets, income taxes, and valuation and impairment of marketable investments. On an ongoing basis, management evaluates its estimates. Actual results could differ from these estimates.

Fair Value Measurements

The Company has certain financial assets recorded at fair value which have been classified as Level 1, 2 or 3 within the fair value hierarchy as described in the accounting standards for fair value measurements.

Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

Level 2 — Fair value based on inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Fair value based on unobservable inputs that are supported by little or no market activity and such inputs are significant to the fair value of the assets or liabilities.

The carrying amounts reflected in the Consolidated Balance Sheets for cash, cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities.

Cash, Cash Equivalents, and Marketable Investments

Forrester considers all short-term, highly liquid investments with original maturities at the time of purchase of 90 days or less to be cash equivalents. The Company's investments with an auction reset feature and for which the Company does not have the ability to sell within one year from the balance sheet date are classified as long-term investments.

The Company's investments are composed of securities of U.S. government agencies, municipal notes some of which contain an auction reset feature ("auction rate securities" or "ARS"), corporate notes and bonds, and money market funds. Forrester accounts for all marketable investments as available-for-sale securities and as such, the marketable investments are carried at fair value, with unrealized gains and losses (not related to credit losses) recorded in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets. Realized gains and losses on securities are included in earnings and are determined using the specific identification method. The Company conducts periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under current accounting standards. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive income (loss). The determination of whether a loss is considered temporary is based in part on whether the Company intends to sell the security or whether the Company would more likely than not be required to sell the security before the expected recovery of the amortized cost basis. During the years ended December 31, 2012, 2011 and 2010, the Company did not record any other-than-temporary impairment charges on its available-for-sale securities.

Concentrations of Credit Risk

Forrester has no significant off-balance sheet or concentration of credit risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject Forrester to concentrations of credit risk are principally cash, cash equivalents, marketable investments, and accounts receivable. Forrester places its investments in highly rated securities. No single customer accounted for greater than 2% of revenues or accounts receivable in any of the periods presented.

Deferred Commissions

Commissions incurred in acquiring new or renewing existing contracts, which are earned in the month that a contract is booked, are deferred and expensed to operations as the related revenue is recognized. Forrester evaluates the recoverability of deferred commissions at each balance sheet date.

Goodwill

Goodwill is not amortized; however, it is required to be tested for impairment annually. Furthermore, testing for impairment is required on an interim basis if an event or circumstance indicates that it is more likely than not an impairment loss has been incurred. An impairment loss would be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Absent an event that indicates a specific impairment may exist, the Company has selected November 30 as the date for performing the annual goodwill impairment test. Goodwill impairment charges have not been required for the years ended December 31, 2012, 2011 and 2010.

Impairment of Other Long-Lived Tangible and Intangible Assets

Forrester continually evaluates whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets and intangible assets may warrant revision or if events or circumstances indicate that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated undiscounted future cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the future cash flows are less than the carrying value, the assets are written down to the estimated fair value of the asset. Impairment charges have not been required for the years ended December 31, 2012, 2011 and 2010.

Non-Current Liabilities

The Company records certain liabilities that are expected to be settled over a period that exceeds one year as non-current liabilities. The Company also records as a non-current liability the portion of the deferred rent liability that is expected to be recognized over a period greater than one year. Non-current deferred rent liability at December 31, 2012 and 2011 was $6.9 million and $6.7 million, respectively, and primarily results from the difference between cash payments and the straight-line recognition of rent expense under the Company's facility leases.

Foreign Currency

The functional currency of the majority of Forrester's wholly-owned subsidiaries is their respective local currency. These subsidiary financial statements are translated to U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues and expenses, with translation gains and losses accumulated as a component of accumulated other comprehensive income (loss). Gains and losses related to the remeasurement of monetary assets and liabilities denominated in a currency other than an entity's functional currency are included in other income, net in the Consolidated Statements of Income. For the years ended December 31, 2012, 2011 and 2010, Forrester recorded $0.4 million, $1.3 million and $1.4 million of foreign exchange losses, respectively, in other income, net.

In addition, Forrester's German holding companies, for which the functional currency was the U.S. dollar, recognized $0.1 million, $0.1 million and $0.4 million of remeasurement gains on its deferred tax liability in income tax expense for the years ended December 31, 2012, 2011 and 2010, respectively. Effective July 7, 2012 the Company's German holding companies were merged with the Company's German operating company creating one German entity for which the functional currency is the Euro.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Net unrealized loss on marketable investments, net of taxes	$(1,024)	$(1,021)
Cumulative translation adjustment	1,612	(5,807)
Total accumulated other comprehensive income (loss)	$ 588	$(6,828)

Revenue Recognition

Effective January 1, 2011 the Company adopted Update No. 2009-13, *"Multiple-Deliverable Revenue Arrangements — a consensus of the FASB Emerging Issues Task Force"* (ASU 2009-13) for contracts entered into or materially modified after that date. ASU 2009-13 updates the previous multiple-element revenue arrangements guidance. The revised guidance primarily provides three significant changes: 1) it eliminates the need for objective and reliable evidence of the fair value of the undelivered element in order for a delivered item to be treated as a separate unit of accounting; 2) it eliminates the residual method to allocate the arrangement consideration; and 3) it modifies the fair value requirements of EITF Issue 00-21 by providing "best estimate of selling price" in addition to vendor specific objective evidence and vendor objective evidence for determining the selling price of a deliverable. In addition, the guidance also expands the disclosure requirements for revenue recognition. The adoption of ASU 2009-13 did not have a material impact on the Company's financial position, results of operations or cash flows.

Forrester generates revenues from licensing research (including our data products), performing advisory services and consulting projects and hosting events. Forrester executes contracts that govern the terms and conditions of each arrangement. Revenues are recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, services have been provided to the customer, and collectability is reasonably assured. Revenue contracts may include either a single product or service or a combination of multiple products and services. Revenues from contracts that contain multiple products and services are allocated among the separate units of accounting based on their relative selling prices; however, the amount recognized is limited to the amount that is not contingent on future performance conditions. The Company obtains the selling prices of its products and services based on an analysis of standalone sales of these products and services during the year. Research service revenues are recognized ratably over the term of the contract. Advisory service revenues, such as workshops, speeches and advisory days, are recognized when the customer receives the agreed upon deliverable and consulting project revenues, which are short-term in nature and based upon fixed-fee agreements, are recognized as the services are provided. Reimbursed out-of-pocket expenses are recorded as advisory services revenue. Event revenues are recognized upon completion of the event.

Annual subscriptions to our RoleView research include access to all or a designated portion of our research, and depending on the type of license, membership in one or more of our Forrester leadership boards, unlimited phone or email analyst inquiry, unlimited participation in Forrester Webinars, and the right to attend one event. Contracts for RoleView research entered into prior to the adoption of ASU 2009-13 on January 1, 2011 are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. Contracts for RoleView research entered into or significantly modified after January 1, 2011 are accounted for as two units of accounting: 1) the event ticket and 2) the remaining research services that are delivered throughout the contract period, based on the new guidance that permits alternative methods of determining selling price as it relates to the components that we do not sell on a standalone basis, such as research services in this case. Arrangement consideration is allocated to each of these elements based upon their relative selling prices, which is based on standalone sales of event tickets and the estimated selling price of the remaining research services. Annual subscriptions to our data products include access to designated survey data products and access to a data specialist, which are delivered throughout the year, and are accounted for as one unit of accounting and recognized ratably as research services revenue over the membership period. For all contracts entered into through January 2013, clients were offered a service guarantee, which gives them the right to cancel their contracts prior to the end of the contract term and receive a refund for unused products or services. As of February 1, 2013 the Company discontinued its policy of offering all clients a service guarantee.

Stock-Based Compensation

The Company recognizes the fair value of stock-based compensation expense over the requisite service period of the individual grantee, which generally equals the vesting period. Cash flows resulting from the tax benefits of tax deductions in excess of the compensation expense recognized for stock-based awards are classified as financing cash flows. The Company is required to estimate future forfeitures of stock-based awards for recognition of compensation expense. The Company will record additional expense if the actual forfeitures are lower than estimated and will record a recovery of prior recognized expense if the actual forfeitures are higher than estimated. The actual expense recognized over the vesting period will only be for those awards that vest. In addition, for performance-vested restricted stock units, the Company makes estimates of the performance outcome at each period end in order to estimate the actual number of shares that will be earned. The actual expense recognized over the vesting period will only be for those awards that vest. Stock-based compensation expense was recorded in the following expense categories (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Cost of services and fulfillment	$3,085	$1,644	$2,094
Selling and marketing	894	751	943
General and administrative	1,418	1,247	1,837
Total	$5,397	$3,642	$4,874

The options granted under the equity incentive plans and shares subject to the employee stock purchase plan were valued utilizing the Black Scholes model using the following assumptions and had the following fair values:

	Years Ended December 31,					
	2012		2011		2010	
	Equity Incentive Plans	Employee Stock Purchase Plan	Equity Incentive Plans	Employee Stock Purchase Plan	Equity Incentive Plans	Employee Stock Purchase Plan
Average risk-free interest rate	0.85%	0.14%	1.25%	0.13%	1.93%	0.17%
Expected dividend yield	1.7%	1.7%	None	None	None	None
Expected life	4.5 Years	0.5 Years	3.5 Years	0.5 Years	3.6 Years	0.5 Years
Expected volatility	40%	31%	40%	28%	40%	25%
Weighted average fair value	$ 9.64	$ 6.90	$ 10.47	$ 7.55	$ 9.67	$ 6.38

The dividend yield of zero for periods prior to 2012 is based on the fact that Forrester had never paid cash dividends until the board of directors approved a special dividend of $3.00 per common share in the fourth quarter of 2010. The dividend yield in 2012 is based on the initiation of a regular quarterly dividend program approved by the board of directors in February 2012. Expected volatility is based, in part, on the historical volatility of Forrester's common stock as well as management's expectations of future volatility over the expected term of the awards granted. The risk-free interest rate used is based on the U.S. Treasury Constant Maturity rate with an equivalent remaining term. Where the expected term of a stock-based award does not correspond with a term for which the interest rates are quoted, Forrester uses the rate with the maturity closest to the award's expected term. The expected term calculation is based upon Forrester's historical experience of exercise patterns. The unamortized fair value of stock-based awards as of December 31, 2012 was $9.0 million, with a weighted average remaining recognition period of 1.9 years.

Allowance for Doubtful Accounts

Forrester maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make contractually obligated payments. When evaluating the adequacy of the allowance for doubtful accounts, the Company makes judgments regarding the collectability of accounts receivable by specifically analyzing historical bad debts, customer concentrations, current economic trends, and changes in the customer payment terms. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and if the financial condition of the Company's customers were to improve, the allowances may be reduced accordingly.

Depreciation and Amortization

Forrester provides for depreciation and amortization of property and equipment, computed using the straight-line method, over estimated useful lives of assets as follows:

	Estimated Useful Life
Computers and equipment	3 to 10 Years
Computer software	3 to 5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Shorter of asset life or lease term

Forrester provides for amortization of intangible assets, computed using an accelerated method according to the expected cash flows to be received from the underlying assets, over the respective lives as follows:

	Estimated Useful Life
Customer relationships	5 to 11 Years
Research content	1 to 2 Years
Technology	7 Years
Trademarks	1 Year
Backlog	1 Year

Income Taxes

Forrester recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements and tax basis of assets and liabilities as well as operating loss carryforwards.

Forrester's provision for income taxes is composed of a current and a deferred provision for federal, state and foreign jurisdictions. The current provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. The deferred income tax provision is calculated as the net change during the year in deferred tax assets and liabilities. Valuation allowances are provided if based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

Forrester accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on a quarterly basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period. Diluted net income per common share is computed by dividing net income by the diluted weighted average number of common shares and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding stock options and restricted stock units.

Basic and diluted weighted average common shares are as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Basic weighted average common shares outstanding	22,500	22,666	22,478
Weighted average common equivalent shares	429	498	585
Diluted weighted average common shares outstanding	22,929	23,164	23,063

For the years ended December 31, 2012, 2011 and 2010, options to purchase approximately 0.8 million, 0.3 million and 0.4 million shares, respectively, were outstanding but not included in the diluted weighted average common share calculation as the effect would have been anti-dilutive.

New Accounting Pronouncements

In July 2012, the Financial Accounting Standards Board issued ASU No. 2012-02, Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment (ASU 2012-02). This newly issued accounting standard allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test for indefinite-lived intangibles other than goodwill. Under that option, an entity would no longer be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on that qualitative assessment, that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. This ASU is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. As the Company does not have any indefinite-lived intangible assets as of December 31, 2012 other than goodwill, the adoption of this standard on January 1, 2013 will not have an impact on the Company's consolidated results.

(2) Acquisitions

Springboard Research

On May 12, 2011, Forrester acquired Springboard Research ("Springboard"), a provider of research and advisory services focused on Asia Pacific and emerging markets. Springboard was a former division of Knowledge Platform, Inc. The acquisition of the Springboard business further supports Forrester's role-based strategy and expands Forrester's coverage in the Asia Pacific region. The total purchase price was approximately $9.0 million, of which approximately $6.7 million was paid on the acquisition date and $2.3 million (the "Holdback") is payable at various times through June 1, 2013, subject to possible reduction to satisfy indemnification claims. Of the $2.3 million Holdback, up to $0.9 million was contingent on the retention of certain employees for a period of time and on the extension of a certain lease. As of May 2012 the two referenced contingency provisions had elapsed with the full amount payable to Knowledge Platform. As of December 31, 2012, $1.4 million of the Holdback had been paid by the Company and $0.9 million of the Holdback remains in accrued expenses in the Consolidated Balance Sheet. The results of Springboard Research, which were not material to the consolidated financial statements, have been included in Forrester's consolidated financial statements since May 12, 2011 in the Business Technology segment. Pro forma financial information has not been provided as it is not material to the consolidated results of operations.

A summary of the purchase price allocation for Springboard is as follows (in thousands):

Assets:	
Cash	$ 85
Accounts receivable	561
Other current assets	285
Goodwill	3,695
Intangible assets	4,815
Total assets	9,441
Liabilities:	
Accrued expenses	160
Deferred revenue	312
Total liabilities	472
Net assets acquired	$8,969

Approximately $2.1 million of the goodwill is deductible for tax purposes. The Company believes the goodwill reflects its expectations of synergistic revenue opportunities from the acquisition and the value of the acquired workforce.

Intangible assets are amortized according to the expected cash flows to be received. The following are the identifiable intangible assets acquired and their respective weighted average lives (dollars in thousands):

	Assigned Value	Useful Life (in years)
Customer relationships	$3,605	7.5
Research content	1,080	1.5
Backlog	130	1.0
	$4,815	

(3) Goodwill and Other Intangible Assets

A summary of the goodwill by segment and the changes in the carrying amount of goodwill for the Business Technology ("BT"), Marketing and Strategy ("M&S"), and Events segments is shown in the following table (in thousands). In the second quarter of 2012 the Company modified its management structure by consolidating its former Technology Industry ("TI") client group into its two remaining client groups: BT and M&S. The goodwill previously allocated to the TI segment was reassigned to the BT and M&S segments based on the relative fair value of the elements transferred from TI to each of BT and M&S.

	BT	TI	M&S	Events	Total
Balance, December 31, 2010	$22,208	$ 24,653	$19,191	$1,906	$67,958
Acquisition	—	3,695	—	—	3,695
Translation adjustments	(36)	(40)	(31)	(3)	(110)
Balance, December 31, 2011	22,172	28,308	19,160	1,903	71,543
Reassignment	17,237	(28,308)	11,071	—	—
Translation adjustments	4,082	—	3,131	198	7,411
Balance, December 31, 2012	$43,491	$ —	$33,362	$2,101	$78,954

As of December 31, 2012, the Company had no accumulated goodwill impairment losses.

A summary of Forrester's intangible assets is as follows (in thousands):

	December 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$33,759	$26,644	$ 7,115
Research content	7,043	7,043	—
Technology	1,507	702	805
Trademarks	876	876	—
Total	$43,185	$35,265	$ 7,920

	December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$33,379	$24,925	$ 8,454
Research content	6,929	6,209	720
Technology	1,507	442	1,065
Trademarks	876	876	—
Other	328	250	78
Total	$43,019	$32,702	$10,317

Amortization expense related to intangible assets was approximately $2.4 million, $2.6 million and $3.6 million during the years ended December 31, 2012, 2011 and 2010, respectively. Estimated amortization expense related to intangible assets that will continue to be amortized is as follows (in thousands):

Year ending December 31, 2013	$2,228
Year ending December 31, 2014	2,133
Year ending December 31, 2015	1,002
Year ending December 31, 2016	906
Year ending December 31, 2017	857
Thereafter	794
Total	$7,920

(4) Marketable Investments

The following table summarizes the Company's marketable investments (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2012				
Available-for-sale securities				
State and municipal obligations	$ 18,859	$ 27	$ (14)	$ 18,872
Federal agency and corporate obligations	115,653	380	(29)	116,004
Total short-term available-for-sale securities	134,512	407	(43)	134,876
ARS, long-term	11,000	—	(2,030)	8,970
Total available-for-sale securities	$145,512	$407	$(2,073)	$143,846

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
December 31, 2011				
Available-for-sale securities				
State and municipal obligations	$ 9,485	$ 9	$ (12)	$ 9,482
Federal agency and corporate obligations	127,717	127	(335)	127,509
Total short-term available-for-sale securities	137,202	136	(347)	136,991
ARS, long-term	11,000	—	(1,435)	9,565
Total available-for-sale securities	$148,202	$136	$(1,782)	$146,556

The following table summarizes the maturity periods of the marketable securities in the Company's portfolio as of December 31, 2012. In February 2008, certain ARS that Forrester held experienced failed auctions that limited the liquidity of these securities. These auction failures have continued throughout 2012 and based on current market conditions, it is likely that auction failures will continue. The following table reflects the ARS at their contractual maturity dates of between 2024 and 2034 (in thousands).

	FY 2013	FY2014	FY2015	Thereafter	Total
Federal agency and corporate obligations	$50,403	$44,727	$20,874	$ —	$116,004
State and municipal obligations	6,421	10,326	2,125	—	18,872
ARS	—	—	—	8,970	8,970
Total short and long-term	$56,824	$55,053	$22,999	$8,970	$143,846

The following table shows the gross unrealized losses and market value of Forrester's available-for-sale securities with unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	As of December 31, 2012			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
State and municipal bonds	$ 9,430	$ 14	$ —	$ —
Federal agency and corporate obligations	17,716	29	—	—
ARS	—	—	8,970	2,030
Total	$27,146	$ 43	$ 8,970	$2,030

	As of December 31, 2011			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
State and municipal bonds	$ 2,763	$ 9	$ 1,107	$ 3
Federal agency and corporate obligations	68,962	313	2,043	22
ARS	—	—	9,565	1,435
Total	$71,725	$322	$12,715	$1,460

The Company holds ARS with a fair value of $9.0 million and a par value of $11.0 million at December 31, 2012. These ARS will continue to be held as available-for-sale and are classified as a long-term asset in the Consolidated Balance Sheet. The Company intends to retain its investment in these ARS until the earlier of an anticipated recovery in market value or maturity and as a result has not recorded an other-than-temporary loss on these ARS.

Realized gains or losses on sales of the Company's federal obligations, state and municipal bonds and corporate bonds were not significant for the years ended December 31, 2012, 2011 or 2010.

The following table represents the Company's fair value hierarchy for its financial assets (cash equivalents and marketable investments) measured at fair value on a recurring basis (in thousands):

	As of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Money market funds (1)	$ 815	$ —	$ —	$ 815
State and municipal obligations	—	18,872	—	18,872
Federal agency and corporate obligations (2)	—	148,117	—	148,117
ARS	—	—	8,970	8,970
Total	$ 815	$166,989	$8,970	$176,774

	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Money market funds (1)	$5,786	$ —	$ —	$ 5,786
State and municipal obligations	—	9,482	—	9,482
Federal agency and corporate obligations (2)	—	128,509	—	128,509
ARS	—	—	9,565	9,565
Total	$5,786	$137,991	$9,565	$153,342

(1) Included in cash and cash equivalents.
(2) $32.1 million and $1.0 million included in cash and cash equivalents at December 31, 2012 and 2011, respectively, as original maturities at the time of purchase were 90 days or less.

Level 2 assets consist of the Company's entire portfolio of federal, state, municipal and corporate bonds, excluding those municipal bonds described below with an auction reset feature. Level 2 assets have been initially valued at the transaction price and subsequently valued, at the end of each reporting period, typically utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation methods, including both income and market based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.

Level 3 assets at December 31, 2012 and 2011 consist entirely of municipal bonds with an auction reset feature (ARS). Prior to 2008, the fair value of the ARS investments approximated par value due to the frequent resets through the auction process. While the Company continues to receive interest income on its ARS investments at each interest reset date (which occurs at either seven or 35 day intervals for each security), these investments trade infrequently and therefore do not have a readily determinable market value. Interest rates on the securities ranged from 0.1% to 0.5% and 0.1% to 0.6% during the years ended December 31, 2012 and 2011, respectively. The Company values the ARS using a discounted cash flow model that includes unobservable inputs including estimates of interest rates, discount rates and expected holding periods of the securities, which is considered a Level 3 valuation. Unobservable inputs included in the valuation as of December 31, 2012 include a weighted average interest rate of 0.9%, a weighted average discount rate of 3.9%, and a weighted average holding period of 8.7 years. The valuation resulted in an unrealized loss recorded in accumulated other comprehensive income (loss) in the Consolidated Balance Sheets of $2.0 million at December 31, 2012 and $1.4 million at December 31, 2011. The Company believes that the loss is temporary due to the strong underlying credit rating of the securities and the fact that the Company does not intend to sell the securities and is not likely to be required to sell the securities. The assumptions used in valuing the ARS are volatile and subject to change as the underlying sources of these assumptions and market conditions change. Significant increases or decreases in any of the valuation assumptions in isolation would result in a significant change in the fair value.

The following table provides a summary of changes in fair value of the Company's Level 3 financial assets for the years ended December 31, 2012 and 2011 (in thousands):

	ARS
Balance at December 31, 2010	$9,117
Sales	—
Gains included in accumulated other comprehensive income (loss)	448
Balance at December 31, 2011	9,565
Sales	—
Losses included in accumulated other comprehensive income (loss)	(595)
Balance at December 31, 2012	$8,970

(5) Non-Marketable Investments

At December 31, 2012 and 2011, the carrying value of the Company's non-marketable investments, which were composed primarily of interests in technology-related private equity funds, were $6.9 million and $7.9 million, respectively, and are included in other assets in the Consolidated Balance Sheets.

One of the Company's investments, with a book value of $1.2 million and $1.5 million at December 31, 2012 and 2011, respectively, is being accounted for using the cost method and, accordingly, is valued at cost unless an other-than-temporary impairment in its value occurs. The other investments are being accounted for using the equity method as the investments are limited partnerships and the Company has an ownership interest in excess of 5% and, accordingly, the Company records its share of the investee's operating results each period. During the years ended December 31, 2012, 2011 and 2010, the Company recorded gains (losses) from its non-marketable investments of approximately $(0.4) million, $1.0 million and $2.3 million, respectively, which are included in gains (losses) on investments, net in the Consolidated Statements of Income. During the years ended December 31, 2012, 2011 and 2010, gross distributions of $0.5 million, $0.5 million and $0.5 million, respectively, were received from the funds. During 2012 and 2013, the Company identified errors related to the amount of income previously recorded for investments under the equity-method. Income related to equity method investments was understated by approximately $0.4 million in 2007, $0.2 million in 2008 and, based on revisions received by the Company in 2012 and 2013 to the information that was originally provided to the Company for the year ended December 31, 2011, was overstated by approximately $1.4 million in 2011. Management has concluded that these errors are immaterial to all prior period financial statements and recorded a correction of these errors as a $0.6 million and $0.2 million reduction in equity method income in the three months ended September 30, 2012 and December 31, 2012, respectively.

In June 2010, the Company extended the expiration date of a cash bonus plan, originally adopted in 2000, that would pay a bonus, after the return of invested capital from certain of the Company's non-marketable investments, to certain key employees. To date, no bonuses have been paid under the plan and no amounts are accrued as of December 31, 2012 as payments under the plan were not considered probable. The plan will now automatically expire on June 30, 2013, subject to earlier expiration as provided in the plan in the event that prior to such date there are less than 10 participants in the plan or all of the Company's invested capital (as defined in the plan) has been returned to the Company.

(6) Income Taxes

Income before income taxes for the years ended December 31, 2012, 2011 and 2010 consists of the following (in thousands):

	2012	2011	2010
Domestic	$23,480	$35,371	$33,964
Foreign	8,030	3,274	336
Total	$31,510	$38,645	$34,300

The components of the income tax provision for the years ended December 31, 2012, 2011 and 2010 are as follows (in thousands):

	2012	2011	2010
Current:			
Federal	$ 11,945	$ (1,083)	$ 8,722
State	3,038	738	1,571
Foreign	1,338	843	1,144
Total current	16,321	498	11,437
Deferred:			
Federal	(4,449)	13,485	2,301
State	(736)	1,186	1,025
Foreign	(5,200)	466	(970)
Total deferred	(10,385)	15,137	2,356
Income tax provision	$ 5,936	$15,635	$13,793

A reconciliation of the federal statutory rate to Forrester's effective tax rate for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Income tax provision at federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in tax resulting from:			
State tax provision, net of federal benefit	4.9	3.1	5.0
Non-deductible expenses	0.4	1.6	2.2
Tax-exempt interest income	(0.5)	(0.4)	(1.3)
Stock option compensation deduction	0.7	0.6	0.2
Change in valuation allowance	(0.8)	1.1	(3.4)
Exchange rate gain	(0.3)	(0.5)	(1.1)
Foreign tax rate differential	(2.8)	(1.0)	—
Benefit upon audit settlement	(19.6)	—	—
Other, net	1.8	1.0	3.6
Effective tax rate	18.8%	40.5%	40.2%

The components of deferred income taxes as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Non-deductible reserves and accruals	$ 4,105	$ 3,125
Stock compensation	4,948	5,146
Net operating loss and other carryforwards	9,816	7,526
Gross deferred tax asset	18,869	15,797
Less—valuation allowance	(2,086)	(3,077)
Sub-total	16,783	12,720
Depreciation and amortization	(5,018)	(7,996)
Goodwill amortization	(4,381)	(5,518)
Other liabilities	(2,872)	(3,347)
Deferred commissions	(3,743)	(4,775)
Net deferred tax asset (liability)	$ 769	$ (8,916)

Current net deferred tax assets and long-term net deferred tax assets were $0.1 and $1.4 million as of December 31, 2012 and $0 and $0.1 million as of December 31, 2011, and are included in prepaid and other current assets and other assets, respectively, in the Consolidated Balance Sheets. Current net deferred tax liabilities and long-term net deferred tax liabilities were $0.4 million and $0.3 million as of December 31, 2012 and $0.4 and $8.6 million as of December 31, 2011, and are included in accrued expenses and other current liabilities and non-current liabilities, respectively, in the Consolidated Balance Sheets.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is required in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Although realization is not assured, based upon the Company's historical taxable income and projections of the Company's future taxable income over the periods during which the deferred tax assets are deductible and the carryforwards expire, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, as discussed below.

As of December 31, 2012 and 2011, the Company maintained a valuation allowance of approximately $2.1 million and $3.1 million, respectively, primarily relating to foreign net operating loss carryforwards from an acquisition and U.S. capital losses.

As of December 31, 2012, the Company had federal net operating loss carryforwards of approximately $10.0 million obtained from acquired businesses. These carryforwards are limited pursuant to section 382 of the Internal Revenue Code due to changes in ownership as a result of the acquisitions. If unused, these carryforwards would expire on various dates from 2019 through 2028.

The Company also has foreign net operating loss carryforwards of approximately $19.8 million, which can be carried forward indefinitely. Approximately $5.7 million of the foreign net operating loss carryforwards relate to a prior acquisition, the utilization of which is subject to limitation under the tax law of the United Kingdom. In the third quarter of 2012 the Company settled a tax audit at its German subsidiary resulting in the recognition of $5.5 million in deferred tax assets relating to net operating losses and intangible assets at this subsidiary. During

2010 the Company had determined that the ability of the Company to benefit from the net operating losses at its German subsidiary did not meet the more likely than not standard. Accordingly, the previously recorded deferred tax asset and corresponding valuation allowance for the German net operating loss were removed from the components of deferred taxes with no effect to the Company's overall tax provision for 2010.

As of December 31, 2012, the Company had U.S. federal and state capital loss carryforwards of $1.9 million, of which $1.1 million expires in 2014, and $0.8 million expires in 2016.

The following table provides a summary of the changes in the deferred tax valuation allowance for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Deferred tax valuation allowance at January 1	$ 3,077	$2,676	$11,672
Additions	11	508	440
Deductions	(1,066)	(85)	(9,405)
Translation adjustments	64	(22)	(31)
Deferred tax valuation allowance at December 31	$ 2,086	$3,077	$ 2,676

During the years ended December 31, 2012, 2011 and 2010, the Company recognized approximately ($0.3) million, $0.5 million and $1.8 million, respectively, of net tax benefits (deficiencies) from tax deductions in excess of (or less than) book deductions resulting from employee stock option exercises. The net tax benefits (deficiencies) were recorded as an increase (decrease) to additional paid-in-capital. Excess tax benefits from share-based payments are recognized in the year that the deduction reduces the amount of cash payable for taxes.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $5.2 million as of December 31, 2012. The Company has not provided any additional federal or state income taxes or foreign withholding taxes on the undistributed earnings as such earnings have been indefinitely reinvested in the business. Due to the various methods by which such earnings could be repatriated in the future, the amount of taxes attributable to the undistributed earnings is not practicably determinable.

The Company utilizes a two-step process for the measurement of uncertain tax positions that have been taken or are expected to be taken on a tax return. The first step is a determination of whether the tax position should be recognized in the financial statements. The second step determines the measurement of the tax position. A reconciliation of the beginning and ending amount of unrecognized tax benefits is summarized as follows for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Unrecognized tax benefits at January 1	$1,269	$1,222	$ 919
Additions for tax positions of prior years	112	107	410
Reductions for tax positions of prior years	(37)	—	—
Additions for tax positions of current year	1,271	17	77
Settlements	(582)	—	—
Lapse of statute of limitations	(360)	(77)	(184)
Translation adjustments	(2)	—	—
Unrecognized tax benefits at December 31	$1,671	$1,269	$1,222

As of December 31, 2012, the total amount of unrecognized tax benefits totaled approximately $1.7 million, all of which if recognized, would decrease our effective tax rate in a future period. It is not expected that a significant amount of unrecognized tax benefits would be recognized within the next 12 months.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense and such amounts were not material in the years ended December 31, 2012, 2011 and 2010. At December 31, 2012 and 2011, the Company had approximately $0.1 million and $0.2 million of accrued interest and penalties related to uncertain tax positions, respectively.

The Company files income tax returns in the U.S. and in foreign jurisdictions. Generally, the Company is no longer subject to U.S., state, local and foreign income tax examinations by tax authorities in its major jurisdictions for years before 2005, except to the extent of net operating loss and tax credit carryforwards from those years. Major taxing jurisdictions include the U.S., the Netherlands, the United Kingdom, Germany and Switzerland.

(7) Commitments

As of December 31, 2012, Forrester had future contractual obligations as follows for operating leases (in thousands):

2013	$ 11,023
2014	10,158
2015	9,600
2016	9,104
2017	8,727
Thereafter	67,798
Total minimum lease payments	$116,410

Aggregate rent expenses, net of sublease income, were approximately $14.4 million, $15.3 million and $10.6 million for the years ended December 31, 2012, 2011, and 2010, respectively.

(8) Stockholders' Equity

Preferred Stock

Forrester has authorized 500,000 shares of $.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences and the number of shares constituting any series or designation of such series.

Treasury Stock

Through December 31, 2012, Forrester's Board of Directors has authorized an aggregate $310.0 million, including $50.0 million approved in October 2012 and $60.0 million approved in October 2010, to purchase common stock under the stock repurchase program. The shares repurchased may be used, among other things, in connection with Forrester's equity incentive and purchase plans. As of December 31, 2012, Forrester had repurchased approximately 9.2 million shares of common stock at an aggregate cost of $210.8 million.

Dividends

During the year ended December 31, 2012, the Company declared and paid four quarterly dividends of $0.14 per share each quarter, amounting to $0.56 per share or $12.6 million for the year. In December 2010 the Company paid a special cash dividend of $68.4 million, which represented a payment of $3.00 per share to common stockholders.

Equity Plans

Forrester maintains the following four equity incentive plans: the Amended and Restated 2006 Equity Incentive Plan (the "2006 Plan"), the Amended and Restated 1996 Equity Incentive Plan (the "1996 Plan"), the 2006 Stock Option Plan for Directors', as amended (the "2006 Directors' Plan") and the 1996 Stock Option Plan for Non-Employee Directors (the "1996 Directors' Plan"). Upon approval of the 2006 Plan and the 2006 Directors' Plan by stockholders, no future awards under the 1996 Plan and 1996 Directors Plan could be granted or issued. In addition, upon approval of an amendment to the 2006 Plan by stockholders in 2012, no future awards under the 2006 Directors' Plan could be granted or issued.

The 2006 Plan provides for the issuance of stock-based awards, including incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), and restricted stock units ("RSUs") to purchase up to 4,350,000 shares authorized in the 2006 Plan plus up to 2,500,000 shares returned from the 1996 Plan and 80,000 shares returned from the 2006 Directors' Plan. Under the terms of the 2006 Plan, ISOs may not be granted at less than fair market value on the date of grant (and in no event less than par value). Options generally vest annually over two to four years and expire after 10 years and RSUs generally vest over three to four years, in each case sometimes subject to performance conditions in addition to the passage of time. Options and RSUs granted under the 2006 Plan immediately vest upon certain events, as described in the 2006 Plan. As of December 31, 2012, approximately 2.5 million shares were available for future grant of awards under the 2006 Plan.

The 1996 Plan provided for the issuance of stock-based awards, including ISOs and NSOs, to purchase up to 13,500,000 shares of common stock. Under the terms of the 1996 Plan, ISOs were not granted at less than fair market value on the date of grant (and in no event less than par value). ISO grants to holders of 10% of the combined voting power of all classes of Forrester stock were required to be granted at an exercise price not less than 110% of the fair market value at the date of grant. Options generally vested ratably over two to four years and expire after 10 years and were sometimes subject to performance conditions in addition to the passage of time. At December 31, 2012, approximately 0.1 million options remain outstanding and are fully vested under the 1996 Plan.

The 2006 Directors' Plan provided for the issuance of options to purchase up to 450,000 shares of common stock. Prior to the 2012 annual stockholders meeting, each non-employee director was entitled to receive an option to purchase 6,000 shares of common stock, at an exercise price equal to the fair market value of the common stock upon his or her election as a director. These options vest in four equal annual installments, with the first installment vested on the date of grant. In addition, prior to the 2010 annual stockholder meeting, each non-employee director was entitled to receive an option to purchase 12,500 shares of common stock, at an exercise price equal to the fair market value of the common stock on the grant date, each year immediately following Forrester's annual stockholders' meeting, and commencing with the 2010 annual stockholders meeting, non-employee directors were entitled to receive an option to purchase 12,000 shares immediately following the meeting. These options vest in four equal installments on the first, second, third, and fourth anniversaries of the date of grant. Options granted under the 2006 Directors' Plan immediately vest upon certain events, as described in the 2006 Directors' Plan. As of December 31, 2012, approximately 0.3 million options remain outstanding under the 2006 Directors Plan.

Options issued under the 1996 Directors' Plan were granted at an exercise price equal to the fair market value of the common stock at the time of grant, each year immediately following Forrester's annual stockholders' meeting. These options vested in four equal installments on the first, second, third, and fourth anniversaries of the date of grant. At December 31, 2012, approximately 0.1 million options remain outstanding and are fully vested under the 1996 Directors Plan.

Stock Options

Stock option activity for the year ended December 31, 2012 is presented below (in thousands, except per share data and contractual term):

	Number of Shares	Weighted - Average Exercise Price Per Share	Weighted - Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	2,130	$27.46		
Granted	422	33.25		
Exercised	(435)	24.47		
Forfeited	(181)	31.44		
Outstanding at December 31, 2012	1,936	$29.03	6.37	$2,319
Vested and expected to vest at December 31, 2012	1,859	$28.86	6.27	$2,316
Exercisable at December 31, 2012	1,096	$26.48	4.73	$2,151

The total intrinsic value of options exercised during 2012, 2011 and 2010 was $3.5 million, $4.1 million and $11.6 million, respectively.

On April 1, 2008, the Company issued to its employees options to purchase 370,000 shares of common stock. These options were subject to performance criteria and would vest only if certain operating profit targets related to full year 2008 performance were achieved. The vesting of these options was over 24, 36 or 48 months, or the options could be forfeited, depending on the actual operating profit achieved for 2008. During 2008, operating performance was expected to result in the options vesting over 48 months and expense was recognized assuming that vesting period. The actual operating profit targets for 2008 resulted in accelerated vesting of the options over 24 months and the compensation expense associated with the accelerated vesting was recognized on a prospective basis through the remainder of the vesting period. The expense related to these options was recognized on a graded basis.

Restricted Stock Units

Restricted stock units ("RSUs") represent the right to receive one share of Forrester common stock when the restrictions lapse and the vesting conditions are met, and are valued on the date of grant based upon the value of the Company's stock on the date of grant. Shares of Forrester's common stock will be delivered to the grantee upon vesting, subject to a reduction of shares for payment of withholding taxes. The weighted average grant date fair value for RSUs granted in 2012, 2011 and 2010 was $33.88, $33.15 and $29.77, respectively. The value of RSUs vested and converted to common stock, based on the value of Forrester's common stock on the date of vesting, was $1.6 million and $0.4 million during 2012 and 2011, respectively. No RSUs vested during 2010.

In 2009, the Company issued to its employees 95,496 performance-based RSUs. The vesting of the RSUs was subject to performance criteria and would vest at 100% or 40% on April 1, 2012, or the RSUs could be forfeited, depending on whether specified revenue growth and certain operating margin targets related to full year 2011 performance were achieved. Based on 2011 financial performance, 40% of the then outstanding RSUs vested on April 1, 2012. Compensation expense in 2010 and 2009 was recognized based on an estimate of 100% vesting of the RSUs and in 2011 the Company modified it assessment of vesting to the 40% level.

In 2010, the Company issued to its employees approximately 63,000 performance-based RSUs. The vesting of the RSUs was subject to performance criteria and would vest at 100% or 40% on April 1, 2013, or the RSUs could be forfeited, depending on whether specified revenue growth and certain operating margin targets related to full year 2012 performance were achieved. Based on 2012 financial performance the RSUs will be forfeited as of April 1, 2013. Compensation expense in 2010 was recognized based on an estimate of 100% vesting of the RSUs and in 2011 the Company modified its assessment of vesting to a zero percent level.

In 2011, the Company issued to its employees approximately 71,000 performance-based RSUs. The vesting of the RSUs is subject to performance criteria and will vest at 100% or 40% on April 1, 2014, or the RSUs could be forfeited, depending on whether specified revenue growth and certain operating margin targets related to full year 2013 performance are achieved. Compensation expense was not recognized in 2012 and 2011 based on an estimate of zero percent vesting of the RSUs.

RSU activity for the year ended December 31, 2012 is presented below (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2011	267	$29.93
Granted	179	33.88
Vested or settled	(49)	27.60
Forfeited	(96)	28.90
Unvested at December 31, 2012	301	$32.98

Employee Stock Purchase Plan

The Amended and Restated Employee Stock Purchase Plan (the "Stock Purchase Plan") provides for the issuance of up to 1.5 million shares of common stock and as of December 31, 2012 approximately 0.4 million shares remain available for issuance. With certain limited exceptions, all employees of Forrester whose customary employment is more than 20 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. Purchase periods under the Stock Purchase Plan are generally six months in length and commence on each successive March 1 and September 1. Stock purchased under the Stock Purchase Plan is required to be held for one-year before it is able to be sold. During each purchase period the maximum number of shares of common stock that may be purchased by an employee is limited to the number of shares equal to $12,500 divided by the fair market value of a share of common stock on the first day of the purchase period. An employee may elect to have up to 10% deducted from his or her compensation for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of: a) 85% of the closing price of the common stock on the day that the purchase period commences, or b) 85% of the closing price of the common stock on the day that the purchase period terminates.

Prior to 2012 purchase periods commenced on each successive January 1 and July 1. Shares purchased by employees under the Stock Purchase Plan are as follows (in thousands, except per share data):

Purchase Period Ended	Shares Purchased	Purchase Price
August 31, 2012	23	$24.88
June 30, 2011	51	$28.02
December 31, 2011	50	$28.08
June 30, 2010	45	$22.67
December 31, 2010	44	$26.44

(9) Employee Pension Plans

Forrester sponsors several defined contribution plans for eligible employees. Generally, the defined contribution plans have funding provisions which, in certain situations, require contributions based upon formulas relating to employee wages or the level of elective participant contributions, as well as allow for additional discretionary contributions. Further, certain plans contain vesting provisions. Forrester's contributions to these plans totaled approximately $3.2 million, $3.0 million and $2.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(10) Reorganization

In the first quarter of 2012 the Company realigned its sales force to simplify the selling process to its customers and to increase the productivity of the sales organization. The Company incurred approximately $0.4 million of severance costs in the fourth quarter of 2011 for three sales employees located outside of the U.S. based on statutory termination benefits in their country of employment and the fact that termination was considered probable at December 31, 2011. The Company incurred an additional $1.4 million of severance and related costs in 2012 for the termination of 17 additional employees related to the sales reorganization and other cost reduction initiatives.

During the fourth quarter of 2009 the Company incurred $2.3 million of costs related to facility consolidations, consisting of approximately $1.4 million for future lease payments through September 2011 and $0.9 million for the write-off of leasehold improvements.

The activity related to the reorganization accrual during the years ended December 31, 2012 and 2011 is as follows (in thousands):

	Workforce Reduction	Facility Consolidation	Total
Accrual at December 31, 2010	$ —	$ 446	$ 446
Additions	375	—	375
Cash payments	—	(446)	(446)
Accrual at December 31, 2011	375	—	375
Additions	1,421	—	1,421
Cash payments	(1,782)	—	(1,782)
Accrual at December 31, 2012	$ 14	$ —	$ 14

(11) Operating Segment and Enterprise Wide Reporting

Forrester is organized into two client groups with each client group responsible for writing relevant research for the roles within the client organization on a worldwide basis. The two client groups, which are considered operating segments, are: Business Technology ("BT") and Marketing and Strategy ("M&S"). In addition, the Company's Events segment supports both client groups. Each client group generates revenues through sales of research, advisory and other service offerings targeted at specific roles within their targeted clients. Each client group consists of research personnel focused primarily on issues relevant to particular roles and to the day-to-day responsibilities of persons within the roles. Amounts included in the Events segment relate to the operations of the events production department. Revenue reported in the Events segment consists primarily of sponsorships and event tickets to Forrester events.

Forrester evaluates reportable segment performance and allocates resources based on direct margin. Direct margin, as presented below, is defined as operating income excluding sales expenses, certain marketing and fulfillment expenses, stock-based compensation expense, general and administrative expenses, depreciation expense, amortization of intangible assets and reorganization costs. In the second quarter of 2012 the Company modified its management structure by consolidating its former Technology Industry client group segment into its two remaining client groups: BT and M&S. In addition, in the first quarter of 2012, the Company modified its calculation of segment direct margin to exclude certain marketing costs and Springboard Research integration costs and to include certain business development costs. Accordingly, the 2011 and 2010 amounts have been reclassified to conform to the current presentation. The accounting policies used by the segments are the same as those used in the consolidated financial statements.

Forrester does not identify or allocate assets, including capital expenditures, by operating segment. Accordingly, assets are not being reported by segment because the information is not available by segment and is not reviewed in the evaluation of performance or making decisions in the allocation of resources.

The following tables present information about reportable segments (in thousands).

	BT	M&S	Events	Consolidated
Year ended December 31, 2012				
Revenue	$159,216	$120,885	$12,829	$ 292,930
Direct margin	105,288	82,225	3,941	191,454
Selling, marketing, administrative and other expenses				(156,929)
Amortization of intangible assets				(2,445)
Reorganization costs				(1,421)
Other income and gains/losses on investments				851
Income before income taxes				$ 31,510

	BT	M&S	Events	Consolidated
Year ended December 31, 2011				
Revenue	$154,777	$115,666	$13,173	$ 283,616
Direct margin	103,616	77,510	5,765	186,891
Selling, marketing, administrative and other expenses				(146,957)
Amortization of intangible assets				(2,562)
Reorganization costs				(375)
Other income and gains/losses on investments				1,648
Income before income taxes				$ 38,645

	BT	M&S	Events	Consolidated
Year ended December 31, 2010				
Revenue	$143,992	$95,534	$11,200	$ 250,726
Direct margin	97,699	63,002	4,753	165,454
Selling, marketing, administrative and other expenses				(131,084)
Amortization of intangible assets				(3,620)
Other income and gains/losses on investments				3,550
Income before income taxes				$ 34,300

Net long-lived tangible assets by location as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
United States	$41,928	$46,928
United Kingdom	2,626	2,997
Europe (excluding United Kingdom)	313	521
Other	1,263	2
	$46,130	$50,448

Net revenues by geographic destination and as a percentage of total revenues for the years ended December 31, 2012, 2011, and 2010 are as follows (in thousands):

	2012	2011	2010
United States	$211,110	$198,456	$180,065
Europe (excluding United Kingdom)	33,146	37,205	31,188
United Kingdom	16,555	17,870	15,285
Canada	16,742	16,056	13,724
Other	15,377	14,029	10,464
	$292,930	$283,616	$250,726

	2012	2011	2010
United States	72%	70%	72%
Europe (excluding United Kingdom)	11%	13%	12%
United Kingdom	6%	6%	6%
Canada	6%	6%	6%
Other	5%	5%	4%
	100%	100%	100%

(12) Certain Balance Sheet Accounts

Property and Equipment:

Property and equipment as of December 31, 2012 and 2011 is recorded at cost less accumulated depreciation and consists of the following (in thousands):

	2012	2011
Computers and equipment	$17,614	$19,965
Computer software	22,242	19,685
Furniture and fixtures	8,561	8,566
Leasehold improvements	25,640	26,279
Total property and equipment	74,057	74,495
Less accumulated depreciation and amortization	27,757	24,047
	$46,300	$50,448

Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Payroll and related benefits	$16,293	$16,166
Taxes	3,714	4,742
Other	10,071	9,245
	$30,078	$30,153

Non-current Liabilities

Non-current liabilities as of December 31, 2012 and 2011 consist of the following (in thousands):

	2012	2011
Deferred tax liability	$ 361	$ 8,646
Deferred rent	6,936	6,671
Other	2,136	2,263
	$9,433	$17,580

Allowance for Doubtful Accounts:

A roll-forward of the allowance for doubtful accounts as of and for the years ended December 31, 2012, 2011, and 2010 is as follows (in thousands):

	2012	2011	2010
Balance, beginning of year	$ 326	$ 407	$ 406
Provision for doubtful accounts	708	233	212
Write-offs	(630)	(314)	(211)
Balance, end of year	$ 404	$ 326	$ 407

(13) Summary Selected Quarterly Financial Data (unaudited)

The following is a summary of selected unaudited consolidated quarterly financial data for the years ended December 31, 2012 and 2011 (in thousands, except per share data):

	Three Months Ended			
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Total revenues	$70,260	$79,093	$68,511	$75,066
Income from operations	$ 4,628	$11,461	$ 7,177	$ 7,393
Net income	$ 3,181	$ 7,769	$10,373	$ 4,251
Basic income per common share	$ 0.14	$ 0.34	$ 0.46	$ 0.19
Diluted income per common share	$ 0.14	$ 0.34	$ 0.45	$ 0.19

The Company recognized a $5.5 million deferred income tax benefit during the three months ended September 30, 2012 resulting from the settlement of a tax audit at the Company's German subsidiary. During the three months ended September 30, 2012 and December 31, 2012, the Company recorded $0.6 million ($0.4 million after tax) and $0.2 million ($0.1 million after tax), respectively, of investment losses that relate to prior year periods.

	Three Months Ended			
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Total revenues	$65,742	$73,450	$69,774	$74,650
Income from operations	$ 4,198	$ 9,616	$ 9,749	$13,434
Net income	$ 2,911	$ 5,470	$ 5,732	$ 8,897
Basic income per common share	$ 0.13	$ 0.24	$ 0.25	$ 0.39
Diluted income per common share	$ 0.13	$ 0.24	$ 0.25	$ 0.38

The Company recognized a credit to expense of $0.8 million and $1.1 million during the three months ended June 30, 2011 and December 31, 2011, respectively, resulting from changes in estimates for the amount of performance-based restricted stock units that would vest.

(14) Subsequent Event

In February 2013 the Company announced a reduction of approximately 30 jobs or 2.5% of its workforce worldwide to streamline its operations. The Company anticipates incurring approximately $1.5 million to $1.8 million of severance and related benefit costs in the first quarter of 2013 related to the reduction.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2012 because of the material weakness in our internal control over financial reporting described below.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). Internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect material misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making its assessment, management used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Based on its assessment, management identified the following control deficiency as of December 31, 2012 that constituted a material weakness:

We did not maintain effective controls over revenue related to our advisory services and consulting projects. Specifically, we did not design and operate effective controls to evidence that our advisory services and consulting projects were monitored for services performed in support of the revenue recognized. Although the deficiency did not result in the identification of a material misstatement during 2012, this deficiency could have resulted in a misstatement to the Company's annual or interim consolidated financial statements that would be material and would not be prevented or detected. Accordingly, management has determined that the deficiency described above constitutes a material weakness and that our internal control over financial reporting was not effective as of December 31, 2012.

Plans for Remediation of Material Weakness

Our management has taken immediate action to begin remediating the material weakness identified. While certain remedial actions have been completed, we continue to actively plan for and implement additional control procedures. These remedial efforts, outlined below, are intended to address the identified material weakness and to enhance our overall control environment.

1. Consulting Project Scoping: During the scoping phase of each project, we will ensure that evidence is maintained of the review and approval of the allocation of the project revenue to the services to be delivered to the client.
2. Advisory Services and Consulting Project Performance: Beginning in March 2013, our project managers will more closely monitor the performance of each advisory service and consulting project and will maintain evidence of their review and approval of the services performed.
3. Training: We will ensure that we conduct proper training so that the remedial actions identified above are understood and followed.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, which appears on page F-1 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting in the quarter ended December 31, 2012 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. *Other Information*

On March 14, 2013, the Board amended the Company's by-laws effective March 18, 2013. Sections 1.10 and 1.11 were amended to (i) change the period during which a stockholder must give advance notice to the Secretary of the Company in order to nominate an individual for election as a director of the Company or propose other business to be presented at the annual meeting to not less than 90 nor more than 120 days prior to the anniversary date of the preceding annual meeting and (ii) specify additional information that must be included by the stockholder in such advance notice. The by-laws were also amended to include additional provisions with respect to conduct of stockholders meetings and non-substantive conforming changes. This description of the Company's Amended and Restated By-laws does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated By-laws which are attached as Exhibit 3.3 to this Annual Report on Form 10-K.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

Executive Officers

The following table sets forth information about our executive officers as of March 1, 2013.

Name	Age	Position
George F. Colony	59	Chairman of the Board, Chief Executive Officer
Ellen Daley	46	Managing Director, Business Technology Client Group
Michael A. Doyle	57	Chief Financial Officer and Treasurer
Gail S. Mann, Esq.	61	Chief Legal Officer and Secretary
Michael Morhardt	49	Chief Sales Officer
Steven Peltzman	44	Chief Business Technology Officer
Thomas Pohlmann	46	Chief Marketing and Strategy Officer
Dennis van Lingen	48	Managing Director, Marketing & Strategy Client Group; Chief EMEA (Europe, Middle East, and Africa) Officer

George F. Colony, Forrester's founder, has served as Chairman of the Board of Directors and Chief Executive Officer since the Company's inception in July 1983, and as President since September 2001 and from 1983-2000.

Ellen Daley became Managing Director of our Business Technology Client Group in April 2012. Previously she was Managing Director of our Technology Industry Client Group since November 2011 and a Practice Leader from January 2010 to November 2011. Ms. Daley joined Forrester in 2005 as a Principal Analyst. Before joining Forrester, Ms. Daley was Vice President and on the executive team at ArcStream Solutions, a wireless consulting and systems integration firm. Prior to that, she was at Deloitte Consulting for four years.

Michael A. Doyle began serving as the Company's Chief Financial Officer and Treasurer in September 2007. Prior to joining the Company, Mr. Doyle was Chief Financial Officer of Easylink Services Corporation, a publicly traded telecommunications messaging provider, since 2004. Prior to joining Easylink, Mr. Doyle was the Chief Financial Officer for North America of Dun & Bradstreet Corporation from 2002 to 2004, and from 1997 to 2002, he held various senior financial and marketing positions with Cendant Corporation.

Gail S. Mann, Esq. became Forrester's Chief Legal Officer and Secretary in February 2004. Ms. Mann previously was of counsel to the law firm of Morse, Barnes-Brown & Pendleton, P.C. from 2002 until joining Forrester. Prior to 2002 Ms. Mann was Vice President and Associate General Counsel of Harcourt General, Inc., a global multimedia publishing company, and its affiliate, The Neiman Marcus Group, a high-end specialty retailer, from 1999-2001, and Vice President and Assistant General Counsel of Digital Equipment Corporation from 1994 to 1998.

Michael Morhardt became Chief Sales Officer in November 2012. From 2010 until joining our Company, he was Managing Director-Sales at Gerson Lehman Group, and previously he served in various sales leadership roles at Gartner, Inc., most recently as Vice President responsible for Americas Field Sales.

Steven Peltzman joined Forrester as its Chief Business Technology Officer in September 2011. From 2001 to 2011, Mr. Peltzman was the Chief Information Officer of the Museum of Modern Art in New York City. Prior to that, Mr. Peltzman served as the chief technology officer at MarketMedical.com and as the vice president of technology at Earthweb and was an officer in the United States Air Force.

Thomas Pohlmann became Forrester's Chief Marketing and Strategy Officer in April 2012. Previously he served as Managing Director of our Business Technology Client Group (formerly the Information Technology Client Group) from December 2010 to April 2012. During 2010, Mr. Pohlmann served as Vice President in charge of researching and designing business requirements for a new client-facing website for the Company, and previously was Vice President of IT Research from 2007 to 2009, and a Research Director from 2004 to 2006. Mr. Pohlmann joined Forrester in 2000.

Dennis van Lingen became Managing Director of our Marketing and Strategy Client Group in January 2007. Mr. Van Lingen also serves as Forrester's Chief Europe, Middle East, and Africa (EMEA) Officer. He was formerly President of EMEA from May 2006 to December 2006 and Vice President of Marketing for the Americas from January 2004 to May 2006. Mr. Van Lingen joined Forrester in 2000 as Director of Marketing for Europe. Before joining Forrester, Mr. Van Lingen worked as a senior manager in the marketing and public relations divisions of Nissan Europe for 10 years.

Our Code of Business Conduct and Ethics covers all employees, officers and directors, including our principal executive, financial and accounting officers. A copy of our Code of Business Conduct and Ethics can be found on our web site, *www.forrester.com.*

We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Company's Code of Business Conduct and Ethics, that relates to a substantive amendment or material departure from a provision of the Code, by posting such information on our Internet website at *www.forrester.com* . We also intend to satisfy the disclosure requirements of the Nasdaq Stock Market regarding waivers of the Code of Business Conduct and Ethics by posting such information on our Internet website at *www.forrester.com.*

The remainder of the response to this item is contained in our Proxy Statement for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement") under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", all of which is incorporated herein by reference.

Item 11. ***Executive Compensation***

The response to this item is contained in the 2013 Proxy Statement under the captions "Directors' Compensation" and "Executive Compensation" and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The response to this item is contained in the 2013 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

The following table summarizes, as of December 31, 2012, the number of options issued under our equity incentive plans and the number of shares available for future issuance under these plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(1)
Equity compensation plans approved by stockholders . . .	2,237,142(1)	$29.03	2,826,959(2)
Equity compensation plans not approved by stockholders . . .	N/A	N/A	N/A
Total	2,237,142	$29.03	2,826,959

(1) Includes 301,033 restricted stock units that are not included in the calculation of the weighted average exercise price.

(2) Includes, as of December 31, 2012, 2,456,572 shares available for issuance under our Amended and Restated 2006 Equity Incentive Plan and 370,387 shares that are available for issuance under our Amended and Restated Employee Stock Purchase Plan.

The shares available under our Amended and Restated 2006 Equity Incentive Plan are available to be awarded as restricted or unrestricted stock or stock units.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The response to this item is contained in the Company's 2013 Proxy Statement under the captions "Information with Respect to Board of Directors", "Certain Relationships and Related Transactions", and "Related Person Transactions" and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The response to this item is contained in the Company's 2013 Proxy Statement under the caption "Independent Auditors' Fees and Other Matters" and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

a. Financial Statements. See Index on page 30.

b. Financial Statement Schedules. None.

c. Exhibits. A complete listing of exhibits required is given in the Exhibit Index that precedes the exhibits filed with this report on page 36 hereof.

EXHIBIT INDEX

Exhibit No.	Description
2.1(1)	Agreement and Plan of Merger dated as of January 20, 2003 between Forrester Research, Inc., Whitcomb Acquisition Corp. and Giga Information Group, Inc.
3.1(2)	Restated Certificate of Incorporation of Forrester Research, Inc.
3.2(3)	Certificate of Amendment of the Certificate of Incorporation of Forrester Research, Inc.
3.3(15)	Amended and Restated By-Laws of Forrester Research, Inc.
4(2)	Specimen Certificate for Shares of Common Stock, $.01 par value, of Forrester Research, Inc.
10.1+(16)	Registration Rights and Non-Competition Agreement
10.2+(5)	1996 Amended and Restated Equity Incentive Plan, as amended
10.3+(24)	Amended and Restated Employee Stock Purchase Plan
10.4+(6)	1996 Amended and Restated Stock Option Plan for Non-Employee Directors
10.5+(26)	Amended and Restated 2006 Equity Incentive Plan
10.6+(19)	Stock Option Plan for Directors, as amended
10.7+(8)	Form of Stock Option Certificate (1996 Amended and Restated Equity Incentive Plan)
10.8+(9)	Form of Performance-Based Option Certificate (1996 Amended and Restated Equity Incentive Plan)
10.9+(10)	Form of Director's Option Certificate (1996 Amended and Restated Stock Option Plan for Non-Employee Directors)
10.10+(11)	Form of Incentive Stock Option Certificate (2006 Equity Incentive Plan)
10.11+(11)	Form of Non-Qualified Stock Option Certificate (2006 Equity Incentive Plan)
10.12+(12)	Form of Performance-Based Option Certificate (2006 Equity Incentive Plan)
10.13+(17)	Form of Performance-Based Restricted Stock Unit Award Agreement (2006 Equity Incentive Plan)
10.14+(12)	Form of Director's Option Certificate (2006 Stock Option Plan for Directors)
10.15(15)	Form of Restricted Stock Unit Award Agreement (Amended and Restated 2006 Equity Incentive Plan)
10.16+(13)	Form of Restricted Stock Unit Award Agreement for Directors (Amended and Restated 2006 Equity Incentive Plan)
10.17+(18)	Executive Cash Incentive Plan
10.18+(12)	Employment Offer Letter from Company to Michael A. Doyle dated July 24, 2007
10.19(14)	Employment Agreement between Forrester Research B.V. and Dennis Van Lingen dated as of June 20, 2000, and Addendum thereto dated May 21, 2001
10.20+(22)	Employee Retention Plan
10.21+(23)	Amendment to Employee Retention Plan
10.22+(15)	Separation Agreement between the Company and Charles Rutstein effective November 24, 2012.
10.23+(25)	Separation Agreement between the Company and Greg Nelson effective September 13, 2012.
10.24(20)	Lease of Premises at Cambridge Discovery Park, Cambridge, Massachusetts dated as of September 29, 2009 from BHX, LLC, as Trustee of Acorn Park I Realty Trust to the Company

Exhibit No.	Description
10.25(21)	First Amendment of Lease dated as of December 21, 2009 by 200 Discovery Park, LLC, successor to BHX, LLC, as Trustee of Acorn Park I Realty Trust, and the Company
10.26(20)	Agreement Regarding Project Rights dated as of September 29, 2009, by BHX, LLC, a Massachusetts limited liability company, as Trustee of Acorn Park I Realty Trust, a Massachusetts nominee trust, and the Company
10.27(24)	Second Amendment of Lease dated as of February 8, 2012 by 200 Discovery Park, LLC and the Company
21(15)	Subsidiaries of the Registrant
23.1(15)	Consent of PricewaterhouseCoopers LLP
31.1(15)	Certification of the Principal Executive Officer
31.2(15)	Certification of the Principal Financial Officer
32.1(15)	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2(15)	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document. (furnished herewith)
101.SCH*	XBRL Taxonomy Extension Schema. (furnished herewith)
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase. (furnished herewith)
101.LAB*	XBRL Taxonomy Extension Label Linkbase. (furnished herewith)
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase. (furnished herewith)
101.DEF*	XBRL Taxonomy Extension Definition Linkbase. (furnished herewith)

+ Denotes management contract or compensation arrangements.

* Pursuant to Rule 406T of Regulation S-T, these interactive date files shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

(1) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on January 22, 2003 (File No. 000-21433) and incorporated herein by reference.

(2) Filed as an Exhibit to Forrester's Registration Statement on Form S-1A filed on November 5, 1996 (File No. 333-12761) and incorporated by reference herein.

(3) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-21433) and incorporated by reference herein.

(4) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on February 4, 2010 (File No. 000-21433) and incorporated herein by reference.

(5) Filed as an Exhibit to Forrester's Annual Report on 10-K for the year ended December 31, 2004 (File No. 000-21433) and incorporated herein by reference.

(6) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002 (File No. 000-21433) and incorporated herein by reference.

(7) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and incorporated herein by reference.

(8) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 000-21433) and incorporated herein by reference.

(9) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 000-21433) and incorporated herein by reference.

(10) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (File No. 000-21433) and incorporated herein by reference.

(11) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-21433) and incorporated herein by reference.

(12) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 000-21433) and incorporated herein by reference.

(13) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (File No. 000-21433) and incorporated herein by reference.

(14) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (File No. 000-21433) and incorporated herein by reference.

(15) Filed herewith.

(16) Filed as an Exhibit to Forrester's Registration Statement on Form S-1 filed on September 26, 1996 (File No. 333-12761) and incorporated herein by reference.

(17) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (File No. 000-21433) and incorporated herein by reference.

(18) Filed as an Exhibit to Forrester's Current Report on Form 8-K filed on February 17, 2010 (File No. 000-21433) and incorporated herein by reference.

(19) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (File No 000-21433) and incorporated herein by reference.

(20) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (File No. 000-21433) and incorporated herein by reference.

(21) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 000-21433) and incorporated herein by reference.

(22) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 000-21433) and incorporated herein by reference.

(23) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 000-21433) and incorporated herein by reference.

(24) Filed as an Exhibit to Forrester's Annual Report on Form 10-K for the year ended December 31, 2011 (File No. 000-21433) and incorporated herein by reference.

(25) Filed as an Exhibit to Forrester's Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (File No. 000-21433) and incorporated herein by reference.

(26) Filed as an Exhibit to Forrester's Proxy Statement on Schedule 14A filed March 26, 2012 (File No. 000-21433) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORRESTER RESEARCH, INC.

By: /s/ GEORGE F. COLONY

George F. Colony

Chairman of the Board and Chief Executive Officer

Date: March 18, 2013

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Capacity In Which Signed	Date
/s/ GEORGE F. COLONY George F. Colony	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 18, 2013
/s/ MICHAEL A. DOYLE Michael A. Doyle	Chief Financial Officer (Principal Financial Officer)	March 18, 2013
/s/ SCOTT R. CHOUINARD Scott R. Chouinard	Chief Accounting Officer (Principal Accounting Officer)	March 18, 2013
/s/ HENK W. BROEDERS Henk W. Broeders	Member of the Board of Directors	March 18, 2013
/s/ ROBERT M. GALFORD Robert M. Galford	Member of the Board of Directors	March 18, 2013
/s/ GEORGE R. HORNIG George R. Hornig	Member of the Board of Directors	March 18, 2013
/s/ GRETCHEN TEICHGRAEBER Gretchen Teichgraeber	Member of the Board of Directors	March 18, 2013
/s/ MICHAEL H. WELLES Michael H. Welles	Member of the Board of Directors	March 18, 2013

Notice Of 2013 Annual Meeting Of Stockholders And Proxy Statement

Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, Massachusetts 02140

George F. Colony
Chairman of the Board
and Chief Executive Officer

April 1, 2013

To Our Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Forrester Research, Inc., which will be held on Tuesday, May 14, 2013, at the offices of the Company, 60 Acorn Park Drive, Cambridge, Massachusetts at 10:00 a.m. (local time).

On the following pages, you will find the formal notice of the Annual Meeting and our proxy statement. At the Annual Meeting you are being asked to elect two Class II Directors, to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013, and to approve by non-binding vote our executive compensation.

We hope that many of you will be able to attend in person. I look forward to seeing you there.

Sincerely yours,



GEORGE F. COLONY
Chairman of the Board
and Chief Executive Officer

Forrester Research, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 14, 2013

Notice is hereby given that the 2013 Annual Meeting of Stockholders of Forrester Research, Inc. will be held at the offices of the Company, 60 Acorn Park Drive, Cambridge, Massachusetts at 10:00 a.m. (local time) on Tuesday, May 14, 2013 for the following purposes:

1. To elect the two Class II directors named in the accompanying proxy statement to serve until the 2016 Annual Meeting of Stockholders;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm; and
3. To approve by non-binding vote our executive compensation.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Stockholders of record at the close of business on March 28, 2013 are entitled to notice of and to vote at the meeting. A list of stockholders entitled to vote at the meeting will be open to examination by stockholders at the meeting and during normal business hours from May 3, 2013 to the date of the meeting at our offices, located at 60 Acorn Park Drive, Cambridge, Massachusetts 02140.

If you are unable to be present personally, please vote your shares as provided in this proxy statement.

By Order of the Board of Directors

GAIL S. MANN
Secretary

Cambridge, Massachusetts
April 1, 2013

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE PROXY CARD, OR COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.

FORRESTER RESEARCH, INC.

Annual Meeting of Stockholders
May 14, 2013
PROXY STATEMENT

The Board of Directors of Forrester Research, Inc., a Delaware corporation, is soliciting proxies from our stockholders. The proxy will be used at our 2013 Annual Meeting of Stockholders and at any adjournments thereof. You are invited to attend the meeting to be held at 10:00 a.m. (local time) on Tuesday, May 14, 2013 at the offices of the Company, 60 Acorn Park Drive, Cambridge, Massachusetts. This proxy statement was first made available to stockholders on or about April 1, 2013.

This proxy statement contains important information regarding our annual meeting. Specifically, it identifies the proposals upon which you are being asked to vote, provides information that you may find useful in determining how to vote and describes voting procedures.

We use several abbreviations in this proxy statement. We call our Board of Directors the "Board" and refer to our fiscal year which began on January 1, 2012 and ended on December 31, 2012 as "fiscal 2012." We also refer to ourselves as "Forrester" or the "Company."

Who May Attend and Vote?

Stockholders who owned our common stock at the close of business on March 28, 2013 are entitled to notice of and to vote at the annual meeting. We refer to this date in this proxy statement as the "record date." As of the record date, we had 22,357,670 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote on each matter to come before the meeting.

How Do I Vote?

If you are a stockholder of record of our common stock:

1. *You may vote over the internet.* If you have internet access, you may vote your shares from any location in the world by following the Vote by Internet instructions on the enclosed proxy card.
2. *You may vote by telephone.* You may vote your shares by following the "Vote by Telephone" instructions on the enclosed proxy card.
3. *You may vote by mail.* If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.
4. *You may vote in person.* If you attend the meeting, you may deliver your completed proxy card in person or fill out and return a ballot that will be supplied to you at the meeting.

By voting over the internet or by telephone, or by signing and returning the proxy card according to the enclosed instructions, you are enabling the individuals named on the proxy card (known as "proxies") to vote your shares at the meeting in the manner you indicate. We encourage you to vote in advance even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting. Your shares will be voted in accordance with your instructions. If a proxy card is signed and received by our Secretary, but no instructions are indicated, then the proxy will be voted "FOR" the election of the nominees for directors, "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2013, and "FOR" approval of the non-binding vote on our executive compensation.

How Do I Vote if My Shares are Held in Street Name?

If you hold shares in "street name" (that is, through a bank, broker, or other nominee), the bank, broker, or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your brokerage firm provides you. Many brokers also offer the option of voting over the internet or by telephone, instructions for which would be provided by your brokerage firm on your voting instruction form. Please follow the instructions on that form to make sure your shares are properly voted. If you hold shares in "street name" and would like to attend the annual meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of our common stock. In addition, if you wish to vote your shares in person, you must contact the person in whose name your shares are registered and obtain a proxy card from that person and bring it to the annual meeting.

What Does the Board of Directors Recommend?

The Board recommends that you vote FOR the election of nominees for Class II directors identified in Proposal One, FOR ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm as described in Proposal Two, and FOR approval by non-binding vote of our executive compensation as provided in Proposal Three.

If you are a record holder and submit the proxy card but do not indicate your voting instructions, the persons named as proxies on your proxy card will vote in accordance with the recommendations of the Board of Directors. If you hold your shares in "street name", and you do not indicate how you wish to have your shares voted, your nominee has discretion to instruct the proxies to vote on Proposal Two but does not have the authority, without your specific instructions, to vote on the election of directors or on Proposal Three, and those votes will be counted as "broker non-votes".

What Vote is Required for Each Proposal?

A majority of the shares entitled to vote on a particular matter, present in person or represented by proxy, constitutes a quorum as to any proposal. The nominees for election of the Class II directors at the meeting (Proposal One) who receive the greatest number of votes properly cast for the election of directors will be elected. As a result, shares that withhold authority as to the nominees recommended by the Board will have no effect on the outcome. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and voting is required to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal Two), and to approve the non-binding vote on our executive compensation (Proposal Three).

Shares represented by proxies that indicate an abstention or a "broker non-vote" (that is, shares represented at the annual meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum, but are not considered to have been voted, and have the practical effect of reducing the number of affirmative votes required to achieve a majority for those matters requiring the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting (Proposals Two and Three) by reducing the total number of shares from which the majority is calculated. However, because directors are elected by a plurality vote, abstentions and broker non-votes will have no effect on the outcome on Proposal One.

May I Change or Revoke My Vote After I Return My Proxy Card or After I Have Voted My Shares over the Internet or by Telephone?

Yes. If you are a stockholder of record, you may change or revoke a proxy any time before it is voted by:

- returning to us a newly signed proxy bearing a later date;
- delivering a written instrument to our Secretary revoking the proxy; or
- attending the annual meeting and voting in person.

If you hold shares in "street name", you should follow the procedure in the instructions that your nominee has provided to you.

Who Will Bear the Cost of Proxy Solicitation?

We will bear the expense of soliciting proxies. Our officers and regular employees (who will receive no compensation in addition to their regular salaries) may solicit proxies. In addition to soliciting proxies through the mail, our officers and regular employees may solicit proxies personally, as well as by mail, telephone, and telegram from brokerage houses and other stockholders. We will reimburse brokers and other persons for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 14, 2013

This proxy statement and our Annual Report to Stockholders are available on-line at www.edocumentview.com/forr. These materials will be mailed to stockholders who request them.

How Can I Obtain an Annual Report on Form 10-K?

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 is available on our website at www.forrester.com. If you would like a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, we will send you one without charge. Please contact Investor Relations, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140, Tel: (617) 613-6000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and notes provide information about the beneficial ownership of our outstanding common stock as of March 15, 2013 (except as otherwise noted) by:

(i) each person who we know beneficially owns more than 5% of our common stock;

(ii) each of the executive officers named below in the Summary Compensation Table;

(iii) each member of our Board of Directors; and

(iv) our directors and executive officers as a group.

Except as otherwise indicated, each of the stockholders named in the table below has sole voting and investment power with respect to the shares of our common stock beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to the shares. Shares subject to exercisable options and vesting restricted stock units include options that are currently exercisable or exercisable within 60 days of March 15, 2013 and shares underlying restricted stock units scheduled to vest within 60 days of March 15, 2013.

	Common Stock Beneficially Owned		
Name of Beneficial Owner	**Shares Beneficially Owned**	**Shares Subject to Exercisable Options and vesting restricted stock units**	**Percentage of Outstanding Shares**
George F. Colony c/o Forrester Research, Inc. 60 Acorn Park Drive, Cambridge, MA 02140(1)	7,934,198	—	35.5%
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210(2)	1,879,465	—	8.4%
P2 Capital Partners, LLC 590 Madison Avenue, 25th Floor New York, NY 10022(3)	1,765,762	—	7.9%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202(4)	1,175,233	—	5.3%
Henk Broeders	900	65,907	*
Robert Galford(5)	17,108	44,032	*
George Hornig	—	28,407	*
Gretchen Teichgraeber	3,500	40,907	*
Michael Welles	9,216	90,907	*
Michael Doyle	3,787	75,000	*
Gail S. Mann	681	42,292	*
Steven Peltzman	—	4,667	*
Charles Rutstein	760	—	*
Dennis van Lingen	800	92,750	*
Directors and executive officers as a group (14 persons)(1)(5)	7,971,110	525,705	37.2%

(1) Includes 1,580 shares held by Mr. Colony's wife, as to which Mr. Colony disclaims beneficial ownership.

(2) Beneficial ownership as of December 31, 2012, as reported in a Schedule 13G filed with the SEC on February 14, 2013, stating that Wellington Management Company, LLP has shared voting power with respect to 1,495,252 shares and shared dispositive power with respect to 1,879,465 shares.

(3) Beneficial ownership as of February 20, 2013, as reported in a Schedule 13D/A filed with the SEC on February 21, 2013, stating that P2 Capital Master Fund I, L.P. has shared voting power and shared dispositive power with respect to 662,825 shares, P2 Capital Master Fund VI, L.P. has shared voting power and shared dispositive power with respect to 1,102,937 shares and P2 Capital Partners, LLC and Claus Moller have shared voting power and shared dispositive power with respect to 1,765,762 shares.

(4) Beneficial ownership as of December 31, 2012, as reported in a Schedule 13G filed with the SEC on February 13, 2013, stating that T. Rowe Price Associates, Inc. has sole voting power with respect to 123,134 shares and sole dispositive power with respect to 1,175,233 shares.

(5) Includes 2,633 shares held in trust for Mr. Galford's adult children, as to which Mr. Galford disclaims beneficial ownership.

* Less than 1%

PROPOSAL ONE:
ELECTION OF DIRECTORS

Our Board of Directors is divided into three classes. The members of each class are elected to serve a three-year term with the term of office of each class ending in successive years. Henk W. Broeders and George R. Hornig are the Class II directors whose terms expire at this annual meeting. The Board of Directors has nominated them to serve as Class II directors until the 2016 annual meeting.

The proxies intend to vote each share for which a proper proxy card has been returned or voting instructions received and not revoked in favor of the Class II directors named above. If you wish to withhold the authority to vote for the election of any of the nominees, your voting instructions must so indicate or your returned proxy card must be marked to that effect.

It is expected that Messrs. Broeders and Hornig will be able to serve, but if either of them is unable to serve, the proxies reserve discretion to vote, or refrain from voting, for a substitute nominee or nominees.

The following section provides information about each nominee, including information provided by each nominee and sitting director about his or her principal occupation and business experience for the past five years and the names of other publicly-traded companies, if any, for which he or she currently serves as a director or has served as a director during the past five years. In addition to the information presented with respect to each nominee's and each sitting director's experience, qualifications and skills that led our Board to conclude that he or she should serve as a director, we also believe that all of our directors, including the two nominees for election at the 2013 annual meeting of stockholders, has demonstrated business acumen and a significant commitment to our company, and has a reputation for integrity and adherence to high ethical standards.

NOMINEES FOR CLASS II DIRECTORS — TERM EXPIRING 2016

Henk W. Broeders, age 60, a Class II director, became a director of Forrester in May 1998. Mr. Broeders has been an independent consultant since February 2013, and previously, from October 2003 until February 2013, Mr. Broeders was a member of the Executive Committee of Cap Gemini S.A., a global management consulting firm headquartered in Paris, France operating under the name CapGemini. From 1998 to 2003, Mr. Broeders served as Chairman of the Executive Board of Cap Gemini N.V., a subsidiary of Cap Gemini S.A. located in the Netherlands. We believe Mr. Broeders' qualifications to serve on our Board of Directors include his many years of operational and management experience in the management consulting business, along with his experience with and perspective on European business as a Dutch national working for a firm headquartered in France.

George R. Hornig, age 58, a Class II director, became a director of Forrester in November 1996. Mr. Hornig is the Senior Managing Director and Chief Operating Officer of PineBridge Investments, an independent investment advisor. From 2006 until November 2010, Mr. Hornig was Managing Director and Co-Chief Operating Officer of Asset Management and the head of Asset Management Americas at Credit Suisse, a global financial services firm, and from 1999-2006, he was the Managing Director and Chief Operating Officer of Alternative Investments at Credit Suisse. We believe Mr. Hornig's qualifications to serve on our Board of Directors include his three decades of finance and management experience in the investment banking and private equity business.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE NOMINEES NAMED ABOVE.

CLASS I DIRECTORS CONTINUING IN OFFICE UNTIL 2014

George F. Colony, age 59, a Class I director, is the founder of Forrester and since 1983, he has served as Chairman of the Board and Chief Executive Officer. He also has served as Forrester's President since September

2001, and he previously was Forrester's President from 1983 to 2000. We believe Mr. Colony's qualifications to serve on our Board of Directors and as its Chairman include his more than thirty years of experience in the research industry, including almost 30 years as our chief executive officer, and his significant ownership stake in the Company.

Michael H. Welles, age 58, a Class I director, became a director of Forrester in November 1996. Mr. Welles is chief operating officer, a founder, and director of S2 Security Corporation, an IP-based facility security systems company. Previously, he served as vice president and general manager of the platforms business with NMS Communications, an OEM infrastructure supplier to the telecom industry from 2000 to 2002. We believe Mr. Welles' qualifications to serve on our Board of Directors include his considerable knowledge of the information technology industry, his experience as the chief operating officer of a company he co-founded, and his many years of general management experience in global technology companies.

CLASS III DIRECTORS CONTINUIING IN OFFICE UNTIL 2015

Robert M. Galford, age 60, a Class III director, became a director of Forrester in November 1996. Since November 2007, Mr. Galford has been the managing partner of the Center for Leading Organizations, an organizational development firm he founded in Concord, Massachusetts. From 2001 to 2007, Mr. Galford was a managing partner of the Center for Executive Development, an executive education provider in Boston, Massachusetts. We believe Mr. Galford's qualifications to serve on our Board of Directors include his many years of organizational development and executive education experience, along with his more recent corporate governance experience as an instructor for the National Association of Corporate Directors.

Gretchen G. Teichgraeber, age 59, a Class III director, became a director of Forrester in December 2005. Ms. Teichgraeber is the chief executive officer of Leadership Directories, Inc., a premier information services company that publishes biographical and contact data on leaders in the private and public sectors. Previously, Ms. Teichgraeber was an independent consultant to digital media companies and various non-profit organizations from 2007 to 2009. From 2000 to 2007, Ms. Teichgraeber was the chief executive officer of Scientific American, Inc., publisher of the science and technology magazine, Scientific American. Prior to joining Scientific American, Ms. Teichgraeber served as general manager, publishing, and vice president, marketing and information services at CMP Media, Inc., a leading provider of technology news and information. We believe Ms. Teichgraeber's qualifications to serve on our Board of Directors include her significant general management and marketing experience in the publishing and information services business, including on-line and print media, as well as the gender diversity she brings to our Board of Directors.

Corporate Governance

We believe that good corporate governance is important to ensure that Forrester is managed for the long-term benefit of its stockholders. Based on our continuing review of the provisions of the Sarbanes-Oxley Act of 2002, rules of the Securities and Exchange Commission and the listing standards of The NASDAQ Stock Market, our Board of Directors has adopted Corporate Governance Guidelines, an amended and restated charter for the Audit Committee of the Board of Directors, and a charter for the Compensation and Nominating Committee of the Board.

Our Corporate Governance Guidelines include stock retention guidelines applicable to executive officers and directors. The guidelines require executive officers and directors of the Company to retain at least 50% of the net shares of Forrester common stock delivered to them upon the exercise or vesting of stock-based awards granted on and after January 1, 2010. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of stock-based awards and applicable withholding taxes. For directors, the applicable withholding tax is presumed to be the minimum withholding tax applicable to an employee. These guidelines may be waived, at the discretion of the Compensation and Nominating Committee of the Board of Directors, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order.

We also have a written code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. You can access our Code of Business Conduct and Ethics, Corporate Governance Guidelines and our current committee charters on our website, at www.forrester.com/aboutus.

Information With Respect to Board of Directors

Board Meetings and Committees

Our Board of Directors has determined that each of the current directors, with the exception of Mr. Colony, our Chairman and Chief Executive Officer, is independent under applicable NASDAQ standards as currently in effect.

Our Board of Directors held 15 meetings during fiscal 2012. Each director attended at least 75 percent of the aggregate of the meetings of the Board of Directors and of each committee of which he or she is a member. Forrester does not require directors to attend the annual meeting of stockholders. Mr. Colony, who presided at the meeting, and Charles Rutstein, our former chief operating officer and a director who resigned in October 2012, attended the 2012 annual meeting of stockholders. Historically, very few stockholders have attended our annual meeting and we have not found it to be a particularly useful forum for communicating with our stockholders. The Board of Directors currently has two standing committees, the Audit Committee and the Compensation and Nominating Committee, whose members consist solely of independent directors.

Our Audit Committee consists of three members: George R. Hornig, Chairman, Henk W. Broeders, and Michael H. Welles, each of whom, in addition to satisfying the NASDAQ independence standards, also satisfies the Sarbanes-Oxley independence requirements for audit committee membership. In addition, the Board has determined that Mr. Hornig is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and all of the members of the Audit Committee satisfy the financial literacy standards of NASDAQ. The Audit Committee held five meetings during fiscal 2012. The responsibilities of our Audit Committee and its activities during fiscal 2012 are described in the committee's amended and restated charter, which is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140.

Our Compensation and Nominating Committee consists of three members: Robert M. Galford, Chairman, Gretchen G. Teichgraeber, and Michael H. Welles. The Compensation and Nominating Committee held 12 meetings during fiscal 2012. The Compensation and Nominating Committee has authority, as specified in the committee's charter, to, among other things, evaluate and approve the compensation of our Chief Executive Officer, review and approve the compensation of our other executive officers, administer our stock plans, and oversee the development of executive succession plans for the CEO and other executive officers. The committee also has the authority to identify and recommend to the Board qualified candidates for director. The Compensation and Nominating Committee charter is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140.

Compensation Committee Interlocks and Insider Participation

No person who served during the past fiscal year as a member of our Compensation and Nominating Committee is or was an officer or employee of Forrester, or had any relationship with Forrester requiring disclosure in this proxy statement. During the past fiscal year, none of our executive officers served as a member of the board of directors of another entity, any of whose executive officers served as one of our directors.

Board Leadership Structure

At the present time, Mr. Colony serves as both Chairman of the Board and Chief Executive Officer. Mr. Colony is a significant stakeholder in Forrester, beneficially owning approximately 35% of our outstanding common stock. As such, we believe it is appropriate that he set the agenda for the Board of Directors in addition to serving as the Chief Executive Officer. We also do not believe that the size of the Company warrants the division of these responsibilities. We do not have a single lead director because our Board of Directors is small enough that the independent directors work effectively together as a group and the presiding director at meetings of the independent directors rotates among the chairmen of the committees.

The Board's Role in Risk Oversight; Risk Considerations in our Compensation Programs

The Board's role in the Company's risk oversight process includes receiving regular reports from members of management on areas of material risk to the Company, including financial, strategic, operational, legal and regulatory risks. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate manager within the Company. When a committee receives such a report, the Chairman of the relevant Committee reports on the discussion to the full Board during the Committee reports portion of the next Board meeting, enabling the full Board to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Our Compensation and Nominating Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. We structure our pay programs to consist of both fixed and variable compensation, with the fixed base salary portion providing steady income regardless of our stock price performance. The variable components, consisting of cash bonus and stock-based awards, are designed to reward both short and long-term performance. Targets under our bonus plans are a function of bookings and profit (described in greater detail in the Compensation Discussion and Analysis below), important financial metrics for our business. For long-term performance, we generally award a combination of time-based stock options and restricted stock units generally vesting over three to four years. We believe that the variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce excellent short and long-term results for the Company, while fixed base salary is also sufficiently high such that the executives are not encouraged to take unnecessary or excessive risks. In addition, our bonus plan funding metrics apply company-wide, regardless of function or client group, which we believe encourages relatively consistent behavior across the organization. While sales commissions are not capped, we capped our bonus at 1.6 times target Company performance in 2012. For 2013, the Company performance bonus will be capped at 1.8 times target Company performance, with the increase providing additional upside to employees and executives in the event of truly exceptional operating performance. Therefore, even if Company performance dramatically exceeds target performance, bonus payouts are limited. Conversely, we have a minimum threshold on Company performance under our bonus plan approved by the Compensation and Nominating Committee so that the bonus plan is not funded at performance below a certain level.

Director Candidates

As noted above, the Compensation and Nominating Committee has responsibility for recommending nominees for election as directors of Forrester. Our stockholders may recommend individuals for this committee to consider as potential director candidates by submitting their names and background to the "Forrester Research Compensation and Nominating Committee", c/o Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140. The Compensation and Nominating Committee will consider a recommended candidate for the next annual meeting of stockholders only if biographical information and background material are provided no later than the date specified below under "Stockholder Proposals" for receipt of director nominations.

The process that the Compensation and Nominating Committee will follow to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Compensation and Nominating Committee. Assuming that biographical and background material is provided for candidates recommended by the stockholders, the Compensation and Nominating Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by stockholders, the Compensation and Nominating Committee will apply the criteria set forth in the committee's charter and in the Corporate Governance Guidelines. These criteria include, among others, the candidate's integrity, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all stockholders. Although the Compensation and Nominating Committee considers as one of many factors in the director identification and nomination process diversity of race, gender and ethnicity, as well as geography and business experience, it has no specific diversity policy. The Compensation and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a composite mix of experience, knowledge and abilities, including direct operating experience, that will allow the Board to fulfill its responsibilities.

In addition, our by-laws permit stockholders to nominate directors for election at an annual meeting of stockholders, other than as part of the Board's slate. To nominate a director, in addition to providing certain information about the nominee and the nominating stockholder, the stockholder must give timely notice to Forrester, which, in general, requires that the notice be received by us no less than 90 nor more than 120 days prior to the applicable annual meeting of stockholders. In accordance with our by-laws, the 2014 Annual Meeting will be held on May 13, 2014.

Communications from Stockholders

The Board will give appropriate attention to communications on issues that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Compensation and Nominating Committee, with the assistance of the Chief Legal Officer and Secretary, will be primarily responsible for monitoring communications from stockholders and will provide copies of summaries of such communications to the other directors as deemed appropriate.

Stockholders who wish to send communications on any topic to the Board should address such communications to the Forrester Research Compensation and Nominating Committee, c/o Chief Legal Officer and Secretary, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

2012 Business Results

In 2012, the Company's revenue grew by 3.3% percent to $292.9 million, and basic earnings per share, at $1.16, were 13.7% higher than in 2011. However, our overall financial performance in 2012 was below our expectations when our 2012 executive compensation plan was reviewed and approved, resulting in our failure to achieve the targets set under the Company's executive cash incentive plan, as discussed below.

Compensation for Performance

A substantial amount of the total compensation of our executive officers is linked to our performance, both through short-term cash incentive compensation and long-term equity incentive compensation. We believe this aligns our executives' incentives with our objective of enhancing stockholder value over the longer term.

Cash Compensation. A significant portion of the current cash compensation opportunity for our executive officers is made through our 2012 Executive Cash Incentive Plan. As described in more detail below, payments under the plan are based on company financial performance metrics (for 2012, booked sales accounts or "bookings" and adjusted operating profit). By design, our plan pays more when we perform well and less, or nothing, when we do not. For example, while our strong 2010 operating results resulted in an above-target payout under the 2010 Executive Cash Incentive Plan, our 2011 operating results were strong but below targeted levels, resulting in only a partial payout under the 2011 Executive Cash Incentive Plan, and our disappointing 2012 operating results resulted in no payout under the 2012 Executive Cash Incentive Plan. However, discretionary bonus payments were awarded to two named executive officers, as discussed below, in recognition of outstanding individual contributions to the Company in 2012.

Equity Awards. Another key component of compensation for our executive officers consists of long-term equity incentives, in the form of both restricted stock units (RSUs) and stock options. In 2012, all RSUs and stock options granted to executive officers vest over time, with 25% to vest annually over four years. We believe these awards have retention value and reflect a balance between short-term financial performance and long-term shareholder return, supporting our performance-based compensation. Consistent with past years, we did not grant equity awards in 2012 to George Colony, our Chairman and Chief Executive Officer, who is the beneficial owner of approximately 35% of our common stock.

Compensation Program Changes in 2012

Change in 2012 Executive Cash Incentive Plan. In 2012, our Compensation and Nominating Committee (the "Committee") determined that payments under the Company's 2012 Executive Cash Incentive Plan would be determined solely by reference to a named executive officer's target award and the Company's financial performance. Team and individual goals will no longer be taken into account when calculating payouts under the plan, but will instead be used for purposes of performance evaluations and future compensation decisions. The Committee feels that this simplification of the 2012 Executive Cash Incentive Plan will more consistently align the incentives of the executive officers with the financial performance of the Company.

Base Salary and Short-Term Cash Incentive Compensation. Based on a review of market data and the tenures and experience of our executive officers, but taking into account our mixed financial performance in 2011, the Committee left the base salaries for all but one of the named executive officers unchanged from 2011, while increasing the target cash incentive bonus amounts of our named executive officers eligible for compensation adjustments in 2012 by an average of 10.7% over 2011.

Equity Incentives. As in 2011, the general framework of equity incentive awards for our executive officers in 2012 consisted of grants of both RSUs and stock options. In 2012, however, the Committee determined that both the RSUs and the stock options would vest over time, rather than granting RSUs that vest only upon the satisfaction of predetermined performance targets. The stock options would continue to have value only if our stock price increased from the price on the date of grant and if the recipient continued to provide service to the Company as an employee through the vesting date, while the RSUs would encourage retention by providing immediate compensatory value to the executive upon vesting. The Committee also determined that the stock options would begin vesting as to 25% of the shares on the first anniversary of the grant date, while in 2011 the options first vested as to 50% of the shares 21 months after the grant date.

Say on Pay Stockholder Vote. At our 2011 annual meeting, a majority of our stockholders supported an annual vote on our executive compensation program and, in response, the Committee determined to hold an annual vote on the matter. In 2012, we submitted our executive compensation program to a second advisory vote of our stockholders and, consistent with the result of our 2011 say on pay vote, it received the support of more than 95% of the total votes cast at our annual meeting. We pay careful attention to any feedback we receive from our stockholders about our executive compensation program, including the say on pay vote. The Committee considered such feedback when setting our executive cash compensation program and granting equity awards to executives in 2012, and will continue to consider stockholder feedback in its subsequent executive compensation decision making.

Compensation Objectives and Strategy

The primary purpose of our executive compensation program is to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. Our principal objectives and strategy concerning our executive compensation program are as follows:

- encourage achievement of key Company values — including client service, quality, collaboration, courage and integrity — that we believe are critical to our continued growth;
- base cash compensation on individual achievement and responsibility, teamwork, and our short-term financial performance;
- align employees' incentives with our objective of enhancing stockholder value over the longer term through long-term incentives, principally in the form of stock options and restricted stock units (RSUs);
- design total compensation packages that will attract, retain, and motivate key employees who are critical to the long-term success of our Company; and
- emphasize individual excellence and encourage employees at all levels, as well as executive officers, to take initiative and lead individual projects that enhance our performance.

These objectives and strategy are reviewed each year by the Committee, which oversees our executive compensation program. In furtherance of these objectives, the Committee takes the following actions each year:

- reviews the performance of George Colony, our Chairman and Chief Executive Officer, including his demonstration of leadership and his overall contribution to the financial performance of the Company;
- reviews the assessment by Mr. Colony of the performance of the other executive officers against their individual and team goals;
- reviews the company-wide financial goals that are used in the calculation of the cash incentive compensation for our executives;
- reviews all components of compensation for each executive officer: base salary, short-term cash incentive compensation, and long-term equity incentive compensation;
- assesses relevant market data; and
- holds executive sessions (without our management present) as appropriate to accomplish the above actions.

Mr. Colony also plays a substantial role in the compensation process for the other executive officers, primarily by recommending annual goals for the executives reporting directly to him, evaluating their performance against those goals, and providing recommendations on their compensation to the Committee.

Although it has the authority to do so, the Committee did not engage an independent compensation consultant in 2012 to provide data or analysis with respect to 2012 executive compensation because the members were comfortable relying on their independent review of the market data, surveys and other supporting information provided by management, taking into account that the Company does not offer special perquisites, deferred compensation plans, or other special executive compensation arrangements. The Committee believes it is adequately experienced to address relevant issues and discharge its responsibilities consistent with the Company's compensation objectives and philosophy.

The Committee has not historically used formal benchmarking data to establish compensation levels, but has relied instead on relevant market data and surveys to design compensation packages that it believes are competitive with other similarly situated companies or those with whom we compete for talent. While compensation surveys provide useful data for comparative purposes, the Committee believes that successful compensation programs also require the application of sound judgment and subjective determinations of individual and Company performance.

The Committee believes it is helpful to utilize data compiled from a wide array of companies and believes it important to consider comparative data from companies of comparable size and revenue, operating within a comparable industry, and located or operating within our principal geographic markets. In setting executive compensation for 2012, the Committee primarily considered data from the Radford Global High Technology Survey and Kenexa's IPAS Global High Technology Survey, which included companies with annual revenues from $250 million to $500 million. For each of the Company's executive officers, other than Mr. Colony, the data the Committee reviewed included comparative market percentiles for base salary, total annual cash compensation opportunity (or "on-target earnings") and on-target earnings plus calculated value of equity grants (or "total direct compensation"). The Committee determined that the average base salary and total direct compensation of the named executive officers, other than Mr. Colony, were close to the respective medians of the comparative market data, while the average on-target earnings were closer to the 39% percentile of the comparative market data. Although the Committee did not identify a specific desired percentile for on-target earnings, the Committee decided to allocate 100% of the cash compensation adjustments for 2012 for the named executive officers, other than Ms. Mann, to short-term cash incentive targets to better align the on-target earnings market percentiles with the base salary and total direct compensation market percentiles. Because Ms. Mann's base salary fell into a substantially lower market percentile than the other named executive officers, the Committee also approved a 3% increase in Ms. Mann's base salary for 2012. Since Mr. Colony owns such a substantial percentage of our common stock, the Committee generally does not deem the available market data as comparable and does not place substantial weight on such data when setting his executive compensation.

Elements of Compensation

Compensation for our named executive officers consists of the following principal components:

- base salary;
- short-term cash incentive compensation;
- long-term equity incentive compensation, in the form of stock options and RSUs; and
- other benefits available generally to all full-time employees.

We do not have an express policy for weighting different elements of compensation or for allocating between long-term and short-term compensation, but we do attempt to maintain compensation packages that will advance our overall compensation objectives. In reviewing and setting the compensation of each executive, we consider the individual's position with the Company and his or her ability to contribute to achievement of strategic and financial objectives.

In 2012, as illustrated below, base salaries for our named executive officers other than Mr. Colony represented an average of approximately 47.4% of total target compensation for these individuals, while the base salary for Mr. Colony represented approximately 60.7% of his total target compensation. Because of Mr. Colony's significant ownership of our common stock, the Committee generally does not grant stock options or RSUs to him, resulting in a higher ratio of base salary to total target compensation than that of the other named executive officers.

CEO Pay Mix - Fiscal Year 2012 (Target)


39.3%
60.7%
Base Salary
Annual Cash Incentive

All Other NEOs Pay Mix-Fiscal Year 2012 (Target)


20.3%
47.4%
32.3%
Base Salary
Stock Options and RSUs
Annual Cash Incentive

Base Salary. The Committee approves the base salaries of our named executive officers annually by evaluating the responsibilities of their position, the experience and performance of the individual, and as necessary or appropriate, survey and market data. The base salary of a named executive officer is also considered together with the other components of his or her compensation to ensure that both the executive's total cash compensation opportunity (or "on-target earnings") and the allocation between base salary and variable compensation for the executive are in line with our overall compensation philosophy and business strategy.

Our goal is to pay base salaries to our named executive officers that are competitive with the base salaries of companies that are similarly situated or with which we compete to attract and retain executives, while taking into account total on-target earnings, and remaining consistent with our overall compensation objectives with respect to variable compensation. In 2012, taking into account the Company's 2011 financial performance and the market data discussed above, the Committee decided to leave the base salaries for the named executive officers, other than Ms. Mann, unchanged from 2011. The Committee approved an increase in Ms. Mann's base salary of approximately 3%.

Short-Term Cash Incentive Compensation. A significant portion of each of our named executive officers' total annual cash compensation is dependent on our achievement of annual financial objectives set forth under our 2012 Executive Cash Incentive Plan. Payouts under the plan are made annually in arrears.

An individual named executive officer's annual bonus payout under the 2012 Executive Cash Incentive Plan is based on the following factors, which are discussed in more detail below:

- the named executive officer's target award; and
- the Company's financial performance.

Prior to 2012, the named executive officers' annual payouts could be further adjusted based on individual and team performance. In order to simplify the 2012 Executive Cash Incentive Plan and more consistently align the incentives of the executive officers with the financial performance of the Company, the Committee determined that individual and team performance would not be taken into account for purposes of determining payouts under the plan in 2012. However, such individual and team performance would continue to be evaluated in connection with annual performance and compensation reviews for the executive officers.

Effective January 1, 2012, as part of its executive compensation reviews, the Committee increased target cash incentive bonus amounts for each of the named executive officers, other than Steven Peltzman, by an average of approximately 10.7%, taking into account the Company's financial performance in 2011, the market data discussed above, and the respective tenures, experience and performance of our named executive officers. Because Mr. Peltzman was hired as our Chief Business Technology Officer late in 2011, he was not eligible for a compensation adjustment until 2013. After giving effect to these increases, the annual target cash incentive bonus amounts for our named executive officers ranged from approximately 41.9% to 64.8% of that person's base salary.

For purposes of the 2012 Executive Cash Incentive Plan, the financial performance of our Company for 2012 was measured based on booked sales accounts (referred to as "bookings") and adjusted operating profit goals. The Committee selected bookings as one of the metrics because we believe that bookings provide an important measure of our current business activity and estimated future revenues. The Committee selected adjusted operating profit ("operating profit"), meaning the Company's pro forma operating profit assuming cash incentive compensation payouts under the 2012 Executive Cash Incentive Plan and the employee matrix bonus plan at target levels, as the other key metric because we believe operating profit provides a comprehensive measure of our financial performance that takes into account the importance of both revenue growth and expense management. In addition, by linking payouts under the plan to the Company's profitability, we provide our employees with the opportunity to share in our profits while assuring that payouts are only made if we achieve a satisfactory, pre-approved level of profitability, taking into account the nature of our business, planned investments to support growth of the business, and the economic environment. Our pro forma operating profit excludes amortization of acquisition-related intangible assets, duplicate lease costs, reorganization costs, costs or credits associated with acquisition activities, stock-based compensation and net gains or losses from investments, as well as their related tax effects. The Committee may also adjust the operating profit metric, as it deems appropriate, to include or exclude particular non-recurring items to avoid unanticipated results and to promote, and provide appropriate incentives for, actions and decisions that are in the best interests of the Company and its stockholders.

The 2012 Executive Cash Incentive Plan was structured as follows:

- A matrix for 2012 containing bookings on the x axis and operating profit on the y axis was approved by the Committee under the plan based on the Company's 2012 operating plan approved by the Board of Directors. Minimum bookings and operating profit levels were set taking into account the Company's historical growth levels for bookings and operating profit and planned investments to support growth of the business. Failure of our Company to meet either of these minimum levels would result in each executive officer being ineligible to receive any bonus payout. The minimum, target and maximum levels of bookings and operating profit under the 2012 Executive Cash Incentive Plan approved by the Committee were as follows (all dollars in thousands):

	Bookings	Operating Profit
Minimum:	$ 264,036	$ 40,583
Target:	$ 347,416	$ 46,117
Maximum:	$ 399,528	$ 54,418

- If the Company's target bookings and operating profit were achieved, the 2012 Executive Cash Incentive Plan allowed for the payment of 100% of a named executive officer's target award. If the bookings and operating profit were above the minimum thresholds but below the target, the bonus payout would be between 10% and 100% of the target award.

- If the applicable target bookings and operating profit were exceeded, the plan allowed for the payment of up to 160% of a named executive officer's target award.

The Company's actual bookings for 2012 were $294.0 million, but the Company did not achieve the minimum operating profit level specified above, resulting in 0% of each named executive officer's target award being payable. As a result, Mr. Colony did not receive 39.3% of his annual target compensation, while the other named executive officers did not receive an average of 20.2% of their annual target compensation. This illustrates the strong pay for performance structure of the compensation awarded to our named executive officers, as our 2012 bookings were below our target level, and our 2012 operating profit was below our minimum threshold level.

Following its determination that no bonuses could be paid to the named executive officers under the 2012 Executive Cash Incentive Plan based on our failure to achieve the minimum operating profit level, the Committee evaluated the named executive officers' performance during the year and determined to award each of Mr. Doyle and Ms. Mann a discretionary cash bonus of $80,500 to recognize their exceptional individual contributions to the Company in 2012, including their assumption of additional responsibilities following the departures of other executive officers of the Company.

Long-term Equity Incentive Compensation. Our equity awards generally consist of stock options and RSUs granted under our equity incentive plans. All stock-based compensation awards granted to our executive officers are granted by the Committee. We believe that stock-based awards help to motivate and retain executives and also align management's incentives with long-term stock price appreciation. In general, we believe that the combination of RSUs and stock options serves to encourage retention while further aligning the interests of executives and stockholders, as the stock options have value only if our stock price increases from that at grant date, and both the RSUs and stock options have value only if the recipient continues to provide service to the Company through the vesting date. In addition, in structuring the awards, the Committee considered that if and when an RSU award vests, it provides immediate compensatory value to the executive. Neither the Company nor our board of directors, including the Committee, has any plan, program or practice of timing equity incentive awards in coordination with the release or withholding of material non-public information.

In recent years prior to 2012, annual grants to our executives included a combination of performance-based RSUs, with vesting keyed to achievement of specified financial goals, and time-based stock options, with vesting occurring with the passage of time. In 2012, the Committee noted that each RSU granted to the named executive officers in 2009 vested as to only 40% of the shares subject to the award and, based on our 2011 financial performance and forecasted 2012 financial performance, it was unlikely that any of the 2010 or 2011 RSUs awarded to executive officers would meet the minimum performance conditions for vesting. In order to address executive retention concerns while still maintaining the desired split between stock options and RSUs, the Committee decided that the RSUs granted to the named executive officers in 2012 would be time-based, rather than performance-based. The Committee also determined that the stock options granted to the named executive officers would begin vesting as to 25% of the shares on the first anniversary of the grant date, while in 2011 the options first vested as to 50% of the shares 21 months after the grant date.

In determining the size and nature of stock-based awards for 2012, the Committee considered the aggregate number of stock-based awards outstanding relative to the Company's total shares outstanding, the average aggregate size of stock-based awards made to executive officers of companies that are similarly situated or with which we compete to attract and retain executives, and the individuals that they believed were most likely to contribute to or influence a return to the Company's historical growth levels and continued improvement in the Company's operating margin. On May 11, 2012, the Committee reviewed and approved the grant of time-based RSUs and stock options to each of Ms. Mann and Messrs. Doyle, Peltzman, Rutstein and van Lingen, effective May 14, 2012, as part of a grant of equity-based compensation to key employees across the Company. With respect to both the stock options and the RSUs, the Committee determined that the awards would vest 25% annually over four years. So long as the named executive officer holding one of the options or RSUs remains employed by the Company, 25% of the shares subject to the option or RSUs will vest on May 14, 2013, an additional 25% will vest on each of May 14, 2014 and May 14, 2015, and the balance of the shares subject to the option or RSU will vest on May 14, 2016. The stock options were granted at an exercise price of $33.81, which was equal to the closing market price of our common stock on the grant date of May 14, 2012.

Given Mr. Colony's significant ownership of our common stock, the Committee did not grant stock options or RSUs to Mr. Colony in 2012.

Other Benefits

As employees of our Company, our executive officers are eligible to participate in all Company-sponsored benefit programs on the same basis as other full-time employees, including health and dental insurance and life and disability insurance. In addition, our executive officers are eligible to receive the same employer match under our 401(k) plan (or applicable foreign plan) as is applicable for all participating employees. We do not offer any supplemental executive health and welfare or retirement programs, or provide any other supplemental benefits or perquisites, to our executives.

We have a cash bonus plan adopted in 2000 to pay bonuses measured by a portion of the share of our net profits from two technology-related private equity investment funds. Certain of our key employees, including certain of our executive officers who were employees of the Company at the time of the adoption of this plan, participate in this plan. The principal purpose of this cash bonus plan was to retain key employees by allowing them to participate in a portion of the potential return from our technology-related investments if they remained employed by the Company. The plan was established at a time when technology and internet companies were growing significantly, and providing incentives to retain key employees during that time was important. To date, although we have invested $19.6 million of a $20.0 million commitment in these funds, we have not paid any bonuses under this plan. In June 2010, the Committee approved an extension of this cash bonus plan until June 30, 2013.

Stock Retention Guidelines

In April 2010, we introduced stock retention guidelines as part of our Corporate Governance Guidelines to further align the interests of our directors and executive officers with those of our stockholders. Members of our executive team and Board of Directors are subject to these stock retention guidelines for so long as they remain an executive officer, or serve as a director, of the Company. The guidelines require executive officers and directors of the Company to retain at least 50% of the net shares of Forrester common stock delivered to them upon the exercise or vesting of stock awards granted on and after January 1, 2010. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of equity awards and applicable withholding taxes. For directors, the applicable withholding tax is presumed to be the minimum withholding tax applicable to an employee. These guidelines may be waived, at the discretion of the Committee, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order. Our directors and executive officers have complied in full with these guidelines since their initial adoption.

Impact of Tax and Accounting on Compensation Decisions

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to certain executive officers in excess of $1 million per year unless the compensation is performance-based. Because the compensation amounts paid to our executive officers are substantially below this threshold, to date we have not needed to structure compensation arrangements with our executive officers to preserve the deductibility of that compensation in light of Section 162(m).

When determining amounts of equity awards to executives and employees under our equity incentive program, the Committee considers the compensation charges associated with the awards. We recognize compensation expense for stock-based awards based upon the fair value of the award. Grants of stock options result in compensation expense equal to the fair value of the options, which is calculated using a Black-Scholes option pricing model. Restricted stock unit awards result in compensation expense equal to the fair value of the award on the award date, which is calculated using the closing stock price of the underlying shares on the date of the award. Stock-based compensation is recognized as an expense over the vesting period of the award.

Compensation Committee Report

The Compensation and Nominating Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Nominating Committee

Robert M. Galford, Chair
Michael H. Welles
Gretchen G. Teichgraeber

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned by our Chief Executive Officer, our Chief Financial Officer, each of our three other most highly compensated executive officers as of December 31, 2012, and one of our other highly compensated executive officers who resigned in October 2012. We refer to these officers as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
George F. Colony	2012	367,500	—	—	—	—	10,596	378,096
Chairman of the Board and	2011	367,500	—	—	—	88,200	10,439	466,139
Chief Executive Officer	2010	350,000	—	—	—	232,050	10,394	592,444
Michael A. Doyle	2012	330,750	80,500	169,050	147,232	—	10,596	738,128
Chief Financial Officer and	2011	330,750	—	154,151	140,226	56,700	10,433	692,260
Treasurer	2010	315,000	—	139,357	136,709	170,235	8,948	770,249
Gail S. Mann	2012	271,900	80,500	73,266	63,801	—	11,402	500,869
Chief Legal Officer and Secretary								
Steven Peltzman	2012	315,000	—	73,266	63,801	—	8,196	460,263
Chief Business Technology Officer								
Dennis van Lingen(4)	2012	256,184	—	88,339	101,430	—	21,917	467,870
Managing Director,	2011	277,307	—	104,606	95,154	45,162	23,364	545,593
Marketing & Strategy Client Group; Chief Europe, Middle East, & Africa Officer	2010	249,960	—	99,553	97,649	159,643	23,085	629,890
Charles Rutstein(5)	2012	308,700	—	146,533	127,601	—	72,401	655,235
Former Chief Operating	2011	352,800	—	154,151	140,226	62,899	10,366	720,442
Officer and Director	2010	336,000	—	139,357	136,709	175,968	11,304	799,338

(1) Amounts represent discretionary bonuses approved by the Committee.

(2) These amounts represent the aggregate grant date fair value of restricted stock unit and option awards. Assumptions used in the calculation of grant date fair value of stock options are included in footnote 1 to the Company's consolidated financial statements included in our 2012 Annual Report on Form 10-K. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. The amounts set forth may be more or less than the value ultimately realized by the named executive officer based upon, among other things, the value of the Company's common stock at the time of exercise of the options or vesting of the restricted stock units and whether such options or restricted stock units actually vest.

(3) 2012 amounts include the following amounts of Company matching contributions under our 401(k) plan or, for Mr. van Lingen, our Netherlands-based defined contribution pension plan: Mr. Colony, $7,500; Mr. Doyle, $7,500; Ms. Mann, $7,500; Mr. Peltzman, $7,500; Mr. Rutstein, $7,500; and Mr. van Lingen, $15,296. Other amounts consist of group term life insurance premiums and miscellaneous other items. Amounts shown for Mr. Rutstein include severance payments of $46,185 related to Mr. Rutstein's resignation from the Company, payable pursuant to an end of service agreement effective as of November 24, 2012.

(4) All elements of Mr. van Lingen's 2012 compensation, other than stock compensation-related expenses, reflect a translation from euros into U.S. dollars based on an exchange rate of 0.77825 euros per dollar, which was the average exchange rate during 2012. Elements of Mr. van Lingen's compensation for 2011 and 2010 reflect the average exchange rates for each of those years.

(5) As disclosed in the Company's Form 8-K filed October 25, 2012, Mr. Rutstein resigned as a director and executive officer of the Company, effective October 24, 2012. Because of his total compensation received during 2012, Mr. Rutstein is listed as a named executive officer of the Company in the above table, but he was no longer a director, executive officer or employee of the Company at December 31, 2012.

GRANTS OF PLAN-BASED AWARDS FOR 2012

The following table sets forth information with respect to plan-based awards granted to named executive officers in 2012.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All other stock awards: Number of shares of stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
George F. Colony	—	—	23,814	238,140	381,024	—	—	—	—
Michael A. Doyle	—	—	15,593	155,925	249,480	—	—	—	—
	05/14/12	05/11/12	—	—	—	—	15,000	33.81	147,232
	05/14/12	05/11/12	—	—	—	5,000	—	—	169,050
Gail S. Mann	—	—	11,394	113,940	182,304	—	—	—	—
	05/14/12	05/11/12	—	—	—	—	6,500	33.81	63,801
	05/14/12	05/11/12	—	—	—	2,167	—	—	73,266
Steven Peltzman	—	—	10,000	100,000	160,000	—	—	—	—
	05/14/12	05/11/12	—	—	—	—	6,500	33.81	63,801
	05/14/12	05/11/12	—	—	—	2,167	—	—	73,266
Dennis van Lingen(3)	—	—	12,404	124,041	198,466	—	—	—	—
	05/14/12	05/11/12	—	—	—	—	9,000	33.81	88,339
	05/14/12	05/11/12	—	—	—	3,000	—	—	101,430
Charles Rutstein	—	—	16,632	166,320	266,112	—	—	—	—
	05/14/12	05/11/12	—	—	—	—	13,000	33.81	127,601
	05/14/12	05/11/12	—	—	—	4,334	—	—	146,533

(1) Consists of awards under our 2012 Executive Cash Incentive Plan, a non-equity incentive plan, with payouts thereunder made annually in arrears. Our 2012 Executive Cash Incentive Plan is described in detail, including calculation of threshold, target and maximum awards under the plan, in the Compensation Discussion and Analysis above. Based on our actual 2012 financial performance, no payouts were made under the 2012 Executive Cash Incentive Plan.

(2) Assumptions used in the calculation of option awards are included in footnote 1 to the Company's consolidated financial statements included in our 2012 Annual Report on Form 10-K. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant.

(3) Threshold, target and maximum awards under our 2012 Executive Cash Incentive Plan for Mr. van Lingen reflect a translation from euros into U.S. dollars based on an exchange rate of 0.76923 euros per dollar, which was the exchange rate that the Company used for all financial planning purposes for 2012. The applicable amounts expressed in euro would be: threshold, €9,542; target, €95,416; and maximum, €152,666. Applying the average exchange rate during 2012, which was used to calculate the actual amounts paid in the Summary Compensation Table, the same amounts expressed in U.S. dollars would be: threshold, $12,261, target, $122,603; and maximum, $255,016. Based on our actual 2012 financial performance, no payouts were made under the 2012 Executive Cash Incentive Plan.

OUTSTANDING EQUITY AWARDS AT 2012 FISCAL YEAR-END

The following table sets forth information for the named executive officers regarding outstanding option awards and stock awards held as of December 31, 2012.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(1)
George F. Colony	—	—	—	—	—	—
Michael A. Doyle	—	—	—	—	4,667(2)	125,076
	—	—	—	—	4,667(3)	125,076
	—	—	—	—	5,000(4)	134,000
	42,500	—	25.20	09/30/2017	—	—
	7,500	2,500(5)	25.25	06/30/2019	—	—
	7,000	7,000(6)	29.86	03/31/2020	—	—
	—	14,000(7)	33.03	06/30/2021	—	—
	—	15,000(8)	33.81	05/13/2022	—	—
Gail S. Mann	—	—	—	—	2,167(2)	58,076
	—	—	—	—	2,167(3)	58,076
	—	—	—	—	2,167(4)	58,076
	12,500	—	28.62	04/01/2017	—	—
	12,000	—	27.11	03/31/2018	—	—
	5,625	1,875(9)	25.25	06/30/2019	—	—
	3,250	3,250(10)	29.86	03/31/2020	—	—
	—	6,500(11)	33.03	06/30/2021	—	—
	—	6,500(12)	33.81	05/13/2022	—	—
Steven Peltzman	—	—	—	—	3,334(3)	89,351
	—	—	—	—	2,167(4)	58,076
	2,500	7,500(13)	31.89	10/02/2021	—	—
	—	6,500(14)	33.81	05/13/2022	—	—
Dennis van Lingen	—	—	—	—	3,334(2)	89,351
	—	—	—	—	3,167(3)	84,876
	—	—	—	—	3,000(4)	80,400
	15,000	—	26.08	05/14/2016	—	—
	15,000	—	27.35	09/06/2016	—	—
	15,000	—	26.93	04/01/2017	—	—
	20,000	—	27.11	03/31/2018	—	—
	9,375	3,125(15)	25.25	06/30/2019	—	—
	5,000	5,000(16)	29.86	03/31/2020	—	—
	—	9,500(17)	33.03	06/30/2021	—	—
	—	9,000(18)	33.81	05/13/2022	—	—
Charles Rutstein	7,000	—	29.86	03/31/2020(19)	—	—

(1) The market value was calculated based on $26.80, the closing price per share of our common stock on December 31, 2012.

(2) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2012. The restricted stock units can vest on April 1, 2013 as to either 40% or 100% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met. Based on actual 2012 financial performance, the restricted stock units will be forfeited.

(3) Consists of performance-based restricted stock units granted pursuant to our 2006 Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to year-over-year revenue growth and pro forma operating margin in 2013. The restricted stock units can vest on April 1, 2014 as to 40%, 100% or 125% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.

(4) Consists of time-based restricted stock units granted pursuant to our Amended and Restated 2006 Equity Incentive Plan. The restricted stock units vest as to 25% of the shares subject to the award on each of May 14, 2013, May 14, 2014, May 14, 2015 and May 14, 2016.

(5) Stock options become exercisable on April 1, 2013.

(6) Stock options become exercisable as to 3,500 shares on April 1, 2013 and 3,500 shares on April 1, 2014.

(7) Stock options become exercisable as to 7,000 shares on April 1, 2013, 3,500 shares on April 1, 2014 and 3,500 shares on April 1, 2015.

(8) Stock options become exercisable as to 3,750 shares on May 14, 2013, 3,750 shares on May 14, 2014, 3,750 shares on May 14, 2015 and 3,750 shares on May 14, 2016.

(9) Stock options become exercisable on April 1, 2013.

(10) Stock options become exercisable as to 1,625 shares on April 1, 2013 and 1,625 shares on April 1, 2014.

(11) Stock options become exercisable as to 3,250 shares on April 1, 2013, 1,625 shares on April 1, 2014 and 1,625 shares on April 1, 2015.

(12) Stock options become exercisable as to 1,625 shares on May 14, 2013, 1,625 shares on May 14, 2014, 1,625 shares on May 14, 2015 and 1,625 shares on May 14, 2016.

(13) Stock options become exercisable as to 2,500 shares on October 3, 2013, 2,500 shares on October 3, 2014 and 2,500 shares on October 3, 2015.

(14) Stock options become exercisable as to 1,625 shares on May 14, 2013, 1,625 shares on May 14, 2014, 1,625 shares on May 14, 2015 and 1,625 shares on May 14, 2016.

(15) Stock options become exercisable on April 1, 2013.

(16) Stock options become exercisable as to 2,500 shares on April 1, 2013 and 2,500 shares on April 1, 2014.

(17) Stock options become exercisable as to 4,750 shares on April 1, 2013, 2,375 shares on April 1, 2014 and 2,375 shares on April 1, 2015.

(18) Stock options become exercisable as to 2,250 shares on May 14, 2013, 2,250 shares on May 14, 2014, 2,250 shares on May 14, 2015 and 2,250 shares on May 14, 2016.

(19) Option expired on February 15, 2013, three months following termination of Mr. Rutstein's employment.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2012

The following table sets forth information for the named executive officers regarding the value realized during 2012 by such executives pursuant to option exercises and the vesting of RSUs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
George F. Colony	—	—	—	—
Michael A. Doyle	—	—	1,334	43,221
Gail S. Mann	—	—	1,000	32,400
Steven Peltzman	—	—	—	—
Dennis van Lingen	—	—	1,667	54,011
Charles Rutstein	111,250	597,667	2,000	64,800

Pension Benefits

We have no defined benefit pension plans or long-term incentive plans applicable to the named executive officers.

Nonqualified Deferred Compensation

We have no nonqualified defined contribution or deferred compensation plans.

Severance and Change-of-Control Benefits

We entered into an employment offer letter on July 24, 2007 with Mr. Doyle that provides for severance benefits following a termination of his employment by the Company without Cause (as defined in the offer letter). In the event of such a termination, we must continue to pay Mr. Doyle his base salary for the 6 months following his termination, subject to his signing a separation agreement in a form acceptable to us that includes a general release of all claims. On September 6, 2011 we entered into an employment offer letter with Mr. Peltzman that provides for severance benefits following a termination of his employment by the Company without Cause (as defined in the offer letter). In the event of such a termination, we must continue to pay Mr. Peltzman his base salary for the 3 months following his termination, subject to his signing a separation agreement in a form acceptable to us that includes a general release of all claims. We entered into a severance agreement effective as of November 24, 2012 with Mr. Rutstein that provides for aggregate payments to Mr. Rutstein of $369,480 over a twelve month period, subject to Mr. Rutstein's continuing compliance with his confidentiality, proprietary rights and noncompetition agreement with the Company. We have not entered into agreements providing for severance benefits with any of the other named executive officers. Each of our named executive officers other than Mr. Colony has entered into stock option and restricted stock unit grant agreements that provide for full acceleration of vesting upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such options or restricted stock units in connection with the change of control. The following table shows what the benefit of such acceleration would have been assuming a change of control had occurred on December 31, 2012, the severance amounts that would have been payable to Messrs. Doyle and Peltzman if we had terminated their employment without Cause on December 31, 2012, and the amount payable to Mr. Rutstein pursuant to his severance agreement.

Name	Early Vesting of Stock Options Upon a Change of Control($)(1)	Early Vesting of Stock Awards Upon a Change of Control($)(2)	Severance Amount Upon Termination Without Cause ($)
George F. Colony	—	—	—
Michael A. Doyle	3,875	384,152	165,375
Gail S. Mann	2,906	174,228	—
Steven Peltzman	—	147,427	78,750
Dennis van Lingen	4,844	254,627	—
Charles Rutstein	—	—	369,480

(1) This amount equals the difference between the exercise price of each option and $26.80, the closing price of our common stock on NASDAQ on December 31, 2012, multiplied by the number of unvested shares of our common stock underlying stock options on December 31, 2012, the assumed date of the change of control.

(2) This amount equals $26.80, the closing price per share of our common stock on December 31, 2012, multiplied by the number of unvested shares of our common stock underlying restricted stock units on December 31, 2012, the assumed date of the change of control.

Director Compensation

DIRECTOR COMPENSATION TABLE FOR 2012

The following table shows the compensation that we paid during the year ended December 31, 2012 to each of our directors, other than Messrs. Colony and Rutstein, whose compensation is reflected in "Executive Compensation" above. Mr. Rutstein resigned from the Board of Directors when he resigned as an officer of the Company.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Total ($)
Henk W. Broeders	25,000	124,990	149,990
Robert M. Galford	30,000	124,990	154,990
George R. Hornig	30,000	124,990	154,990
Gretchen G. Teichgraeber	25,000	124,990	149,990
Michael H. Welles	30,000	124,990	154,990

(1) The amounts in this column reflect the aggregate grant date fair value of restricted stock unit awards for 2012. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. The amounts set forth may be more or less than the value ultimately realized by the named director based upon, among other things, the value of the Company's Common Stock at the time of vesting of the restricted stock units and whether such restricted stock units actually vest.

(2) On May 8, 2012, each of the directors other than Messrs. Colony and Rutstein received 3,625 restricted stock units.

(3) At December 31, 2012, the non-employee directors held options to purchase, and restricted stock units for, the number of shares listed next to their names-below:

Director	Number of Shares	
	Options	RSUs
Henk W. Broeders	74,000	3,625
Robert M. Galford	52,125	3,625
George R. Hornig	36,500	3,625
Gretchen G. Teichgraeber	49,000	3,625
Michael H. Welles	99,000	3,625

Our non-employee directors receive an annual retainer of $20,000 and members of each Board committee receive an additional annual retainer of $5,000 for each committee on which they serve, with the Chairman of each committee receiving an additional $5,000 per year. Each of these annual fees is payable in arrears. Members of our Board of Directors are reimbursed for their expenses incurred in connection with attending any meeting.

At our 2012 annual meeting of stockholders, our stockholders approved an amendment to the Forrester Research, Inc. 2006 Equity Incentive Plan ("Equity Incentive Plan") to provide that the non-employee directors of the Company are eligible to participate in the Equity Incentive Plan. The Compensation and Nominating Committee of the Board of Directors has the authority under the Equity Incentive Plan to grant stock options and RSUs to non-employee directors in such amounts and on such terms as it shall determine at the time of grant. After our 2012 annual meeting, our five non-employee directors at that time each received 3,625 restricted stock units, which equals the number of whole shares calculated by dividing $125,000 by $34.48, the closing price of the Company's common stock on the date of award. These RSUs vest in four equal annual installments. RSUs granted under the Equity Incentive Plan become vested in full upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such RSUs in connection with the change of control.

Options granted to our non-employee directors prior to our 2006 annual meeting were made pursuant to our Amended and Restated 1996 Stock Option Plan for Non-Employee Directors, and options granted to our non-employee directors prior to our 2012 annual meeting but after our 2006 annual meeting were made pursuant to our 2006 Stock Option Plan for Directors, as amended. Options granted under the 2006 Stock Option Plan for Directors become vested in full upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such options in connection with the change of control.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Board of Directors has appointed an Audit Committee composed of three non-employee directors: Messrs. Hornig (Chairman), Broeders, and Welles. Each of the members of the Audit Committee is "independent" as defined under the NASDAQ Stock Market listing standards. The Board has determined that Mr. Hornig is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and the members of the Audit Committee satisfy the NASDAQ financial literacy standards.

The Audit Committee is responsible for providing independent oversight of Forrester's accounting functions and internal controls. The Audit Committee oversees Forrester's financial reporting process on behalf of the Board of Directors, reviews financial disclosures, and meets privately, outside of the presence of management, with Forrester's internal auditor and with representatives of the independent registered public accounting firm. The Audit Committee also selects and appoints the independent registered public accounting firm, reviews the performance of the independent registered public accounting firm, and reviews the independent registered public accounting firm's fees. The Audit Committee operates under a written charter adopted by the Board of Directors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed Forrester's audited financial statements for the fiscal year ended December 31, 2012 with Forrester's management and with PricewaterhouseCoopers LLP, Forrester's independent registered public accounting firm. The Audit Committee also discussed with PricewaterhouseCoopers LLP the matters required by Statement of Auditing Standards No. 61, as amended (AICPA Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T. This included a discussion of the independent registered public accounting firm's judgments as to the quality, not just the acceptability, of Forrester's accounting principles, and such other matters as are required under the standards of the PCAOB. The Audit Committee also received the written disclosures and letter from PricewaterhouseCoopers LLP required by the PCAOB Rule 3256, and the Audit Committee discussed the independence of PricewaterhouseCoopers LLP with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

George R. Hornig, Chairman
Henk W. Broeders
Michael H. Welles

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires our officers and directors, and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial stockholders are required by SEC regulation to furnish to us copies of all Forms 3, 4 and 5 they file. Based solely on our review of copies of such forms which we received, we believe that all of our officers, directors, and greater than 10% beneficial owners complied on a timely basis with all filing requirements with respect to transactions during 2012, except for one report filed two weeks late for Robert Galford with respect to automatic dividend reinvestment shares in trusts for the benefit of his adult children, and reports filed four days late with respect to the award of time-based restricted stock units to our five non-employee directors.

Certain Relationships and Related Transactions

Registration Rights and Non-Competition Agreement. At the time of our initial public offering, we entered into a registration rights and non-competition agreement with Mr. Colony which provides that if Mr. Colony's employment with us is terminated he will not compete with us for the one year period after the date of such termination. The agreement also provides that in the event we propose to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering by us for our own account or the account of another person, or both, Mr. Colony shall be entitled to include shares held by him in such a registration, subject to the right of the managing underwriter of any such offering to exclude some or all of such shares from such registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by us. The agreement also provides that Mr. Colony may require us to register shares under the Securities Act with a fair market value of at least $5 million, except that we are not required to effect such registration more than twice or at certain times described in the agreement. The agreement also provides that we will pay all expenses incurred in connection with such registration.

Related Person Transactions

Pursuant to its amended and restated charter, our Audit Committee has responsibility for the review and approval of all transactions between the Company and any related parties or affiliates of the Company, its officers, and directors.

Related persons can include any of our directors or executive officers, certain of our stockholders, and any of their immediate family members. In evaluating related person transactions, the committee members apply the same standards they apply to their general responsibilities as members of a committee of the board of directors and as individual directors. The committee will approve a related person transaction when, in its good faith judgment, the transaction is in the best interest of the Company. To identify related person transactions, each year we require our directors and officers to complete a questionnaire identifying any transactions with the Company in which the officer or director or their family members have an interest. In addition, our Code of Business Conduct and Ethics includes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest will notify our legal department.

PROPOSAL TWO:

RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013

PricewaterhouseCoopers LLP audited our financial statements for the fiscal year ended December 31, 2012. Our Audit Committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013. Although stockholder approval of the selection of PricewaterhouseCoopers LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection.

If stockholders do not approve this proposal at the 2013 annual meeting, our Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP. If stockholders do ratify this appointment, the Audit Committee, which has direct authority to engage our independent registered public accounting firm, may appoint a different independent registered public accounting firm at any time during the year if it determines that the change would be in the best interests of Forrester and our stockholders.

The Audit Committee has approved all services provided to Forrester by PricewaterhouseCoopers LLP during 2012. Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2013 annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Independent Auditors' Fees and Other Matters

The following table presents the aggregate fees billed or expected to be billed by PwC and its affiliates for fiscal 2012 and fiscal 2011.

	Fiscal 2012	Fiscal 2011
Audit Fees(1)	$ 958,436	$ 691,127
Audit-Related Fees(2)	$ 20,600	$ 171,300
Tax Fees(3)	$ 473,053	$ 623,957
All Other Fees(4)	$ 1,700	1,800
Total Fees	$1,453,789	$1,488,184

(1) Audit fees are fees related to professional services rendered by PwC and its affiliates in connection with the audit of our financial statements and our internal controls over financial reporting, the reviews of our interim financial statements included in each of our quarterly reports on Form 10-Q, international statutory audits, and review of other SEC filings.

(2) Audit-related fees are for assurance and related services by PwC and its affiliates that are reasonably related to the performance of the audit or review of our financial statements, primarily for accounting consultations relating to acquisitions and audits of our defined contribution plans.

(3) Tax fees are fees billed for professional services related to tax compliance and tax consulting services.

(4) All other fees include licenses to web-based accounting and finance reference materials.

Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee approves the engagement of our independent registered public accounting firm to render any audit or non-audit services. At a regularly scheduled Audit Committee meeting, management or a representative of the Company's independent registered public accounting firm summarizes the services to be provided by the firm and the fees that will be charged for the services. Thereafter, if new services or dollar amounts in excess of those pre-approved at the meeting are proposed, they are either presented for pre-approval at the next meeting of the Audit Committee or approved by the Chairman of the Audit Committee pursuant to delegated authority. At subsequent meetings, the Audit Committee is provided a listing of any newly pre-approved services since the last meeting, and an updated projection for the current year of the estimated annual fees to be paid to the firm for all pre-approved audit and permissible non-audit services.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

PROPOSAL THREE:

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") requires that we include in this proxy statement a non-binding stockholder vote on our executive compensation as described in this proxy statement (commonly referred to as "Say-on-Pay"). This vote is not intended to address any specific item of compensation, but rather overall compensation of our named executive officers and the policies and practices described in this proxy statement.

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

We believe our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and providing incentives to our executives to create value for our stockholders. We believe this is evidenced by the following:

- The mix of compensation among base salary and cash incentives.
- Generally our compensation policies and practices are uniform across each of our business units and geographic regions.
- Our bonus plan for executive officers provides for multiple payout levels based on targets established and approved by our Compensation and Nominating Committee during the first quarter of the applicable plan year.
- We require that minimum threshold performance targets be achieved before any bonuses are paid, and bonus payouts under our executive cash incentive plan are capped.
- We use multiple performance measures under our executive cash incentive plan, including bookings and operating profit.
- We currently grant equity-based awards to executives under our equity incentive plan subject to multi-year vesting criteria, and require that the executive remain employed through the vesting date to realize the value of these awards.

The Board endorses the Company's executive compensation program and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this proxy statement under "Executive Compensation", including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this proxy statement.

Because the vote is non-binding, neither the Board of Directors nor the Compensation and Nominating Committee of the Board will be required to take any action as a result of the outcome of the vote on this proposal. The Compensation and Nominating Committee will carefully consider the outcome of the vote when evaluating future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION.

STOCKHOLDER PROPOSALS

Stockholder proposals to be considered at the Annual Meeting of Stockholders in 2014 must be received by December 2, 2013 to be considered for inclusion in our proxy materials for that meeting.

Stockholders who wish to make a proposal at the 2014 annual meeting, other than proposals included in our proxy materials, or who wish to nominate individuals for election as directors, must notify us between January 14, 2014 and February 13, 2014. If the stockholder does not notify us by February 13, 2014, the proxies will have discretionary authority to vote on a stockholder's proposal brought before the meeting.

OTHER BUSINESS

The Board of Directors has no knowledge of any other matter that may come before the annual meeting and does not, itself, currently intend to present any other such matter.

FORM 10-K

A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Securities and Exchange Commission will be sent to stockholders without charge by writing to Forrester Research, Inc., Investor Relations, 60 Acorn Park Drive, Cambridge, Massachusetts 02140.

COMPANY INFORMATION

Board Of Directors

George F. Colony
Chairman of the Board and Chief Executive Officer

Henk W. Broeders
Independent consultant, former member of the Executive Committee, Cap Gemini S.A.

Robert M. Galford
Managing Partner, Center for Leading Organizations

George R. Hornig
Senior Managing Director & Chief Operating Officer, Pinebridge Investments

Gretchen G. Teichgraeber
Chief Executive Officer, Leadership Directories, Inc.

Michael H. Welles
Chief Operating Officer and Director, S2 Security Corporation

Executive Officers

George F. Colony
Chairman of the Board and Chief Executive Officer

Ellen Daley
Managing Director, Business Technology Client Group

Michael A. Doyle
Chief Financial Officer and Treasurer

Gail S. Mann
Chief Legal Officer and Secretary

Michael Morhardt
Chief Sales Officer

Steven Peltzman
Chief Business Technology Officer

Thomas Pohlmann
Chief Marketing and Strategy Officer

Dennis van Lingen
Managing Director, Marketing & Strategy Client Group; Chief Europe, Middle East, & Africa Officer

Annual Meeting
Forrester's annual meeting of stockholders will be held at 10 a.m. local time on May 14, 2013, at the offices of the Company, 60 Acorn Park Drive, Cambridge, MA 02140.

Investor Relations
Requests for financial information should be sent to:
Investor Relations
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
Email: investor@forrester.com

Transfer Agent
Computershare Investor Services
P.O. Box 43078
Providence, RI 02940-3078

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Boston, MA

Legal Counsel
Choate Hall & Stewart LLP
Boston, MA

Stock Listing And Trading Symbol
Forrester's common stock is listed on the Nasdaq Global Select Market under the trading symbol "FORR."

Corporate Headquarters
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
www.forrester.com